Tractebel Energia

Florianópolis, April 18th, 2005.

CE DF-0016/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3-2
Washington, D.C. 20549 USA




05007765

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of the First Quarterly 2005 Information Report and the Tractebel Energia's Yearly Information Report of 2004, which were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Arianna Ferreira-Foley
The Bank Of New York

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2005	31/12/2005	1	01/01/2005	31/03/2005	4	01/10/2004	31/12/2004

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
TREVISAN AUDITORES INDEPENDENTES	00210-0
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
PAULO RICARDO PINTO ALANIZ	369.375.330-04

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2005	2 - TRIMESTRE ANTERIOR 31/12/2004	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2004
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	188.690.118
3 - Total	652.742.193	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 112 - Energia elétrica
5 - ATIVIDADE PRINCIPAL Geração e Comercialização de energia elétrica
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	09/12/2004	Juros Sobre Capital Próprio	20/04/2005	PNA	0,4655890000
02	RCA	09/12/2004	Juros Sobre Capital Próprio	20/04/2005	PNB	0,3906510000
03	RCA	09/12/2004	Juros Sobre Capital Próprio	20/04/2005	ON	0,3906510000
04	AGO	07/04/2005	Dividendo	20/04/2005	PNA	0,5132690000
05	AGO	07/04/2005	Dividendo	20/04/2005	PNB	0,5132690000
06	AGO	07/04/2005	Dividendo	20/04/2005	PN	0,5132690000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
15/04/2005	



01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2005	4 - 31/12/2004
1	Ativo Total	5.249.014	5.132.553
1.01	Ativo Circulante	1.153.506	1.061.028
1.01.01	Disponibilidades	812	4.648
1.01.01.01	Numerário Disponível	812	4.648
1.01.02	Créditos	1.035.875	856.321
1.01.02.01	Titulos e Valores Mobiliários	686.467	526.878
1.01.02.02	(-) Prov.p/Perdas em Aplic.Financeiras	(11.896)	(11.896)
1.01.02.03	Consumidores, Concess. e Permissionárias	429.529	401.629
1.01.02.04	(-) Prov. p/Créditos de Liq. Duvidosa	(130.816)	(130.816)
1.01.02.05	Dividendos a Receber de Controladas	8.113	8.113
1.01.02.06	Cauções e Dep.Vinculados - CCEE	9.880	9.555
1.01.02.07	Devedores Diversos-Conc. Energia Elétr.	8.367	7.809
1.01.02.08	Adiantamento a Fornecedores	4.612	9.511
1.01.02.09	Créditos da Cta Cons.Combustível-CCC/CDE	31.619	35.538
1.01.03	Estoques	13.036	13.061
1.01.04	Outros	103.783	186.998
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	6.606	8.764
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	44.926	104.170
1.01.04.03	(-) Provisão p/Perdas Recup.Créd. ICMS	(33.457)	(32.977)
1.01.04.04	Despesas Pagas Antecipadamente	5.725	4.262
1.01.04.05	Ativo Fiscal Diferido	72.502	94.344
1.01.04.06	Outros	7.481	8.435
1.02	Ativo Realizável a Longo Prazo	334.681	308.728
1.02.01	Créditos Diversos	94.012	96.345
1.02.01.01	Concessionárias e Permissionárias	12.962	14.920
1.02.01.02	Devedores Diversos-Conc. Energia Elétr.	15.210	16.572
1.02.01.03	Títulos e Valores Mobiliários	36.101	35.550
1.02.01.04	Alienação de Bens e Direitos	29.739	29.303
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	240.669	212.383
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	5.144	4.720
1.02.03.02	Depósitos Judiciais	31.693	26.048
1.02.03.03	Ativo Fiscal Diferido	201.159	181.132
1.02.03.04	Despesas Pagas Antecipadamente	2.190	0
1.02.03.05	Outros	483	483
1.03	Ativo Permanente	3.760.827	3.762.797
1.03.01	Investimentos	717.641	684.639
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	715.525	682.523
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742
1.03.01.03.02	Outros	374	374

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2005	4 -31/12/2004
1.03.02	Imobilizado	3.043.186	3.078.158
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2005	4 - 31/12/2004
2	Passivo Total	5.249.014	5.132.553
2.01	Passivo Circulante	1.095.107	1.129.494
2.01.01	Empréstimos e Financiamentos	206.887	196.195
2.01.01.01	Principal	190.332	189.382
2.01.01.02	Encargos	16.555	6.813
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	128.834	139.589
2.01.04	Impostos, Taxas e Contribuições	56.650	67.428
2.01.04.01	Tributos e Contrib. Sociais Correntes	55.663	66.449
2.01.04.02	Tributos e Contrib. Sociais Parcelados	987	979
2.01.05	Dividendos a Pagar	553.045	553.045
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	553.045	553.045
2.01.06	Provisões	37.906	36.466
2.01.06.01	Obrigações Estimadas	37.906	36.466
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	111.785	136.771
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	9.162	12.437
2.01.08.02	Benefício Pós-Emprego	50.375	51.619
2.01.08.03	Passivo Fiscal Diferido	39.616	39.616
2.01.08.04	Operações com Derivativos	432	18.984
2.01.08.05	Outros	12.200	14.115
2.02	Passivo Exigível a Longo Prazo	1.194.724	1.216.103
2.02.01	Empréstimos e Financiamentos	855.144	886.901
2.02.01.01	Principal	855.144	886.901
2.02.02	Debêntures	0	0
2.02.03	Provisões	127.819	123.678
2.02.03.01	Obrigações Estimadas	14.863	15.259
2.02.03.02	Contingências	112.956	108.419
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	211.761	205.524
2.02.05.01	Tributos e Contribuições Sociais	6.825	7.016
2.02.05.02	Benefícios Pós-Emprego	204.936	198.508
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.959.183	2.786.956
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	249.495	249.495
2.05.04.01	Legal	102.252	102.252
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	147.243	147.243

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2005	4 -31/12/2004
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	172.227	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.01	Receita Bruta de Vendas e/ou Serviços	698.025	698.025	560.444	560.444
3.01.01	Suprimento de Energia Elétrica	513.989	513.989	443.434	443.434
3.01.02	Fornecimento de Energia Elétrica	81.942	81.942	66.935	66.935
3.01.03	Subvenção Combustível - CCC/CDE	97.124	97.124	45.320	45.320
3.01.04	Serviço Prestado	3.291	3.291	2.664	2.664
3.01.05	Venda de Cinzas	1.470	1.470	1.987	1.987
3.01.06	Outras	209	209	104	104
3.02	Deduções da Receita Bruta	(77.276)	(77.276)	(34.739)	(34.739)
3.02.01	Impostos e Contribuições	(76.293)	(76.293)	(33.224)	(33.224)
3.02.02	Repasse - CCC - Venda de Cinzas	(983)	(983)	(1.515)	(1.515)
3.03	Receita Líquida de Vendas e/ou Serviços	620.749	620.749	525.705	525.705
3.04	Custo de Bens e/ou Serviços Vendidos	(332.863)	(332.863)	(290.980)	(290.980)
3.04.01	Pessoal	(15.632)	(15.632)	(14.994)	(14.994)
3.04.02	Material	(3.667)	(3.667)	(2.034)	(2.034)
3.04.03	Serviço de Terceiro	(7.573)	(7.573)	(5.180)	(5.180)
3.04.04	Combustível p/Prod.Ener.Elétr - CCC/CDE	(97.000)	(97.000)	(44.468)	(44.468)
3.04.05	Combustível p/Prod.Ener.Elétrica	(29.859)	(29.859)	(1.054)	(1.054)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(11.538)	(11.538)	(10.313)	(10.313)
3.04.07	Depreciação / Amortização	(40.121)	(40.121)	(39.833)	(39.833)
3.04.08	Energia Elétrica Comprada p/Revenda	(114.439)	(114.439)	(177.974)	(177.974)
3.04.09	Uso de Bem Público - UBP	(1.282)	(1.282)	(1.166)	(1.166)
3.04.10	Constituição de Provisões Operacionais	(4.579)	(4.579)	(7.733)	(7.733)
3.04.11	Reversão de Provisões Operacionais	3.294	3.294	13.990	13.990
3.04.12	Seguros	(1.927)	(1.927)	(1.984)	(1.984)
3.04.13	Outros	(8.540)	(8.540)	1.763	1.763

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.05	Resultado Bruto	287.886	287.886	234.725	234.725
3.06	Despesas/Receitas Operacionais	(44.874)	(44.874)	(50.616)	(50.616)
3.06.01	Com Vendas	(28.587)	(28.587)	(21.095)	(21.095)
3.06.01.01	Pessoal	(1.053)	(1.053)	(898)	(898)
3.06.01.02	Serviço de Terceiro	(363)	(363)	(263)	(263)
3.06.01.03	Encargos de Uso da Rede Elétrica	(26.362)	(26.362)	(18.757)	(18.757)
3.06.01.05	Outras	(809)	(809)	(1.177)	(1.177)
3.06.02	Gerais e Administrativas	(30.826)	(30.826)	(25.930)	(25.930)
3.06.02.01	Pessoal	(7.007)	(7.007)	(6.372)	(6.372)
3.06.02.02	Serviço de Terceiro	(4.082)	(4.082)	(3.109)	(3.109)
3.06.02.03	Depreciação / Amortização	(324)	(324)	(405)	(405)
3.06.02.04	Constituição de Provisões Operacionais	(13.337)	(13.337)	(9.951)	(9.951)
3.06.02.05	Reversão de Provisões Operacionais	5.967	5.967	7.224	7.224
3.06.02.06	Taxa de Fiscalização	(1.851)	(1.851)	(1.465)	(1.465)
3.06.02.07	Previdência Privada - SB-40	(4.571)	(4.571)	(5.977)	(5.977)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(1.687)	(1.687)	(1.687)
3.06.02.09	Outras	(3.934)	(3.934)	(4.188)	(4.188)
3.06.03	Financeiras	(18.950)	(18.950)	(16.815)	(16.815)
3.06.03.01	Receitas Financeiras	12.218	12.218	24.123	24.123
3.06.03.01.01	Rendas de Aplicações Financeiras	9.785	9.785	12.423	12.423
3.06.03.01.02	Variação Monetária	809	809	3.188	3.188
3.06.03.01.03	Outras	1.624	1.624	8.512	8.512
3.06.03.02	Despesas Financeiras	(31.168)	(31.168)	(40.938)	(40.938)
3.06.03.02.01	Encargos de Dividas	(22.389)	(22.389)	(25.819)	(25.819)
3.06.03.02.02	Encargos/Reversão Enc. s/Prov.Operac.	(2.275)	(2.275)	(1.510)	(1.510)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.06.03.02.03	Encargos s/Obrig.Contr. Fundação ELOS	(1.606)	(1.606)	(1.773)	(1.773)
3.06.03.02.04	Encargos s/Tributos e Contrib. Sociais	(7.145)	(7.145)	(80)	(80)
3.06.03.02.05	Provisão p/Desv.Títulos e Valor.Mobil.	0	0	(1.059)	(1.059)
3.06.03.02.06	Variação Monetária s/Empr.Financiamentos	8.232	8.232	(1.967)	(1.967)
3.06.03.02.07	Var.Monet.s/Prov./Rev.Provisões Operac.	(1.333)	(1.333)	(1.203)	(1.203)
3.06.03.02.08	Var.Monet.s/Obrig.Contr.Fundação ELOS	(1.810)	(1.810)	(1.800)	(1.800)
3.06.03.02.09	Variação Monetária - Outras	210	210	(564)	(564)
3.06.03.02.10	Outras	(3.052)	(3.052)	(5.163)	(5.163)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	33.489	33.489	13.224	13.224
3.07	Resultado Operacional	243.012	243.012	184.109	184.109
3.08	Resultado Não Operacional	(58)	(58)	(2)	(2)
3.08.01	Receitas	28	28	0	0
3.08.02	Despesas	(86)	(86)	(2)	(2)
3.09	Resultado Antes Tributação/Participações	242.954	242.954	184.107	184.107
3.10	Provisão para IR e Contribuição Social	(68.912)	(68.912)	(53.240)	(53.240)
3.10.01	Contribuição Social	(13.963)	(13.963)	(10.807)	(10.807)
3.10.02	Imposto de Renda	(54.949)	(54.949)	(42.433)	(42.433)
3.11	IR Diferido	(1.815)	(1.815)	(4.550)	(4.550)
3.11.01	Contribuição Social	(4.881)	(4.881)	(4.610)	(4.610)
3.11.02	Imposto de Renda	3.066	3.066	60	60
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	172.227	172.227	126.317	126.317
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00026	0,00026	0,00019	0,00019
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Co-geração Lajes, é de 5.859 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Co-geração Lages (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 6.202 MW.

As concessões e autorizações detidas pela Companhia e suas controladas estão relacionadas na Nota 8-d.

O controle acionário da Companhia pertence à Tractebel EGI South America Ltda., empresa constituída no Brasil sob o controle da Suez-Tractebel Socièté Anonyme, nova denominação da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da UHE Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a UHE Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., a qual detém autorização para implantar e explorar a Unidade de Co-geração Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 7-b.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto onde indicado de maneira diferente.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários são registrados ao custo e acrescidos dos rendimentos auferidos até a data-base das Informações Trimestrais. Os valores contábeis, caso excedam os preços médios de mercado, são ajustados através de constituição de provisão;

a provisão para créditos de liquidação duvidosa está associada a créditos decorrentes de operações realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE. As demais contas a receber possuem garantias ou ausência de histórico de perdas, não justificando o registro de provisão (ver Nota 4);

o imposto de renda e a contribuição social diferidos (ativo fiscal diferido) são calculados às alíquotas de 25% e 9%, respectivamente, vigentes na data-base das Informações Trimestrais, e são reconhecidos com base em prejuízos fiscais e diferenças temporárias. A segregação entre circulante e realizável a longo prazo obedece à expectativa de realização dos valores que lhe deram origem;

os materiais em estoque são registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados são atualizados até a data-base das Informações Trimestrais.

b) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos são reconhecidos pelo custo de aquisição, que não excede o valor de mercado;

o imobilizado é registrado ao custo de aquisição ou construção. A depreciação é calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 8;

os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, são computados como custo do respectivo imobilizado;

até 31.12.1998, foram capitalizados juros sobre o capital próprio vinculado às obras em andamento, em consonância com a legislação específica do setor elétrico. A partir de 01 de janeiro de 1999, a Companhia descontinuou esta prática e a partir de 01 de janeiro de 2002 a mesma deixou de ser praticada no setor elétrico brasileiro, em função de alteração das normas da ANEEL que disciplinavam esta matéria.

c) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) são registrados com base em avaliação atuarial, pelo Método da Unidade de Crédito Projetada, e atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 14);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data-base das Informações Trimestrais, são atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 11) e as demais obrigações são registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas são registradas com observância do regime de competência dos exercícios.

e) Arrendamento mercantil

As operações de arrendamento mercantil existentes na Companhia não possuem valores relevantes e são reconhecidas diretamente no resultado, com base nas contraprestações contratuais (ver Nota 17).

Demonstrações Financeiras Consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 7-b.1).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (ver Nota 7-b), não há efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	31.03.2005	31.12.2004
Circulante		
Certificado de Depósito Bancário – CDB	275.886	295.606
Fundo de Investimentos Exclusivo	286.980	130.538
Letras Financeiras do Tesouro – LFT	64.996	43.033
Operações Compromissadas	34.312	33.925
Notas do Banco Central – NBC-E	24.293	23.776
	686.467	**526.878**
(-) Provisão para perdas em aplicações financeiras	(11.896)	(11.896)
	674.571	**514.982**
Longo Prazo		
Fundo de Investimentos Exclusivo	**36.101**	**35.550**

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 31.03.2005, cujos valores contábeis não excedem aos preços médios de mercado, podendo ser negociados independentemente de seus vencimentos, sem prejuízo dos rendimentos.

A Companhia possui, por meio do Fundo de Investimentos Exclusivo, CDBs e LFTs, ambos indexados ao CDI, e operações de swaps realizadas no mercado de balcão com registro e liquidação na Cetip, em que o Fundo fica ativo em câmbio e passivo em CDI.

A provisão para perdas em aplicações financeiras refere-se a aplicações em CDB que a Companhia possui no Banco Santos S.A., o qual se encontra sob intervenção do Banco Central do Brasil, desde 12.11.2004.

NOTA 4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	31.03.2005				31.12.2004
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	26.891	1.715	3.553	32.159	29.928
Concessionárias	182.018	-	-	182.018	167.246
Comercializadoras	42.704	-	-	42.704	41.165
Exportação	5.370	-	740	6.110	740
Transações no âmbito do MAE	154.591	-	11.947	166.538	162.550
	411.574	**1.715**	**16.240**	**429.529**	**401.629**
(-) Provisão para Créditos de Liquidação Duvidosa	(118.916)	-	(11.900)	(130.816)	(130.816)
	292.658	**1.715**	**4.340**	**298.713**	**270.813**
Longo prazo					
Transações no âmbito do MAE	12.962	-	-	12.962	14.920
	12.962	**-**	**-**	**12.962**	**14.920**

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores Livres" tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

O valor de R$ 11.947 vencido há mais de 90 dias refere-se a débito de agente inadimplente na 1ª liquidação do Mercado Atacadista de Energia Elétrica - MAE, realizada em 30.12.2002. Tal valor está sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido débito, a Companhia mantém provisão para créditos de liquidação duvidosa, no valor de R$ 11.900, independentemente das ações aplicáveis ao caso.

Em setembro de 2003, a Companhia constituiu provisão, no valor de R$ 142.949, em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do MAE no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Despacho ANEEL nº 288, de 16.05.2002. Em face de desistências por parte de autores da ação impetrada, a referida provisão foi ajustado, no segundo semestre de 2004, para R$ 118.916.

NOTA 5 – ATIVO FISCAL DIFERIDO

Natureza dos créditos	31.03.2005				31.12.2004
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Provisão para perdas UTE Jacuí	606.171	-	54.555	54.555	54.555
Remuneração das Imobilizações em Curso – RIC	245.697	33.433	-	33.433	33.433
Benefícios pós-emprego	156.885	39.221	14.120	53.341	51.316
Provisão para créditos de liquidação duvidosa	130.816	32.704	11.773	44.477	44.477
Provisão para contingências	112.956	28.239	10.166	38.405	36.862
Provisão para depreciação acelerada UTE William Arjona	34.378	8.594	3.094	11.688	11.972
Provisão para perdas com créditos de ICMS	33.457	8.364	3.011	11.375	11.212
Provisão para grandes manutenções	34.161	8.540	3.075	11.615	10.396
Provisão para perdas em aplicações financeiras	11.896	2.974	1.071	4.045	4.045
Participação de empregados nos lucros	6.500	1.625	585	2.210	2.210
Provisão bônus gerencial	4.000	1.000	360	1.360	1.360
Provisão aquisição energia elétrica	-	-	-	-	499
Provisão honorários advocatícios	612	153	55	208	206
Base negativa da contribuição social	77.205	-	6.949	6.949	12.933
	-	164.847	108.814	273.661	275.476
Classificação do ativo fiscal diferido:					
Circulante		54.195	18.307	72.502	94.344
Realizável a longo prazo		110.652	90.507	201.159	181.132
		164.847	108.814	273.661	275.476

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente da base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

A realização da provisão para perdas econômicas da UTE Jacuí está baseada no pressuposto da conclusão do projeto. Nesta situação, a provisão realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido, já reconhecido contabilmente, refere-se à Contribuição sobre o Lucro Líquido e foi registrado em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o Imposto de Renda diferido sobre a referida provisão, no valor de R$ 151.543, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia indicam que os ativos fiscais diferidos existentes serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

04.01 - NOTAS EXPLICATIVAS

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

Natureza dos ativos	2005	2006	2007	2008	2009	Próximos 2 anos	Próximos 3 anos	Após 2014	Total
Provisão para perdas Jacuí	-	-	-	-	2.250	4.910	7.365	40.030	54.555
Remuneração das Imobilizações em Curso – RIC	2.507	3.343	3.343	3.343	3.344	6.687	10.030	836	33.433
Demais diferenças temporárias	22.002	10.923	7.888	20.043	20.894	91.143	5.218	613	178.724
Base negativa da contribuição social	6.949	-	-	-	-	-	-	-	6.949
Ativo fiscal diferido, registrado	**31.458**	**14.266**	**11.231**	**23.386**	**26.488**	**102.740**	**22.613**	**41.479**	**273.661**
Ativo fiscal diferido - Jacuí	-	-	-	-	7.440	16.235	24.352	103.516	151.543
Ativo fiscal diferido - RIC	-	-	-	-	-	-	-	27.991	27.991
	31.458	14.266	11.231	23.386	33.928	118.975	46.965	172.986	453.195

Na elaboração do quadro acima, o ano de 2005 compreende somente 9 meses (abril a dezembro).

A realização da RIC ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido no valor de R$ 27.991 (R$ 28.843 em 31.12.2004)

NOTA 6 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	31.03.2005		31.03.2004	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**242.954**	**242.954**	**184.107**	**184.107**
Diferenças permanentes				
Adições				
Amortização de ágio	-	1.687	-	1.687
Gratificação e 13° de dirigentes	-	289	-	33
Doações incentivadas	-	-	30	30
Doações indedutíveis	115	115	226	226
Multas	(307)	(307)	-	-
Outras despesas indedutíveis	108	108	160	160
Exclusões				
Equivalência patrimonial	(33.489)	(33.489)	(13.224)	(13.224)
Remuneração das Imobilizações em Curso - RIC	-	(3.408)	-	(3.385)
(=) **Base de cálculo dos tributos no resultado**	**209.381**	**207.949**	**171.299**	**169.634**
Alíquotas	9%	25%	9%	25%
(=) **Contribuição social e imposto de renda**	**(18.844)**	**(51.987)**	**(15.417)**	**(42.409)**
Incentivos fiscais	-	98	-	30
Adicional de 10% sobre lucro até R$ 20 mensais	-	6	-	6
(=) **Contrib. social e imposto renda no resultado**	**(18.844)**	**(51.883)**	**(15.417)**	**(42.373)**
Composição dos tributos no resultado:				
Corrente	(13.963)	(54.949)	(10.807)	(42.433)
Diferido	(4.881)	3.066	(4.610)	60
	(18.844)	**(51.883)**	**(15.417)**	**(42.373)**

NOTA 7 – INVESTIMENTOS

a) Composição

	31.03.2005	31.12.2004
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Itá Energética S.A. – ITASA		
Equivalência patrimonial	261.192	255.327
Dividendos propostos	-	(1.576)
Ágio	12.015	12.587
	273.207	**266.338**
Companhia Energética Meridional – CEM		
Equivalência patrimonial	365.559	295.785
Reversão dividendos propostos	-	52.778
Ágio	34.547	35.662
	400.106	**384.225**
Delta Energética S.A.		
Equivalência patrimonial	7	7
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	**8.319**	**1.423**
Lages Bioenergética Ltda.		
Equivalência patrimonial	33.886	37.067
Dividendos propostos	-	(6.537)
	33.886	**30.530**
	715.525	**682.523**
Participações societárias permanentes avaliadas pelo custo de aquisição		
Câmara de Comercialização de Energia Elétrica - CCEE		
Quota de participação	**3**	**3**
	715.528	**682.526**
Bens e direitos de uso futuro e destinados à alienação	**1.742**	**1.742**
Outros investimentos	**371**	**371**
	717.641	**684.639**

b) Participações societárias permanentes

b.1 - Itá Energética S.A. – ITASA (Controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da UHE Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	31.03.2005	31.12.2004
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	426.300
Patrimônio líquido	535.780	520.516
Resultado do período	15.264	13.613
Investimento:		
Equivalência patrimonial	261.192	253.751
Ágio	12.015	12.587
Resultado de equivalência patrimonial	7.441	6.636

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no 1° trimestre de 2005 foi de R$ 572.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

ATIVO	31.03.2005	31.12.2004
Circulante	78.325	54.885
Realizável a longo prazo	12.576	13.942
Permanente	1.095.237	1.105.752
	1.186.138	**1.174.579**
PASSIVO		
Circulante	114.772	108.855
Exigível a longo prazo	535.586	545.208
Patrimônio líquido	535.780	520.516
	1.186.138	**1.174.579**

RESULTADO	31.03.2005	31.03.2004
Receitas operacionais brutas	71.381	88.670
Deduções da receita operacional	(6.603)	(6.905)
Receitas líquidas de vendas	**64.778**	**81.765**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica – exposição no MAE	(1.329)	(20.956)
Custo de produção de energia elétrica	(11.214)	(11.290)
	(12.543)	**(32.246)**
LUCRO BRUTO	**52.235**	**49.519**
DESPESAS OPERACIONAIS		
Despesas com vendas	(4.535)	(5.282)
Despesas gerais e administrativas	(4.760)	(4.858)
	(9.295)	**(10.140)**
Resultado do serviço	**42.940**	**39.379**
Despesas financeiras líquidas	**(19.793)**	**(25.898)**
RESULTADO OPERACIONAL	**23.147**	**13.481**
RESULTADO NÃO OPERACIONAL	**-**	**(1)**
RESULTADO ANTES DOS TRIBUTOS	**23.147**	**13.480**
Imposto de renda e contribuição social	**(7.883)**	**(4.596)**
LUCRO DO PERÍODO	**15.264**	**8.884**

b.2 - Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da UHE Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2005			31.12.2004
	Ações			
	Ordinárias	**Preferenciais**	**Total**	**Total**
Quantidade de ações do capital social	79.063.566	146.107.126	225.170.692	225.170.692
Quantidade de ações de propriedade da Tractebel Energia	79.063.562	146.107.126	225.170.688	225.170.688
Participação %	99,99	100,00	99,99	99,99
Capital social	78.748	145.474	224.222	224.222
Patrimônio líquido	-	-	365.559	348.563
Resultado do período	-	-	16.996	68.785
Investimento:				
Equivalência patrimonial	-	-	365.559	348.563
Ágio	-	-	34.547	35.662
Resultado de equivalência patrimonial	-	-	16.996	68.785

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação, que foram utilizados para aporte de capital durante a fase pré-operacional da investida.

O ágio amortizado no 1° trimestre de 2005 foi de R$ 1.115.

b.3 – Delta Energética S.A. (Controlada)

A Companhia detém 9.999 das 10.000 ações que compõem o Capital Social da Delta. Esta controlada foi constituída em 31.10.2001, sob a denominação de Delta Participações S.A. e em 26.04.2004 teve sua denominação social alterada para Delta Energética S.A. A controlada não exerceu atividades até o presente momento.

b.4 – Tractebel Energia Comercializadora Ltda. (Controlada)

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2005	31.12.2004
Quotas que compõem o capital social	2.200.000	1.000.000
Quotas de propriedade da Tractebel Energia	2.199.999	999.999
Participação %	99,99	99,99
Capital social	2.200	1.000
Patrimônio líquido	8.319	1.423
Resultado do período	5.696	439
Investimento:		
Equivalência patrimonial	8.319	1.423
Resultado de equivalência patrimonial	5.696	439

b.5 – Lages Bioenergética Ltda. (Controlada)

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de co-geração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras do empreendimento iniciaram em janeiro de 2003 com previsão de conclusão para abril de 2004, contudo, o cronograma foi antecipado e sua conclusão ocorreu em 16.12.2003. A Agência Nacional de Energia Elétrica – ANEEL, através do Despacho nº 990, de 19.12.2003, liberou o inicio da operação comercial da central geradora a partir do dia 23.12.2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2005	31.12.2004
Quotas que compõem o capital social	30.529.984	30.529.984
Quotas de propriedade da Tractebel Energia	30.529.983	30.529.983
Participação %	99,99	99,99
Capital social	30.530	30.530
Patrimônio líquido	33.886	37.067
Resultado do período	3.356	6.537
Investimento:		
Equivalência patrimonial	33.886	37.067
Resultado de equivalência patrimonial	3.356	6.537

NOTA 8 – ATIVO IMOBILIZADO

a) Composição

	31.03.2005				31.12.2004
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,5	638.767	(463.885)	174.882	178.776
UHE Salto Osório	2,8	288.894	(226.282)	62.612	64.633
UHE Passo Fundo	2,5	123.120	(87.611)	35.509	36.399
UUHE Itá (em consórcio)	2,3	1.236.696	(129.185)	1.107.511	1.114.622
UHE Machadinho (em consórcio	2,5	179.928	(12.548)	167.380	167.420
		2.467.405	(919.511)	1.547.894	1.561.850
Geração Térmica					
Complexo Jorge Lacerda	4,3	2.453.800	(1.119.561)	1.334.239	1.356.336
UTE Charqueadas	4,4	54.807	(47.149)	7.658	7.999
UTE Alegrete	4,1	8.101	(7.196)	905	932
UTE William Arjona	4,3	139.286	(29.490)	109.796	112.530
		2.655.994	(1.203.396)	1.452.598	1.477.797
Sistema de Comunicação	6,1	1.102	(503)	599	669
Equipamentos Gerais e Outros	10,0	32.383	(17.243)	15.140	14.195
Total das imobilizações em serviço		5.156.884	(2.140.653)	3.016.231	3.054.511
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá (custos retardatários)		847	-	847	393
UHE S. Santiago (obra de adição)		918	-	918	890
UHE Salto Osório (obra de adição)		18.745	-	18.745	16.504
Outros		223	-	223	194
		20.733	-	20.733	17.981
Geração Térmica					
UTE Jacuí		52.484	-	52.484	52.320
UTE J. Lacerda (obra de adição)		8.101	-	8.101	7.680
UTE Charqueadas (obra de adição)		594	-	594	421
Outros		15	-	15	15
		61.194	-	61.194	60.436
Equipamentos Gerais e Outros		1.592	-	1.592	1.794
Total das imobilizações em curso		83.519	-	83.519	80.211
Total das imobilizações					3.134.722
Obrigações Especiais		(56.564)	-	(56.564)	(56.564)
Total do ativo imobilizado		5.183.839	(2.140.653)	3.043.186	3.078.158

b) **Mutação no trimestre**

	Em serviço	Em Curso	Total
Saldo no início dos trimestres	**3.054.511**	**80.211**	**3.134.722**
Aquisições	842	4.776	5.618
Encargos Financeiros e ajustes de obrigações vinculadas a obras	-	-	-
Transferências	1.468	(1.468)	-
Depreciação	(40.453)	-	(40.453)
Baixas	(137)	-	(137)
	3.016.231	**83.519**	**3.099.750**
Obrigações Especiais	(56.564)	-	(56.564)
Saldo no final dos trimestres	**2.959.667**	**83.519**	**3.043.186**

c) **Obrigações especiais**

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União, e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 31.03.2005 e 31.12.2004, é a seguinte:

Doações e subvenções destinadas a investimentos	47.937
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.564

d) Concessões e autorizações do Órgão Regulador

A Companhia e suas controladas possuem as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (ver Nota 7-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

e) Usina Termelétrica Jacuí

No mês de junho de 2004, a Companhia firmou parceria estratégica, transferindo 33,33% do empreendimento Jacuí à empresa Elétrica Jacuí S.A. – ELEJA, por R$ 29.000, nos termos do Contrato de Transferência de Participação em Empreendimento firmado entre as partes. A ELEJA é uma SPE constituída pela Riomaggiore Mineração Ltda., com a finalidade específica de conclusão do projeto. A transferência inclui direitos, licenças, autorizações, projetos, estudos, desenhos, plantas e documentos, livros e inscrições fiscais, além de bens, terrenos, equipamentos, construções civis e outras instalações, que constituem parte substancial do acervo necessário e/ou adequado à implantação do empreendimento, localizado no Município de Charqueadas, Estado do Rio Grande do Sul.

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a UTE Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 9 – UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

As unidades geradoras 4 e 5 da UTE William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

A Administração da Companhia vinha considerando a possibilidade de desativar tais unidades geradoras no final do contrato com a CBEE. Em linha com esta possibilidade, a Companhia amortizou o valor econômico destes ativos no período de sua utilização, mantendo um valor residual de R$ 68.485, que é compatível com o valor estimado de alienação.

Neste contexto, os valores referentes às amortizações relativas a 2002, 2003 e 2004 totalizaram R$ 35.214, que foram considerados "diferenças temporárias", para fins fiscais.

Em 26 de outubro de 2004, a Administração da Companhia comunicou à Assessoria do Ministério de Minas e Energia que, após o témino do contrato com a CBEE, as referidas unidades geradoras seriam mantidas, estando à disposição para operação centralizada, de acordo com as normas e procedimentos do Operador Nacional do Sistema – ONS, a partir de 1º de janeiro de 2005, nas mesmas condições das unidades 1, 2 e 3.

Desta forma, o processo de depreciação das referidas unidades não foi interrompido. Este fato não afeta os resultados futuros, porquanto, concomitantemente com a depreciação, a Companhia reverte a amortização acelerada reconhecida ao longo do contrato com a CBEE.

NOTA 10 - FORNECEDORES

	31.03.2005	31.12.2004
Energia elétrica	50.678	65.704
Combustíveis fósseis	39.165	37.445
Encargos de uso da rede elétrica	24.787	19.849
Materiais e serviços	14.204	16.591
	128.834	139.589

NOTA 11 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	31.03.2005			31.12.2004		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	109.532	413.321	522.853	104.561	414.074	518.635
Instituições financeiras	17.379	173.939	191.318	14.251	183.892	198.143
	126.911	**587.260**	**714.171**	**118.812**	**597.966**	**716.778**
Moeda Nacional						
ELETROBRÁS	68.080	230.142	298.222	66.406	247.802	314.208
Instituições financeiras	11.896	37.742	49.638	10.977	41.133	52.110
	79.976	**267.884**	**347.860**	**77.383**	**288.935**	**366.318**
	206.887	**855.144**	**1.062.031**	**196.195**	**886.901**	**1.083.096**

04.01 - NOTAS EXPLICATIVAS

b) Mutação dos empréstimos e financiamentos:

	Circulante	Longo Prazo
Saldo em 30.09.2004	**212.460**	**999.053**
Amortizações	(112.223)	-
Transferências	74.946	(74.946)
Encargos gerados no trimestre	24.669	(9.995)
Variações monetárias geradas no trimestre	(3.657)	(27.211)
Saldo em 31.12.2004	**196.195**	**886.901**
Amortizações	(35.223)	-
Transferências	25.004	(25.004)
Encargos gerados no trimestre	22.389	-
Variações monetárias geradas no trimestre	(1.478)	(6.753)
Saldo em 31.03.2005	**206.887**	**855.144**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Mar/05
R$ Milhões
210
29%
Euro
446
63%
Dólar
Norte
Americ.
58
8%
Libra
Esterlina


Dívida Externa em Dez/04
R$ Milhões
215
30%
Euro
443
62%
Dólar
Norte
Americ.
59
8%
Libra
Esterlina

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Mar/05
R$ Milhões
50
14%
Não indexado
298
86%
IVRRGR


Dívida Nacional em Dez/04
R$ Milhões
52
14%
Não indexado
314
86%
IVRRGR

IVRRGR - Índice de Variação Recursos da RGR

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.000
800
600
400
200
0
174
201
276
282
70
70
64
63
58
58
213
212
855
886
2006
2007
2008
2009
2010
De 2011 até 2024
Total
Mar/05
Dez/04

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a, no 4° trimestre de 2004)
Taxas flutuantes: 19,71% a.a. (18,18% a.a., no 4° trimestre de 2004)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 4° trimestre de 2004)
Taxas flutuantes: 2,77% a 9,30% a.a. (2,77% a 9,29% a.a, no 4° trimestre de 2004)

NOTA 12 – PROVISÕES – OBRIGAÇÕES ESTIMADAS

	31.03.2005		31.12.2004	
	Circulante	**Longo prazo**	**Circulante**	**Longo prazo**
Provisões trabalhistas	7.469	-	8.542	-
Provisão para grandes manutenções	19.910	14.251	15.921	14.653
Provisão aquisição energia elétrica	-	-	1.467	-
Provisão bônus gerencial	4.000	-	4.000	-
Provisão participação nos lucros ou resultados	6.500	-	6.500	-
Outras	27	612	36	606
	37.906	14.863	36.466	15.259

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

NOTA 13 - PROVISÕES PARA CONTINGÊNCIAS

A Companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	31.03.2005		31.12.2004	
	Longo Prazo	**Depósitos Judiciais**	**Longo Prazo**	**Depósitos Judiciais**
Trabalhistas				
Vínculo empregatício e reintegração	19.647	12.190	19.182	11.824
Periculosidade	1.000	512	974	491
Horas extras	718	300	698	281
Equiparação salarial e enquadramento funcional	710	182	689	179
Horas in itinere	841	193	820	190
Outras	2.124	2.707	2.062	2.408
	25.040	**16.084**	**24.425**	**15.373**
Cíveis				
Fornecedores	31.590	-	31.020	-
Atingidos pela UHE Ita	1.868	-	1.720	-
Danos emergentes e lucros cessantes	1.374	477	967	-
Doença ocupacional e acidente de trabalho	19.938	-	18.419	-
Outras	2.476	-	2.436	-
	57.246	**477**	**54.562**	**-**
Fiscais				
Contribuição Social	11.595	5.942	11.066	5.034
INSS	19.075	5.641	18.366	5.641
Imposto de renda	-	2.134	-	-
PIS/COFINS	-	1.415	-	-
	30.670	**15.132**	**29.432**	**10.675**
	112.956	**31.693**	**108.419**	**26.048**

A Companhia é parte em processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras.

Os valores envolvidos estão abaixo discriminados:

	31.03.2005			31.12.2004		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	9.539	12.283	21.822	9.261	11.269	20.530
Cíveis	5.288	17.000	22.288	3.618	16.352	19.970
	14.827	29.283	44.110	12.879	27.621	40.500

NOTA 14 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são determinados por atuário independente, com base no Método da Unidade de Crédito Projetada.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados.

A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada exclusivamente pela Tractebel Energia.

O Plano de Benefícios administrado pela PREVIG é do tipo *Benefício Definido*, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados, mês a mês, pelos mesmos índices adotados pela Previdência Social, e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

04.01 - NOTAS EXPLICATIVAS

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente por um fator determinado em função da oscilação do número de empregados participantes do Plano) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no 1° trimestre de 2005 foi de R$ 1.436 (R$ 1.313 no 1° trimestre de 2004).

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas 1° trimestre de 2005 foi de R$ 466 (R$ 554 no 1° trimestre de 2004).

Além do plano de benefícios retro descrito, a PREVIG passou a administrar outro, do tipo *Contribuição Definida*, encerrando o do tipo *Benefício Definido* para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar –SPC através do Ofício n° 1998 DAJUR/SPC.

Nessa mesma data, a Companhia firmou Convênio de Adesão com a Previg passando a oferecer o plano de *Contribuição Definida* aos seus empregados e dando início ao processo de migração prevista no seu regulamento. A efetiva inscrição de participantes no plano de Contribuição Definida teve início a partir de janeiro em 2005.

Anteriormente à constituição da PREVIG, o plano de benefícios era administrado pela Fundação Eletrosul de Previdência e Assistência Social – ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras.

Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convêncio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, através do Ofício n° 1.755/SPC/GAB/COA.

Apesar da rescisão do Convênio de Adesão, o Plano de Benefícios composto pelos participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, continua sob a responsabilidade da Companhia.

Enquanto perdurar esta situação, a Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). As despesas são limitadas em 15% do total das respectivas receitas previdenciais da ELOS e o valor de responsabilidade da Companhia no 1° trimestre de 2005 foi de R$ 286 (R$ 230 no 1° trimestre de 2004).

As partes continuam buscando alternativas àquela aprovada pela SPC para regularizar a situação que se apresenta até o momento.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto - 12,25% a. a.
Taxa de retorno esperado dos ativos - 12,50% a. a.
Crescimento salarial futuro
- Participante ativo - 8% a. a.
- Participante autopatrocinado - 6,00% a. a.
Crescimento dos benefícios da previdência social - 6,00% a. a.
Crescimento dos benefícios do Plano patrocinado pela Companhia - 6,00% a. a.
Inflação - 6,00% a. a.
Fator de capacidade
- Salários - 100%
- Benefícios - 100%

Hipóteses Demográficas

Tábua de Mortalidade (ativos) - GAM 1983, com ajuste de idade de -1
Tábua de Mortalidade de Inválidos - IAPB 57
Tábua de Entrada em Invalidez - TASA27
Tábua de Rotatividade - T-1 *Experience*
Idade de Aposentadoria - Primeira data em que completam todas as carências
% de participantes ativos casados na data da aposentadoria - 90,00%
Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
Fator de conversão do SB-40 - 140%

Os valores reconhecidos no exercício de 2005, com efeitos no passivo atuarial líquido apurado em 31.03.2005, estão demonstrados a seguir:

Passivo líquido em 31.12.2004	**250.127**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	3.416
Contribuição da patrocinadora	1.421
Contribuição complementar	491
Complemento de despesas atuariais projetadas para 2005	10.066
	265.521
Amortização de obrigações contratadas	(10.210)
Passivo líquido em 31.03.2005	**255.311**
Classificação do passivo	
Circulante	50.375
Exigível a longo prazo	204.936
	255.311

NOTA 15 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 39.616, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 116.516, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº. 288, de 16.05.2002, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

NOTA 16 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 31.03.2005 e 31.12.2004, é de R$ 2.445.766 e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais classe A e 188.615.048.399 ações preferenciais classe B, todas sem valor nominal. O valor patrimonial da ação, por lote de mil, em 31.03.2005 é de R$ 4,53 (R$ 4,27 em 31.12.2004).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, no caso das ações classe "A" e de 6%, para as de classe "B", calculados sobre o capital social das respectivas classes de ações, dividendos esses a serem entre elas rateados igualmente. Para ambas as classes de ações, o dividendo será calculado à razão de 3% do valor do patrimônio líquido a elas correspondente, caso tais dividendos sejam maiores que os calculados com base nas taxas retro mencionadas.

O quadro societário da Companhia, em 31.03.2005, está assim constituído:


Participação no Capital Total
UNIÃO FEDERAL 1,90%
OUTROS 4,18%
BNDESPAR 5,62%
TRACTEBEL EGI 78,30%
BANCO CLÁSSICO 10,00%

04.01 - NOTAS EXPLICATIVAS


Participação no Capital Votante (Ações Ordinárias)
UNIÃO FEDERAL 2,68%
OUTROS 2,75%
BNDESPAR 3,66%
BANCO CLÁSSICO 10,51%
TRACTEBEL EGI 80,40%


Ações Preferenciais
OUTROS 7,68%
BNDESPAR 10,43%
TRACTEBEL EGI 73,14%
BANCO CLÁSSICO 8,75%

c) Composição das reservas

	31.03.2005	31.12.2004
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	102.252	102.252
Reserva de retenção de lucros	147.243	147.243
	249.495	249.495

NOTA 17 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação de seu parque de informática e de sua frota de veículos.

Os contratos atualmente existentes envolvem os seguintes bens:

a) Equipamento de informática

O prazo de arrendamento é de 36 meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor unitário de R$ 1,00. Existem, em 31.03.2005, 466 microcomputadores contratados (208 em 31.03.2004), representando cerca de 82% do total.

O saldo das contraprestações a pagar, em 31.03.2005, é de R$ 1.101, dos quais R$ 572 vencem nos próximos 12 meses e R$ 529, nos meses subseqüentes. O montante das contraprestações efetivamente pagas no 1° trimestre de 2005 foi de R$ 127 (R$ 86 no 1° trimestre de 2004).

b) Frota de veículos

A Companhia tem contrato de arrendamento de 36 veículos, em 31.03.2005. Os contratos tem prazo de 36 meses, estando assegurada, à arrendatária, a aquisição dos bens no término dos contratos pelo valor equivalente a 20% do valor dos bens.

O saldo das contraprestações a pagar, em 31.03.2005, é de R$ 996, dos quais R$ 515 vencem nos próximos 12 meses e R$ 481, nos meses subseqüentes. O montante das contraprestações efetivamente pagas no 1° trimestre de 2005 foi de R$ 209 (R$ 86 no 1° trimestre de 2004).

NOTA 18 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal de US$ 12.554 mil, equivalente a R$ 33.472 em 31.03.2005, amortizado semestralmente a partir de 15.04.2003. No 1° trimestre de 2005, esta operação gerou despesa de R$ 226 (R$ 420 no 1° trimestre de 2004), devidamente reconhecida nas demonstrações financeiras.

Em novembro de 2004, aproveitando-se da desvalorização do dólar frente ao real, a Companhia implementou uma política de maior proteção do seu passivo em moeda externa, através de operações de swaps no mercado de balcão, utilizando como veículo seu Fundo de Investimentos Exclusivo (ver Nota 3). Os vencimentos das operações de swaps são concomitantes com as datas de vencimento do fluxo de compromissos do passivo em moeda externa, considerando-se um período de vinte e quatro meses. As operações são registradas na Cetip e têm como contraparte, instituições financeiras de comprovada solidez financeira e patrimonial, respeitando os limites de crédito definidos pela Companhia. As operações com swaps protegem 70% do passivo em moeda externa da Companhia, que somados com o percentual aplicado em títulos públicos federais indexados ao dólar norte americano, permitem uma proteção consolidada de 78,2 % do passivo em moeda externa da Companhia.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em ratings divulgados pelas agências classificadoras de risco.

Conforme mencionado na Nota 3, a partir deste exercício a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	31.03.2005		31.12.2004	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	714.171	680.177	716.778	699.768
Empréstimos e encargos em moeda nacional	347.860	340.173	366.318	358.058
	1.062.031	**1.020.350**	**1.083.096**	**1.057.826**

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações

NOTA 19 – TRANSAÇÕES COM PARTES RELACIONADAS

A Companhia possui contratos com suas controladas e com sua controladora indireta, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da UHE ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.03.2004, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência até 01.04.2004 a 31.03.2017.

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, celebrado em 01.04.2004, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

Contrato com a Suez-Tractebel S.A. (Controladora Indireta)

Em 02.05.2002, a Companhia celebrou contrato com a Suez-Tractebel S.A. (atual denominação da Tractebel S.A.), sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim, e cuja eficácia ficou condicionada à aprovação da ANEEL, a qual se deu em 23.04.2003, através do Ofício nº 526/2003-SFF/ANEEL. O valor dos honorários durante a vigência do contrato está limitado ao montante anual não cumulativo de 1.500.000 EUROS e os serviços executados e respectivos honorários são submetidos ao conhecimento do Conselho Fiscal da Companhia, no qual tem assento um membro eleito pelos acionistas minoritários. A primeira revalidação, pelos acionistas minoritários, ocorreu na AGE realizada em 12.04.2004. Na AGE realizada em 07.04.2005, os acionistas decidiram não revalidar o referido contrato.

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora							
	31.03.2005							31.12.2004
	Tractebel EGI South America Ltda	CEM	ITASA	Lages	Tractebel Energia Comerc. Ltda	CESS	Total	Total
Ativo								
Contas a receber	658	170	3.463	7.150	5.316	30	**16.787**	**16.531**
Passivo								
Fornecedores	-	29.453	13.608	-	-	-	**43.061**	**42.312**
Dividendos e juros sobre o capital próprio	432.054	-	-	-	-	-	**432.054**	**432.054**
Resultado								**31.03.2004**
Receita operacional								
Suprimento de Energia	-	-	-	1.163	15.860	-	**17.023**	**54**
Receitas de serviços:								
Administração	-	162	-	25	-	90	**277**	**160**
Operação e manutenção	-	401	2.276	337	-	-	**3.014**	**2.496**
Custo de Energia Elétrica e Serviços								
Compra energia	-	65.730	39.906	-	-	-	**105.636**	**109.104**
Outros	-	-	-	1	-	-	**1**	**-**
Financeiro								
Receita	-	-	14	-	-	-	**14**	**1.725**

NOTA 20 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.03.2005 totaliza R$ 620.010 (R$ 623.048 em 31.12.2004).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

04.01 - NOTAS EXPLICATIVAS

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Também é interveniente no Contrato de Empréstimo nº 1260/OC/BR firmado em 08.12.2000 e aditado em 06.03.2001, com o Banco Interamericano de Desenvolvimento – BID, tendo assumido, com ambos os agentes financeiros, as seguintes principais obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES e ao BID quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES e ao BID, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.03.2005 totaliza R$ 552.724 (R$ 558.525 em 31.12.2004).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.03.2005 totaliza R$ 48.313 (R$ 48.743 em 31.12.2004).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Co-geração.

NOTA 21 – CONTRATOS DE LONGO PRAZO

Além dos contratos com sociedades controladas e com a controladora indireta citados na Nota 19, a Companhia possui direitos e compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1º de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia elétrica vendida através dos Contratos Iniciais. O contrato tem vigência a partir de 1º de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

Para atender os contratos de venda da energia elétrica liberada dos Contratos Iniciais e da energia elétrica oriunda das usinas que entraram em operação comercial a partir de 01.01.2002, a Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, através dos quais assumiu 75% dos custos de transmissão, ficando os 25% restantes sob a responsabilidade das concessionárias distribuidoras. Os custos, para a Companhia, totalizaram R$ 23.180 no 1º trimestre de 2005 (R$ 17.001 no 1º trimestre de 2004).

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia Elétrica com as concessionárias abaixo relacionadas, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005. As quantidades abaixo indicadas referem-se aos saldos contratuais para suprimento no período de 01.04.2005 a 31.12.2005:

- Rio Grande Energia S.A. – RGE: – Total de 557.700 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: – Total de 1.925.550 MWh;
- Companhia Estadual de Energia Elétrica – CEEE: – Total de 202.950 MWh;
- Empresa Energética de Mato Grosso do Sul S.A. – ENERSUL: – Total de 465.300 MWh;
- Furnas Centrais Elétricas S.A.: – Total de 862.950 MWh;
- AES Sul – Distribuidora Gaúcha de Energia S.A.: – Total de 648.450 MWh.

d) Contratos Bilaterais de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada daqueles contratos a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes principais contratos para venda de energia elétrica:

- Rio Grande Energia S.A. – RGE: Período de 01.04.2005 a 31.12.2014 – Total de 33.560.896 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Período de 01.04.2005 a 31.12.2008 - Total de 22.606.882 MWh;
- Companhia Paulista de Força e Luz: Período de 01.04.2005 a 31.12.2010 – Total de 9.604.679 MWh;
- Companhia Piratininga de Força e Luz: Período de 01.04.2005 a 31.12.2010 – Montante global de 5.628.335 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Período de 01.04.2005 a 31.12.2007 – Total de 362.160 MWh;
- Light Serviços de Eletricidade S.A.: Período de 01.04.2005 a 31.12.2005 – Total de 79.200 MWh; e 01.04.2005 a 31.12.2007 – Total de 917.472 MWh;
- Comercializadoras: O total global dos contratos com concessionárias comercializadoras, referente ao período de 01.04.2005 a 31.12.2007 é de 9.765.298 MWh, de 01.04.2005 a 31.12.2010 é de 6.754.497 MWh e de 01.04.2005 a 31.12.2014 é de 9.858.509 MWh;
- Consumidores Livres: Os contratos com clientes Consumidores Livres, para o período de 01.04.2005 a 31.12.2007, totalizam 8.380.298 MWh; de 01.04.2005 a 31.12.2010, 6.016.653 MWh e de 01.04.2005 a 31.12.2012, 6.810.356 MWh.

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

g) Revitalização dos geradores da Usina Hidrelétrica Salto Osório

Em 19 de dezembro de 2003, a Companhia celebrou contrato com a GE Hyidro Inepar do Brasil S.A., com vigência de quatro anos, para a reforma geral das seis unidades geradoras da UHE Salto Osório.

NOTA 22 – EVENTOS SUBSEQÜENTES

a) Emissão pública de debêntures

Na Assembléia Geral Extraordinária realizada em 07.04.2005, foi aprovada a 1ª emissão de debêntures da Companhia, para distribuição pública, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações, em duas séries, da espécie sem garantia nem preferência (quirografária), com valor nominal unitário de R$ 10, sendo que as debêntures da 1ª série terão vencimento fixado em 2 de maio de 2010 e as da 2ª série, em 2 de maio de 2011, perfazendo, na data de emissão, qual seja, 2 de maio de 2005, o montante total de R$ 200.000.

Os coordenadores da distribuição pública das debêntures realizarão procedimento de bookbuilding para verificação, junto aos investidores interessados, da demanda pelas debêntures em diferentes níveis de taxas de juros, o qual resultará na definição (i) das taxas finais da remuneração das debêntures da 1ª série e das debêntures da 2ª série e (ii) da quantidade de debêntures a ser alocada em cada uma das séries. As debêntures da 1ª série serão atualizadas pelo Índice Geral de Preços do Mercado – IGPM e farão jus a uma remuneração que contemplará juros remuneratórios incidentes sobre seu valor nominal unitário atualizado, a partir da data de emissão. As debêntures da 2ª série farão jus a uma remuneração equivalente a um percentual sobre a acumulação das taxas médias dos Depósitos Interfinanceiros de um dia - DI, over extra grupo, expressa na forma percentual ao ano, base 252 dias úteis, calculada e divulgada pela Câmara de Custódia e Liquidação - CETIP, no Informativo Diário, disponível em sua página na Internet (www.cetip.com.br) e no jornal Gazeta Mercantil, edição nacional.

A remuneração das debêntures da 1ª série será devida anualmente, sempre no dia 2 de maio, sendo que o primeiro pagamento será realizado no dia 02.05.2006 e o último, no dia 02.05.2010. A remuneração das debêntures da 2ª série será devida semestralmente, sempre no dia 2 dos meses de maio e novembro de cada ano, sendo que o primeiro pagamento será devido no dia 02.11.2005 e o último em 02.05.2011.

A emissão somente será concluída mediante distribuição total das debêntures. Os recursos obtidos por meio da Oferta destinar-se-ão ao pagamento antecipado de dívidas denominadas em moeda estrangeira da Companhia e/ou de quaisquer de suas subsidiárias.

O pedido de registro da Oferta encontra-se sob análise da CVM.

b) Grupamento das ações de emissão da Companhia

Na mesma AGE referida no item anterior, foi, também, aprovado o grupamento da totalidade das ações representativas do capital social da Companhia, na proporção de 1.000 (mil) ações para 1 (uma) ação da mesma espécie e classe, bem como a relação de ações por ADR - American Depositary Receipt, que será de 5 (cinco) ações para 1 (um) ADR.

Os acionistas detentores de quantidade de ações que não seja múltipla de 1.000 poderão ajustar suas respectivas posições acionárias, por espécie e classe, no período de 08 de abril de 2005 a 09 de maio de 2005. Para este fim, o acionista controlador, Tractebel EGI South América Ltda., doará as frações complementares aos acionistas que se manifestarem, através de correspondência para: (a) acionistas com ações depositadas no Banco Itaú S.A., nos endereços abaixo indicados; (b) acionistas com ações custodiadas na Companhia Brasileira de Liquidação e Custória – CBLC, junto aos seus agentes de custódia.

Endereços do Banco Itaú para correspondência:
- SCS Quadra 3 – Edif. D'Angela, 30, Bloco A, Sobreloja – Centro – Brasília – DF – CEP 70300-500
- Av. João Pinheiro, 195 – Térreo – Centro – Belo Horizonte – MG – CEP 30130-180
- Rua João Negrão, 65 – Sobreloja – Centro – Curitiba – PR – CEP 80010-200
- Rua Sete de Setembro, 746 – Térreo – Centro – Porto Alegre – RS – CEP 90010-190
- Rua Sete de Setembro, 99 – Subsolo – Centro – Rio de Janeiro – RJ – CEP 20050-005
- Rua Boa Vista, 176 – 1° SUBSOLO – Centro – São Paulo – SP – CEP 01092-900
- Av. Estados Unidos, 50 – 2° andar – Comércio – Salvador – BA – CEP 40020-010

As ações da Companhia passarão a ser negociadas de forma agrupada, a partir do dia 23.05.2005, cotadas unitariamente e com novo lote padrão de 100 ações.

Concomitantemente com essa operação no Brasil, a relação de ações por ADR no mercado americano também será alterada, passando a ser de 5 (cinco) ações para 1 (um) ADR, de forma que o grupamento passará a vigorar na mesma data do Brasil, ou seja, em 23.05.2005.

c) Distribuição de dividendos

Em 09.12.2004, o Conselho de Administração da Companhia aprovou crédito de juros sobre o capital próprio no valor de R$ 255.000, correspondentes a R$ 0,465589 por lote de mil ações PNA e a R$ 0,390651 por lote de mil ações PNB e ON, devendo o referido valor, líquido de imposto de renda na fonte, ser imputado aos dividendos mínimos obrigatórios, conforme Aviso aos Acionistas publicado em 10.12.2004.

Juntamente com a AGE realizada em 07.04.2005, realizou-se a Assembléia Geral Ordinária para, dentre outros assuntos constantes da Ordem do Dia, aprovar a destinação do lucro líquido do exercício findo em 31.12.2004 e a distribuição de dividendos. Foi aprovada a proposta de dividendos consubstanciada nas demonstrações financeiras, no valor de R$ 590.032, assim composto: (i) Juros sobre o Capital Próprio, líquidos de IRRF, creditados em dezembro de 2004, no valor total de R$ 216.750; (ii) Dividendos complementares – R$ 335.032, correspondentes a R$

04.01 - NOTAS EXPLICATIVAS

0,513269 por lote de mil ações PNA, PNB e ON; (iii) Imposto de Renda Retido na Fonte relativo aos Juros sobre o Capital Próprio creditados em 2004 – R$ 38.250.

Desta forma, no dia 20.04.2005, a Companhia pagará os juros sobre o capital próprio (líquidos de IRRF) e os dividendos, conforme acima descrito, sendo os JCP com base na posição acionária de 14.12.2004 e os dividendos, com base na posição acionária de 07.04.2005.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Jan Franciscus María Flachet (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Nicolas Alain Marie Tissot
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e
Diretor de Implantação de Projetos

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O lucro líquido apurado no 1° trimestre de 2005 foi de R$ 172.227, superior em 36,35% ao apurado no mesmo período do ano de 2004, que foi de R$ 126.317.

Os principais componentes do resultado, com as respectivas evoluções, estão, a seguir, comentados.

Receita líquida das vendas e dos serviços. Aumentaram 18,08%, passando de R$ 525.705 no 1° trimestre de 2004 para R$ 620.749 neste trimestre. Este aumento decorre, substancialmente, dos seguintes fatos:

- Os preços da energia elétrica vendida nos contratos iniciais e nos contratos bilaterais, em vigor, foram reajustados pelo IGP-M;
- A energia elétrica liberada dos contratos iniciais, que vem sendo descontratada na razão de 25% ao ano, foi vendida a distribuidoras, comercializadoras e consumidores industriais a preços superiores àqueles anteriormente contratados;
- A Companhia exportou energia elétrica para a Uruguai, com incremento de receita no valor de R$ 16.904, fato não existente no 1° trimestre do ano anterior;
- Em virtude da estiagem que atingiu fortemente a região Sul, a geração térmica teve grande demanda com reflexos nos custos de combustíveis fósseis do 1° trimestre de 2005, os quais são reembolsados com recursos da CCC e CDE. A prática contábil do Setor Elétrica considera o registro do consumo nos custos da geradora e, concomitantemente, o reconhecimento da receita de subvenção, de mesmo valor, afetando a rubrica em análise. Tal subvenção, antes de computar o PIS e a COFINS, aumentou 114,31%, passando de R$ 45.320 no 1° trimestre de 2004 para R$ 97.124, neste trimestre;
- Em sentido oposto, os tributos sobre as vendas aumentaram 129,63% em relação ao 1° trimestre de 2004, elevando-se de R$ 33.224 para R$ 76.293, com impacto negativo na receita líquida. Este importante aumento deve-se ao fato de que no 1° trimestre de 2004 parcela substancial das vendas foi tributada pelo PIS/COFINS pela alíquota de 3,65%, já que os respectivos contratos permaneciam na tributação cumulativa, por terem sido firmados anteriormente a 31.10.2003 e possuírem preços predeterminados. Com a edição da IN 468/2004, da Secretaria da Receita Federal, todos os contratos de venda de energia elétrica da Companhia passaram para o regime de tributação não-cumulativa, com elevação da alíquota para 9,25%.

Custo das vendas e dos serviços. O custo das vendas e dos serviços aumentou 14,39%, de R$ 290.980 no 1° trimestre de 2004 para R$ 332.863 neste trimestre. Esta variação decorre do comportamento dos seguintes principais componentes:

Custos	1° Trim/05	1° Trim/04	Variação(%)
Pessoal, material e serviços de terceiros	26.872	22.208	21,00
Combustíveis fósseis com reembolso	97.000	44.468	118,13
Combustíveis fósseis sem reembolso	29.859	1.054	2.732,92
Energia elétrica compra para revenda	114.439	177.974	-35,70
Reversão de provisões operacionais	-3.294	-13.990	76,45
Soma	*264.876*	*231.714*	*14,31*

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Informações adicionais sobre os custos relacionados na tabela acima:

- Na rubrica "Pessoal, material e serviços de terceiros", além dos reajustes contratuais, houve acréscimo substancial nos custos com serviços de terceiros, motivado por manutenções extraordinárias, principalmente nas usinas William Arjona e Salto Osório;
- Combustíveis fósseis *com* reembolso da CCC/CDE: conforme comentado acima na análise das receitas líquidas, o consumo de combustível é registrado em custos, em contrapartida com receita de subvenção e o aumento verificado decorre da maior necessidade de geração térmica, provocada pela estiagem na região Sul;
- Combustíveis fósseis *sem* reembolso da CCC/CDE: O consumo de combustível registrado neste item, cujo aumento foi de 2.732,92% em relação ao 1° trimestre de 2004, refere-se a carvão mineral utilizado na geração térmica de energia elétrica para exportação e, principalmente, a gás natural utilizado na UTE William Arjona, este último no valor de R$ 20.049. A partir do mês de janeiro de 2005 as unidades 4 e 5 daquela UTE foram disponibilizadas para despacho do ONS, conforme divulgado na Nota 9 do quadro 04.01, enquanto durante o contrato com a CBEE o despacho ocorria somente em situações emergenciais. Além disto, a partir deste ano, o suprimento de energia elétrica a Campo Grande está sendo feito, prioritariamente, por despacho da UTE William Arjona, diferentemente de anos anteriores em que ocorria expressiva importação de outros Estados.
- Energia elétrica comprada para revenda: a redução verificada deve-se, basicamente, aos 3 fatores a seguir comentados: (a) *Transações no âmbito do MAE/CCEE* – As operações no mercado spot resultaram em compra no 1° trimestre de 2004, no valor de R$ 47.132, diferentemente do 1° trimestre de 2005, em que a Companhia registrou venda naquele mercado; (b) *Crédito de PIS/COFINS sobre as aquisições* – conforme comentado na análise da receita líquida, no 1° trimestre de 2004 parcela substancial dos contratos de venda de energia elétrica enquadrava-se no regime de tributação cumulativa, cuja alíquota era de 3,65%, o mesmo não ocorrendo em 2005. Este fato fez com que os créditos de PIS/COFINS sobre as compras também se modificassem substancialmente, já que os mesmos seguem a proporção verificada nos regimes de tributação das receitas. Desta forma, os créditos reduziram os custos com as compras em R$ 2.518, no 1° trimestre de 2004, enquanto em 2005 a redução foi de R$ 11.785; (c) *Término de reajuste extraordinário* - o 1° trimestre de 2004 contempla o valor de R$ 13.910, faturado pela ITASA contra a Companhia, em decorrência de reajustes extraordinários temporários concedidos àquela controlada para fazer face à sua exposição no MAE no período de racionamento. O ônus desta exposição foi provisionado em 2002, cuja provisão é revertida na medida em que o reajuste extraordinário é faturado pela ITASA. Os reajustes extraordinários foram concedidos em relação aos dois contratos existentes entre as partes, sendo um de 61 MW médios e outro de 167 MW médios. Já no presente trimestre, somente o faturamento do mês de janeiro continha parte do reajuste, em relação ao contrato de 61 MW médios, em face do término de suas vigências. Desta forma, o impacto de tais reajustes no 1° trimestre de 2005 foi de somente R$ 1.517, resultando em uma redução de R$ 12.393 em relação ao mesmo período do ano anterior. Ajustando-se os custos incorridos com a compra de energia elétrica, em função das diferenças retro referidas, os valores seriam de R$ 119.450 no 1° trimestre de 2004 e de R$ 124.707 no 1° trimestre de 2005, representando um acréscimo de 4,4%, basicamente, em função de reajustes contratuais.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

- Reversão de provisões operacionais: o valor registrado no 1° trimestre de 2004 refere-se, basicamente, a reversão de provisão para fazer face à exposição da ITASA no MAE, em virtude do faturamento de reajustes extraordinários efetuado pela referida controlada, conforme letra (c) do item anterior. As reversões ocorridas no presente trimestre referem-se às seguintes provisões anteriormente constituídas: (i) Exposição da ITASA no MAE, referente ao último faturamento de reajuste extraordinário ocorrido em janeiro de 2005 – R$ 1.467; (ii) reversão da amortização acelerada das unidades 4 e 5 da UTE William Arjona, no valor de R$ 835, em decorrência da depreciação regular registrada no trimestre (vide Nota 9 do quadro 04.01); e (iii) reversão de provisão para manutenção programada, que ocorre concomitantemente com os gastos definitivos registrados nas devidas naturezas de despesas – R$ 992. Como se verifica, todas estas reversões ocorreram em razão do registro definitivo das despesas nas contas adequadas e, portanto, não afetaram o resultado final da Companhia.

No contexto acima, onde se verificou aumento da receita líquida das vendas e dos serviços em níveis superiores aos dos respectivos custos, ou seja, 18,08% e 14,39%, respectivamente, o Lucro Bruto aumentou 22,65%, passando de R$ 234.725 para R$ 287.886. Como conseqüência, a margem bruta cresceu 1,73 p.p., passando de 44,65% no 1° trimestre de 2004 para 46,38% no mesmo período deste ano.

Despesas com vendas, gerais e Administrativas. Estas despesas totalizam R$ 47.025 no 1° trimestre de 2004 e R$ 59.413 no mesmo período de 2005, apresentando um acréscimo de 26,34%. Este acréscimo decorre, principalmente, do aumento dos encargos de uso da rede elétrica, que passou de R$ 18.757 para R$ 26.362, correspondente a 40,54%, motivado pelo aumento real nos custos de transmissão e maior disponibilidade de energia elétrica para venda em contratos bilaterais, enquanto os contratos iniciais tinham encargos de transmissão reduzidos.

Resultado Financeiro Líquido. O resultado financeiro líquido está sintetizado nas seguintes receitas e (despesas):

Rubrica	1°Trim/05	1° Trim/04	Variação(%)
Receitas			
Rendas de aplicações financeiras	9.785	12.423	-21,23
V.M. e juros de contas a receber	2.433	11.700	-79,21
Soma	*12.218*	*24.123*	*-49,35*
Despesas			
Encargos de dívidas	(22.389)	(25.819)	-13,28
Variação monetária de dívidas	8.232	(1.967)	-
Encargos sobre tributos e contrib. sociais	(7.145)	(80)	8.831,25
Outras	(9.866)	(13.072)	-24,53
Soma	*(31.168)*	*(40.938)*	*23,87*
Resultado financeiro líquido	*(18.950)*	*(16.815)*	*12,70*

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Informações adicionais sobre os itens constantes da tabela acima:

- Nas receitas, a redução de 79,21% ocorrida nas variações monetárias e juros de contas a receber, deve-se ao fato de que no 1° trimestre de 2004 foram reconhecidos valores retroativos a 30.12.2002 e 03.07.2003, no valor de R$ 4.488, referente a encargos moratórios de créditos decorrentes de transações no âmbito do MAE (atualmente, CCEE) pactuados para recebimento a partir de janeiro de 2004;
- A variação monetária de dívidas, refere-se a variação cambial de empréstimos e financiamentos em moedas estrangeiras, cujo comportamento, abaixo demonstrado, modificou completamente o resultado desta rubrica, passando de despesa em 2004 para receita em 2005:

Moeda	1° Trimestre de 2005		1° Trimestre de 2004	
	Perfil da dívida (%)	Variação moeda (%)	Perfil da dívida (%)	Variação moeda (%)
USD	62,45	0,44	62,40	0,67
GBP	8,11	(1,57)	9,83	3,60
EUR	29,44	(4,40)	27,77	(1,85)
	100,00		100,00	
Média Ponderada	-	(1,18)	-	0,25

- Os encargos sobre tributos e contribuições sociais do 1° trimestre de 2005 referem-se, basicamente, a juros e variações monetárias de créditos fiscais registrados e compensados anteriormente a 2003, que no presente trimestre foram recolhidos à receita federal e reconhecidos no resultado.

Principais indicadores

A tabela abaixo fornece outros indicadores, além dos acima comentados, por si só explicativos.

a) Indicadores de resultado

Indicadores	1° Trimestre 2005	1° Trimestre 2004	%
Receitas operacionais líquidas	620.749	525.705	18,08
Lucro bruto	287.886	234.725	22,65
Margem bruta	46,38%	44,65%	1,73 p.p
Lajida (Ebitda) [1]	304.102	242.857	25,22
Resultado do serviço	230.161	189.387	21,53
Resultado financeiro	(18.950)	(16.815)	12,69
Resultado operacional	243.012	184.109	31,99
Lucro líquido do período	172.227	126.317	36,34
Margem líquida	27,74%	24,03%	3,71 p.p

[1] Lajida (Ebitda): Lucro Operacional + resultado financeiro + depreciação e amortização + amortização de ágio.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

b) Indicadores financeiros

Indicadores	31.03.2005	31.12.2004	%
Ativos totais	5.249.014	5.132.553	2,27
Dívidas em moeda estrangeira	714.171	716.778	(0,36)
Dívidas em moeda nacional	347.860	366.318	(5,04)
Patrimônio líquido	2.959.183	2.786.956	6,18

Faturamento de energia elétrica

DEMONSTRATIVO DO FATURAMENTO DE ENERGIA ELÉTRICA				
	1º TRIM/05		1º TRIM/04	
	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)
Contratos Iniciais	1.630.181	2.689	3.145.265	5.376
Contratos Bilaterais	5.275.625	-	3.570.650	190
Exportação	134.478			
Total	7.040.284	2.689	6.715.915	5.566

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA			
VALORES EM MWh			% VARIAÇÃO
USINA	1º TRIM/05	1º TRIM/04	TRIMESTRE
UHE Passo Fundo	245.473	204.114	20,26
UHE Salto Osório	1.222.025	1.191.822	2,53
UHE Salto Santiago	1.794.020	1.813.171	(1,06)
UHE Ita	726.460	1.191.516	(39,03)
UHE Machadinho	532.179	828.119	(35,74)
Total	**4.520.157**	**5.228.742**	**(13,55)**

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA			
VALORES EM MWh			% VARIAÇÃO
USINA	1º TRIM/05	1º TRIM/04	TRIMESTRE
UTE Alegrete	295	293	0,68
UTE Charqueadas	57.007	28.083	102,99
UTE Arjona	186.471	176.822	5,46
Complexo Jorge Lacerda	1.204.338	903.914	33,24
Total	1.448.111	1.109.112	30,56

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2005	4 - 31/12/2004
1	Ativo Total	6.348.106	6.205.152
1.01	Ativo Circulante	1.365.567	1.193.414
1.01.01	Disponibilidades	13.242	7.710
1.01.01.01	Numerário Disponível	13.242	7.710
1.01.02	Créditos	1.227.751	977.547
1.01.02.01	Títulos e Valores Mobiliários	853.708	651.704
1.01.02.02	(-) Prov.p/Perdas em Aplic.Financeiras	(17.427)	(17.427)
1.01.02.03	Consumidores, Concess. e Permissionárias	467.178	412.272
1.01.02.04	(-) Prov. p/Créditos de Liq. Duvidosa	(131.625)	(131.625)
1.01.02.05	Cauções e Depósitos Vinculados - CCEE	10.788	10.427
1.01.02.06	Devedores Diversos - Conc.Energia Elétr.	8.367	7.809
1.01.02.07	Adiantamentos a Fornecedores	5.143	8.849
1.01.02.08	Créditos da Cta Cons.Combustível-CCC/CDE	31.619	35.538
1.01.03	Estoques	13.613	13.610
1.01.04	Outros	110.961	194.547
1.01.04.01	Alienações, Desativ., Serv.e Disp.Reemb.	6.148	8.050
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	48.090	107.684
1.01.04.03	(-) Provisão p/Perdas Recup.Créd. ICMS	(33.457)	(32.977)
1.01.04.04	Despesas Pagas Antecipadamente	6.763	5.800
1.01.04.05	Ativo Fiscal Diferido	75.880	98.173
1.01.04.06	Outros	7.537	7.817
1.02	Ativo Realizável a Longo Prazo	391.021	371.741
1.02.01	Créditos Diversos	94.012	96.345
1.02.01.01	Concessionárias e Permissionárias	12.962	14.920
1.02.01.02	Devedores Diversos - Conc.Energia Eletr.	15.210	16.572
1.02.01.03	Títulos e Valores Mobiliários	36.101	35.550
1.02.01.04	Alienação de Bens e Direitos	29.739	29.303
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	297.009	275.396
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	8.801	8.684
1.02.03.02	Cauções e Depósitos Vinculados	47.858	53.536
1.02.03.03	Depósitos Judiciais	31.695	26.050
1.02.03.04	Ativo Fiscal Diferido	205.982	186.643
1.02.03.05	Despesas Pagas Antecipadamente	2.190	0
1.02.03.06	Outros	483	483
1.03	Ativo Permanente	4.591.518	4.639.997
1.03.01	Investimentos	48.678	50.365
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	46.562	48.249
1.03.01.02.01	Ágio	46.562	48.249
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.742	1.742

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2005	4 -31/12/2004
1.03.01.03.02	Outros	374	374
1.03.02	Imobilizado	4.491.942	4.536.430
1.03.03	Diferido	50.898	53.202

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2005	4 - 31/12/2004
2	Passivo Total	6.348.106	6.205.152
2.01	Passivo Circulante	1.236.618	1.233.257
2.01.01	Empréstimos e Financiamentos	292.194	277.712
2.01.01.01	Principal	270.709	265.410
2.01.01.02	Encargos	21.485	12.302
2.01.02	Debêntures	28.871	23.360
2.01.02.01	Principal	19.846	18.599
2.01.02.02	Encargos	9.025	4.761
2.01.03	Fornecedores	130.437	117.286
2.01.04	Impostos, Taxas e Contribuições	66.973	75.876
2.01.04.01	Tributos e Contrib. Sociais Correntes	65.986	74.897
2.01.04.02	Tributos e Contrib. Sociais Parcelados	987	979
2.01.05	Dividendos a Pagar	553.045	553.045
2.01.05.01	Dividendos Prop.Juros s/Capital Próprio	553.045	553.045
2.01.06	Provisões	38.734	37.271
2.01.06.01	Obrigações Estimadas	38.003	36.540
2.01.06.02	Contingências	731	731
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	126.364	148.707
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	11.060	13.757
2.01.08.02	Benefícios Pós-Emprego	50.375	51.619
2.01.08.03	Passivo Fiscal Diferido	39.616	39.616
2.01.08.04	Concessões a Pagar	1.619	1.472
2.01.08.05	Operações com Derivativos	11.337	28.002
2.01.08.06	Outras	12.357	14.241
2.02	Passivo Exigível a Longo Prazo	2.152.305	2.184.939
2.02.01	Empréstimos e Financiamentos	1.489.870	1.539.409
2.02.01.01	Principal	1.489.870	1.539.409
2.02.02	Debêntures	154.389	153.619
2.02.03	Provisões	130.189	125.970
2.02.03.01	Obrigações Estimadas	17.007	17.333
2.02.03.02	Contingências	113.182	108.637
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	377.857	365.941
2.02.05.01	Tributos e Contrib. Sociais Parcelados	6.825	7.016
2.02.05.02	Concessões a Pagar	166.096	160.417
2.02.05.03	Benefícios Pós-Emprego	204.936	198.508
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.959.183	2.786.956
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2005	4 -31/12/2004
2.05.04	Reservas de Lucro	249.495	249.495
2.05.04.01	Legal	102.252	102.252
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	147.243	147.243
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	172.227	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.01	Receita Bruta de Vendas e/ou Serviços	784.312	784.312	577.184	577.184
3.01.01	Suprimento de Energia Elétrica	561.148	561.148	443.479	443.479
3.01.02	Fornecimento de Energia Elétrica	122.595	122.595	85.190	85.190
3.01.03	Subvenção Combustível - CCC/CDE	97.124	97.124	45.320	45.320
3.01.04	Serviço Prestado	1.257	1.257	1.096	1.096
3.01.05	Venda de Cinzas	1.470	1.470	1.987	1.987
3.01.06	Outras	718	718	112	112
3.02	Deduções da Receita Bruta	(83.751)	(83.751)	(40.506)	(40.506)
3.02.01	Impostos e Contribuições	(82.768)	(82.768)	(38.991)	(38.991)
3.02.02	Repasse - CCC/CDE - Vendas de Cinzas	(983)	(983)	(1.515)	(1.515)
3.03	Receita Liquida de Vendas e/ou Serviços	700.561	700.561	536.678	536.678
3.04	Custo de Bens e/ou Serviços Vendidos	(314.363)	(314.363)	(233.006)	(233.006)
3.04.01	Pessoal	(15.684)	(15.684)	(15.027)	(15.027)
3.04.02	Material	(3.982)	(3.982)	(2.163)	(2.163)
3.04.03	Serviço de Terceiro	(8.905)	(8.905)	(5.902)	(5.902)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC/CDE	(97.000)	(97.000)	(44.468)	(44.468)
3.04.05	Combustível p/Prod.Ener.Elétrica	(30.320)	(30.320)	(1.054)	(1.054)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(14.286)	(14.286)	(13.488)	(13.488)
3.04.07	Depreciação / Amortização	(50.617)	(50.617)	(49.886)	(49.886)
3.04.08	Energia Elétrica Comprada p/Revenda	(79.828)	(79.828)	(105.339)	(105.339)
3.04.09	Uso de Bem Público - UBP	(1.282)	(1.282)	(1.166)	(1.166)
3.04.10	Constituição de Provisões Operacionais	(4.630)	(4.630)	(7.786)	(7.786)
3.04.11	Reversão de Provisões Operacionais	3.307	3.307	13.990	13.990
3.04.12	Seguros	(2.392)	(2.392)	(2.361)	(2.361)
3.04.13	Outras	(8.744)	(8.744)	1.644	1.644

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.05	Resultado Bruto	386.198	386.198	303.672	303.672
3.06	Despesas/Receitas Operacionais	(127.184)	(127.184)	(111.832)	(111.832)
3.06.01	Com Vendas	(47.019)	(47.019)	(28.125)	(28.125)
3.06.01.01	Pessoal	(1.053)	(1.053)	(898)	(898)
3.06.01.02	Serviço de Terceiro	(412)	(412)	(263)	(263)
3.06.01.03	Encargos de Uso da Rede Elétrica	(44.768)	(44.768)	(25.787)	(25.787)
3.06.01.04	Outras	(786)	(786)	(1.177)	(1.177)
3.06.02	Gerais e Administrativas	(34.037)	(34.037)	(29.580)	(29.580)
3.06.02.01	Pessoal	(7.415)	(7.415)	(6.664)	(6.664)
3.06.02.02	Serviço de Terceiro	(4.369)	(4.369)	(4.026)	(4.026)
3.06.02.03	Depreciação / Amortização	(2.141)	(2.141)	(2.222)	(2.222)
3.06.02.04	Constituição de Provisões Operacionais	(13.381)	(13.381)	(9.951)	(9.951)
3.06.02.05	Reversão de Provisões Operacionais	5.967	5.967	7.224	7.224
3.06.02.06	Taxa de Fiscalização	(2.187)	(2.187)	(1.796)	(1.796)
3.06.02.07	Previdência Privada - SB-40	(4.571)	(4.571)	(5.977)	(5.977)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(1.687)	(1.687)	(1.687)
3.06.02.09	Outras	(4.253)	(4.253)	(4.481)	(4.481)
3.06.03	Financeiras	(46.128)	(46.128)	(54.127)	(54.127)
3.06.03.01	Receitas Financeiras	21.457	21.457	29.058	29.058
3.06.03.01.01	Rendas de Aplicações Financeiras	16.879	16.879	16.442	16.442
3.06.03.01.02	Variação Monetária	2.900	2.900	4.053	4.053
3.06.03.01.03	Outras	1.678	1.678	8.563	8.563
3.06.03.02	Despesas Financeiras	(67.585)	(67.585)	(83.185)	(83.185)
3.06.03.02.01	Encargos de Dívidas	(39.678)	(39.678)	(47.014)	(47.014)
3.06.03.02.02	Encargos de Debêntures	(5.099)	(5.099)	(5.569)	(5.569)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	(2.278)	(2.278)	(1.516)	(1.516)
3.06.03.02.04	Encargos s/Obrig.Contr. Fundação ELOS	(1.606)	(1.606)	(1.773)	(1.773)
3.06.03.02.05	Encargos s/Concessão ANEEL	(3.775)	(3.775)	(3.087)	(3.087)
3.06.03.02.06	Encargos s/Adiantamentos de Clientes	0	0	(1.454)	(1.454)
3.06.03.02.07	Provisão p/Desv.de Títulos e Vlrs Mobil.	0	0	(1.059)	(1.059)
3.06.03.02.08	Encargos s/Tributos e Contrib. Sociais	(7.145)	(7.145)	(80)	(80)
3.06.03.02.09	Variação Monetária s/Empr.Financiamentos	5.044	5.044	(6.696)	(6.696)
3.06.03.02.10	Variação Monetária - Debêntures	(1.180)	(1.180)	(2.089)	(2.089)
3.06.03.02.11	Var.Monet.s/Prov./Rev.Provisões Operac.	(1.338)	(1.338)	(1.211)	(1.211)
3.06.03.02.12	Var.Monet.s/Obrig.Contr.Fundação ELOS	(1.810)	(1.810)	(1.800)	(1.800)
3.06.03.02.13	Var. Monet. s/Concessão ANEEL	(2.416)	(2.416)	(3.051)	(3.051)
3.06.03.02.14	Variação Monetária - Outras	216	216	(658)	(658)
3.06.03.02.15	Outras	(6.520)	(6.520)	(6.128)	(6.128)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	259.014	259.014	191.840	191.840
3.08	Resultado Não Operacional	(58)	(58)	(2)	(2)
3.08.01	Receitas	28	28	0	0
3.08.02	Despesas	(86)	(86)	(2)	(2)
3.09	Resultado Antes Tributação/Participações	258.956	258.956	191.838	191.838
3.10	*Provisão para IR e Contribuição Social*	(83.777)	(83.777)	(58.682)	(58.682)
3.10.01	Contribuição Social	(17.925)	(17.925)	(12.250)	(12.250)
3.10.02	Imposto de Renda	(65.852)	(65.852)	(46.432)	(46.432)
3.11	IR Diferido	(2.952)	(2.952)	(6.839)	(6.839)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.11.01	Contribuição Social	(5.181)	(5.181)	(5.216)	(5.216)
3.11.02	Imposto de Renda	2.229	2.229	(1.623)	(1.623)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	172.227	172.227	126.317	126.317
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00026	0,00026	0,00019	0,00019
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas ITASA, CEM, Tractebel Energia Comercializadora e Lages Bioenergética, porquanto a controlada Delta Energética S.A. não desenvolveu atividades operacionais nos trimestres em análise.

Desta forma, adicionalmente aos comentários sobre o desempenho da Controladora, apresentados no quadro 05.01, o desempenho das referidas controladas está sintetizado a seguir:

a) ITASA

Controlada	1º Trimestre 2005	1º Trimestre 2004	Variação (%)
Receita líquida	31.579	39.861	-20,78
Custo das vendas	(6.115)	(15.720)	-61,10
Lucro bruto	25.464	24.141	5,48
Margem bruta	80,64%	60,56%	20,08 p.p.
Despesas com vendas, gerais e administrativas	(4.531)	(4.943)	-8,34
Despesas financeiras líquidas	(9.649)	(12.626)	-23,58
Lucro operacional	11.284	6.572	71,70
Imposto de renda e contribuição social	(3.843)	(2.241)	71,48
Lucro líquido do trimestre	7.441	4.331	71,81
Margem líquida	23,56%	10,87%	12,69 p.p.

Considerando que a ITASA é controlada em conjunto com a CSN, a consolidação observa a proporção de 48,75%, que corresponde à participação da Companhia em seu patrimônio líquido. Assim sendo, os valores constantes da tabela acima se referem a 48,75% dos apurados por aquela controlada. As demais controladas são consolidadas integralmente.

A redução de 20,78% nas vendas líquidas refere-se, basicamente, ao término do reajuste extraordinário temporário aplicado aos contratos de venda de energia elétrica para seus acionistas.

A rubrica custo das vendas, referente ao ano anterior, contempla a exposição no MAE no período de racionamento, no valor de R$ 10.216. Como este fato não se repetiu no 1° trimestre de 2005, houve significativa redução dos custos, em 61,10%.

O contexto acima ocasionou aumento 5,48% no lucro bruto e, em conseqüência, a margem bruta cresceu significativos 20,08 p.p.

As principais causas da redução das despesas financeiras líquidas foram: (a) variação monetária das debêntures; e (b) encargos financeiros sobre adiantamento concedidos pelos acionistas. Enquanto no 1° trimestre de 2004 incidiu variação monetária de debêntures no valor de R$ 2.089, no presente trimestre o valor foi de R$ 1.180, devido à queda na variação do IGP-M de 2,72%, em 2004. para 1,55%, no presente trimestre, e à amortização de debêntures ocorrida de abril a dezembro de 2004. No 1° trimestre de 2004 foram reconhecidos encargos de R$ 1.454 sobre adiantamentos concedidos pelos acionistas, enquanto em 2005 não ocorreu esta despesa.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

b) CEM

Controlada	1º Trimestre 2005	1º Trimestre 2004	Variação (%)
Receita líquida	59.686	56.960	4,78
Custo das vendas	(10.105)	(11.544)	-12,47
Lucro bruto	49.581	45.416	9,17
Margem bruta	83,07%	79,73%	3,34 p.p.
Despesas com vendas, gerais e administrativas	(5.818)	(5.737)	1,41
Despesas financeiras líquidas	(18.016)	(23.722)	-24,05
Lucro operacional	25.747	15.957	61,35
Imposto de renda e contribuição social	(8.751)	(5.420)	61,46
Lucro líquido do trimestre	16.996	10.537	61,30
Margem líquida	28,48%	18,50%	9,98 p.p.

Se descontado o reajuste de preço, pelo IGP-M, ocorrido no contrato de venda, a receita líquida apresentou redução na comparação dos trimestres. Esta situação ocorreu em função da mudança do regime de tributação, de cumulativo para não-cumulativo, imposta pela IN 468/2004 da Secretaria da Receita Federal. Contudo, deve-se ressaltar que este fato não altera o resultado consolidado, pois a totalidade da energia elétrica é vendida para a Controladora.

O aumento do lucro operacional e, conseqüentemente, do lucro líquido do trimestre pode ser atribuído, principalmente, à redução das despesas financeiras líquidas. De abril a dezembro de 2004, houve amortização de R$ 79.341, reduzindo a dívida que gerou os encargos financeiros no 1º trimestre de 2005. Este fato, aliado à queda dos índices de atualização da dívida, permitiu que as despesas financeiras se situassem em patamar inferior ao constatado no ano anterior.

A redução de 12,47% verificada no custo das vendas, caindo de R$ 11.544 para R$ 10.105 refere-se, basicamente, à compra de energia elétrica no MAE/CCEE, que no 1º trimestre de 2004 foi de R$ 1.614 e no trimestre atual, de R$ 91.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

c) Tractebel energia Comercializadora

Controlada	1º Trimestre 2005	1º Trimestre 2004	Variação (%)
Receita líquida	76.469	-	-
Custo das vendas	(57.782)	-	-
Lucro bruto	18.687	-	-
Margem bruta	24,44%	-	-
Despesas com vendas, gerais e administrativas	(11.386)	-	-
Resultado financeiro	1.320	-	-
Lucro operacional	8.621	-	-
Imposto de renda e contribuição social	(2.925)	-	-
Lucro líquido do trimestre	5.696	-	-
Margem líquida	7,45%	-	-

A Tractebel Energia Comercializadora iniciou suas operações, efetivamente, em setembro de 2004.

Na composição do resultado de 2005, está incluída a receita de exportação de energia elétrica para o Uruguai, no valor de R$ 57.206.

O custo das vendas refere-se a compra de energia elétrica para revenda.

As despesas com vendas, gerais e administrativas referem-se, substancialmente, a encargos de uso da rede elétrica.

Tendo em vista que a Tractebel Energia Comercializadora não possui dívidas seu resultado financeiro é composto, basicamente, de variação cambial de exportação de energia elétrica, no valor de R$ 1.383.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

c) Lages Bioenergética

Controlada	1° Trimestre 2005	1° Trimestre 2004	Variação (%)
Receita líquida	8.132	239	-
Custo das vendas	(3.365)	(849)	-
Lucro bruto	4.767	(610)	-
Margem bruta	58,62%	-	-
Despesas com vendas, gerais e administrativas	(95)	-	-
Resultado financeiro líquido	(833)	(964)	-
Lucro operacional	3.839	(1.574)	-
Imposto de renda e contribuição social	(483)	(70)	-
Lucro líquido (prejuízo) do trimestre	3.356	(1.644)	-
Margem líquida	41,27%	-	-

Embora o início de operação comercial tenha sido autorizado pela ANEEL em 23.12.2003, somente no mês de março de 2004 a Lages efetuou transação de venda de energia elétrica, propiciando faturamento bruto de R$ 273, já que os contratos de venda de energia elétrica e de vapor previam o início de fornecimento somente a partir do mês de abril de 2004.

Desta forma, a comparabilidade entre os trimestres fica prejudicada.

A Lages está sendo tributada pelo regime de lucro presumido. Esta situação onerou o resultado do 1° trimestre de 2004, porquanto houve tributação de imposto de renda (IR) e de contribuição social sobre o lucro líquido (CSLL) apesar do prejuízo apresentado. Diferentemente, o 1° trimestre de 2005 apresentou uma economia de impostos, já que o IR e a CSLL representaram 12,58% do lucro antes dos tributos. Houve, ainda, economia de PIS/COFINS, que neste regime tributário permanece na alíquota global de 3,65%.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

A seguir, são apresentados os principais indicadores consolidados (Controladora e controladas):

a) Indicadores de resultado

Indicadores	1º Trimestre 2005	1º Trimestre 2004	%
Receitas operacionais líquidas	700.561	536.678	30,54
Lucro bruto	386.198	303.672	27,17
Margem bruta	55,13%	56,58%	(1,45) p.p
Lajida (Ebitda) [1]	359.595	299.770	19,96
Resultado do serviço	306.829	247.654	23,89
Resultado financeiro	(46.128)	(54.127)	(14,78)
Resultado operacional	259.014	191.840	35,02
Lucro líquido do período	172.227	126.317	36,35
Margem líquida	24,58%	23,54%	1,04 p.p

[1] Lajida (Ebitda): Lucro Operacional + resultado financeiro + depreciação e amortização + amortização de ágio.

b) Indicadores financeiros

Indicadores	31.03.2005	31.12.2004	%
Ativos totais	6.348.106	6.205.152	2,30
Dívidas em moeda estrangeira	1.050.167	1.059.280	(0,86)
Dívidas em moeda nacional	731.897	757.841	(3,42)
Patrimônio líquido	2.959.183	2.786.956	6,18

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	12,35
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		225.171		225.171	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,83
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	

15.01 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Município de Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 350 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida e renovada em janeiro de 2004

Conforme mencionado na Nota 8 do quadro 04.01, em junho de 2004 a Companhia transferiu 33,33% do empreendimento à empresa Elétrica Jacuí S.A. – ELEJA.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Classificação de Riscos

A empresa Fitch Ratings atribui à Companhia o rating "AA-(bra)", referente ao Rating Nacional de Longo Prazo à dívida sênior não securitizada e a empresa Standard & Poor's, o rating "brA+", de crédito corporativo em sua Escala Nacional Brasil. Este mesmo rating foi atribuído a primeira e segunda séries da emissão de debêntures. Para atribuição destes ratings, estas empresas levaram em consideração diversos aspectos positivos tais como: seu baixo custo de geração de energia elétrica, moderado nível de endividamento total comparado ao fluxo de caixa, elevado nível de contratação de energia até 2008, entre outros.

As duas empresas consideram a pespectiva dos ratings estáveis, o que denota um risco de crédito muito baixo, se comparado a outros emissores ou emissões de debêntures no país. Esta avaliação tem como ponto forte a capacidade da Companhia, acima da média, em atender seus compromissos financeiros no seu mercado de atuação e sua estratégia conservadora em manter seu atual perfil financeiro nos próximos anos. Além disso, as empresas levaram em consideração as boas perspectivas para a economia brasileira a curto prazo, que influenciam positivamente o nível de consumo de energia elétrica.

As empresas foram contratadas pela Companhia com o objetivo de cumprir uma das condições para a emissão de 20.000 debêntures, no valor de R$ 200.000, para reestruturar o seu endividamento, trocando parte da sua dívida em moeda externa por dívida em moeda local, conforme divulgado na Nota 22, do quadro 04.01 - Notas Explicativas.

Seguros

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.515.233 mil, equivalentes a R$ 9.372.314 mil em 31.03.2005, e de lucro cessante com valor declarado de US$ 459.900 mil, equivalentes a R$ 1.226.185 mil em 31.03.2005. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000 mil, equivalentes a R$ 399.930 mil em 31.03.2005, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A partir de 19.12.2003 a UHE Cana Brava, cuja concessão pertence à controlada CEM, foi incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 853.184 mil em 31.03.2005, e lucro cessante de US$ 71.000 mil, equivalentes a R$ 189.300 mil em 31.03.2005, através do endosso nº 1095000026.

A controlada CEM mantém a cobertura de manutenção ampla pelo período de dois anos após a entrada em operação da 3ª unidade da usina, cuja data, prevista na apólice foi 15.01.2003.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000 mil, equivalentes a R$ 133.310 mil em 31.03.2005. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 20.000 mil equivalentes a R$ 53.324 mil em 31.03.2005, e seguro de Riscos de Engenharia com cobertura de obras civis em construção, instalação e montagem, inclusive na fase de testes e durante 12 meses de manutenção ampla, bem como a cobertura de responsabilidade civil geral e cruzada, com as seguintes vigências:

- Obras civis em construção / instalação e montagem – 01.11.2002 a 31.12.2003
- Testes – 28.11.2003 a 12.12.2004
- Manutenção – 12.02.2004 a 12.02.2005

Os limites máximos de indenização são os seguintes:

- Obras civis em construção / instalação e montagem – R$ 44.712 mil
- Responsabilidade civil geral e cruzada – R$ 1.806 mil

Além destes seguros estratégicos, a Companhia possui seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de executivos extensivo as suas controladas, bem como, seguro de vida em grupo para os seus diretores e empregados.

Serviços de Auditoria - Instrução CVM nº 381, de 14.01.2003

Os auditores independentes da Companhia e de suas controladas não prestam outros serviços além dos serviços de auditoria contábil.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – CONSUMIDORES E CONCESSIONÁRIAS

	Consolidado				
	31.03.2005				31.12.2004
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	43.230	1.715	3.553	48.498	35.286
Concessionárias	184.620	-	-	184.620	170.250
Comercializadoras	37.388	-	-	37.388	40.524
Exportação	26.553	-	740	27.293	740
Transações no âmbito do MAE	155.429	-	13.950	169.379	165.472
	447.220	**1.715**	**18.243**	**467.178**	**412.272**
(-) Provisão para Créditos de Liquidação Duvidosa	(119.596)	-	(12.029)	(131.625)	(131.625)
	327.624	1.715	6.214	335.553	280.647
Longo prazo					
Transações no âmbito do MAE	12.962	-	-	12.962	14.920
	12.962	-	-	12.962	14.920

NOTA 2 – TÍTULOS E VALORES MOBILIÁRIOS

	Consolidado	
	31.03.2005	31.12.2004
Circulante		
Certificado de Depósito Bancário – CDB	629.925	440.035
Letras Financeiras do Tesouro – LFT	194.949	167.666
Ajuste negativo de operações com swaps	(29.771)	(13.698)
Operações Compromissadas	34.312	33.925
Notas do Banco Central – NBC-E	24.293	23.776
	853.708	**651.704**
(-) Provisão para perdas em aplicações financeiras	(17.427)	(17.427)
	836.281	634.227
Longo Prazo		
Certificado de Depósito Bancário - CDB	36.101	35.550

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data-base das Informações Trimestrais.

As aplicações do Fundo de Investimentos Exclusivo estão consolidadas nas demonstrações financeiras e segregadas de acordo com a natureza de seus ativos.

NOTA 3 – ATIVO FISCAL DIFERIDO

	Consolidado				
	31.03.2005				31.12.2004
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Provisão para perdas Jacuí	606.171	-	54.555	54.555	54.555
Remuneração das Imobilizações em Curso - RIC	245.697	33.433	-	33.433	33.433
Benefícios pós-emprego	156.885	39.221	14.120	53.341	51.316
Provisão para créditos de liquidação duvidosa	131.625	32.906	11.846	44.752	44.752
Provisão para contingências	115.883	28.971	10.429	39.400	37.844
Provisão para amortização acelerada UTE William Arjona	34.378	8.594	3.094	11.688	11.972
Provisão p/perdas com créditos de ICMS	33.457	8.364	3.011	11.375	11.212
Provisão para grandes manutenções	34.315	8.578	3.089	11.667	10.442
Provisão para perdas em aplicações financeiras	17.427	4.357	1.569	5.926	5.926
Participação de empregados nos lucros	6.500	1.625	585	2.210	2.210
Provisão bônus gerencial	4.000	1.000	360	1.360	1.360
Provisão aquisição energia elétrica	-	-	-	-	499
Provisão honorários advocatícios	612	153	55	208	206
Prejuízo fiscal	14.597	3.649	-	3.649	4.501
Base negativa da contribuição social	92.197	-	8.298	8.298	14.588
		170.851	111.011	281.862	284.816
Classificação do ativo fiscal diferido:					
Circulante		56.681	19.199	75.880	98.173
Realizável a longo prazo		114.170	91.812	205.982	186.643
		170.851	111.011	281.862	284.816

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e de base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia e de sua controlada CEM indicam que os ativos fiscais diferidos serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

	Consolidado								
Natureza dos ativos	2005	2006	2007	2008	2009	Próximos 2 anos	Próximos 3 anos	Após 2014	Total
Provisão para perdas Jacuí	-	-	-	-	2.250	4.910	7.365	40.030	54.555
Remuneração das Imobilizações em Curso - RIC	2.507	3.343	3.343	3.343	3.344	6.687	10.030	836	33.433
Demais diferenças temporárias	22.251	11.251	7.971	22.029	21.176	91.418	5.218	613	181.927
Prejuízo fiscal	522	921	1.488	718	-	-	-	-	3.649
Base negativa da contribuição social	7.133	328	532	305	-	-	-	-	8.298
Ativo fiscal diferido, registrado	**32.413**	**15.843**	**13.334**	**26.395**	**26.770**	**103.015**	**22.613**	**41.479**	**281.862**
Ativo fiscal diferido, Jacuí	-	-	-	-	7.440	16.235	24.352	103.516	151.543
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	27.991	27.991
	32.413	**15.843**	**13.334**	**26.395**	**34.210**	**119.250**	**46.965**	**172.986**	**433.405**

Na elaboração do quadro acima, o ano de 2005 compreende somente 9 meses (abril a dezembro).

NOTA 4 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Consolidado			
	31.03.2005		31.03.2004	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**258.956**	**258.956**	**191.838**	**191.838**
Diferenças permanentes				
Adições				
Amortização de ágio	-	1.687	-	1.687
Gratificação e 13º de dirigentes	-	336	-	69
Doações incentivadas	-	-	30	30
Doações indedutíveis	115	115	226	226
Multas	(306)	(306)	-	-
Ajuste de controlada tributada pelo lucro presumido	(2.144)	(2.495)	1.808	1.797
Outras despesas indedutíveis	108	108	160	160
Exclusões				
Remuneração das Imobilizações em Curso – RIC	-	(3.408)	-	(3.385)
(=) Base de cálculo dos tributos no resultado	**256.729**	**254.993**	**194.062**	**192.422**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(23.106)**	**(63.748)**	**(17.466)**	**(48.106)**
Incentivos fiscais	-	98	-	30
Adicional de 10% sobre lucro até R$ 20 mensais	-	27	-	21
(=) Contribuição social e imposto renda no resultado	**(23.106)**	**(63.623)**	**(17.466)**	**(48.055)**
Composição dos tributos no resultado:				
Corrente	(17.925)	(65.852)	(12.250)	(46.432)
Diferido	(5.181)	2.229	(5.216)	(1.623)
	(23.106)	**(63.623)**	**(17.466)**	**(48.055)**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 – ATIVO IMOBILIZADO

a) Composição

	Consolidado			
	31.03.2005		31.12.2004	
	Taxas médias de reintegração	Custo corrigido	Custo corrigido	Empresa
Imobilizações em Serviço				
Intangível				
Direito de Exploração UHE Cana Brava		88.664	88.664	CEM
(-) Amortização Acumulada	3,2	(7.661)	(6.950)	
		81.003	**81.714**	
Tangível				
Geração Hidráulica				
UHE Salto Santiago	2,5	638.767	638.767	Controladora
UHE Salto Osório	2,8	288.894	288.901	Controladora
UHE Passo Fundo	2,5	123.120	123.257	Controladora
UHE Itá (participação em consórcio)	2,3	1.779.329	1.779.329	Controladora/ ITASA
UHE Cana Brava	2,5	869.384	869.322	CEM
UHE Machadinho	2,4	179.928	178.888	Controladora
		3.879.422	3.878.464	
(-) Depreciação Acumulada		(1.035.377)	(1.011.868)	
		2.844.045	**2.866.596**	
Geração Térmica				
Complexo Jorge Lacerda	4,3	2.453.800	2.453.365	Controladora
UTE Charqueadas	4,4	54.807	55.006	Controladora
UTE Alegrete	4,1	8.101	8.101	Controladora
UTE Willian Arjona	4,3	139.286	139.900	Controladora
UTE Lages	4,3	57.845	57.843	Lages
		2.713.839	2.714.215	
(-) Depreciação Acumulada		(1.206.356)	(1.180.899)	
		1.507.483	**1.533.316**	
Sistema de Comunicação	6,1	1.102	1.102	Consolidado
(-) Depreciação Acumulada		(503)	(433)	
		599	669	
Equipamentos Gerais e Outros	10,0	32.555	31.388	Consolidado
(-) Depreciação Acumulada		(17.329)	(17.701)	
		15.226	**14.287**	
		4.448.356	**4.496.582**	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado		
	31.03.2005 Custo corrigido	31.12.2004 Custo corrigido	Empresa
Total das Imobilizações em Serviço	**4.448.356**	**4.496.582**	
Imobilizações em Curso			
Geração Hidráulica			
UHE Salto Santiago (obra de adição)	918	890	Controladora
UHE Salto Osório (obra de adição)	18.745	16.504	Controladora
UHE Itá (custos retardatários)	5.936	5.471	Controladora/ ITASA
UHE Cana Brava	1.615	1.602	CEM
Outros	223	194	Controladora
	27.437	**24.661**	
Geração Térmica			
UTE Jacuí	52.484	52.320	Controladora
UTE Jorge Lacerda (obra de adição)	8.101	7.680	Controladora
UTE Charqueadas (obra de adição)	594	421	Controladora
UTE Lages	10.052	9.646	Lages
Outros	15	15	Controladora
	71.246	**70.082**	
Outros	**1.592**	**1.794**	Controladora
	100.275	**96.537**	
Imobilizações líquidas	**4.548.631**	**4.593.119**	
Obrigações Especiais	**(56.689)**	**(56.689)**	Controladora/ Lages
	4.491.942	**4.536.430**	

b) Mutação no trimestre

	Em serviço	Em curso	Total
Saldo em 31.12.2004	**4.496.582**	**96.537**	**4.593.119**
Aquisições	842	5.269	6.111
Encargos Financeiros de dívidas, líquidos	-	-	-
Encargos Financeiros e ajustes de obrigações vinculadas a obras	-	-	-
Transferências	1.531	(1.531)	-
Depreciação	(50.462)	-	(50.462)
Baixas	(137)	-	(137)
	4.448.356	**100.275**	**4.548.631**
Obrigações Especiais	(56.689)	-	(56.689)
Saldo em 31.03.2005	**4.391.667**	**100.275**	**4.491.942**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 6 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	31.03.2005			31.12.2004		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	109.532	413.321	522.853	104.561	414.074	518.635
Instituições financeiras	54.691	472.623	527.314	48.857	491.788	540.645
	164.223	**885.944**	**1.050.167**	**153.418**	**905.862**	**1.059.280**
Moeda Nacional						
ELETROBRÁS	68.080	230.142	298.222	66.406	247.802	314.208
Instituições financeiras	59.891	373.784	433.675	57.888	385.745	443.633
	127.971	603.926	731.897	124.294	633.547	757.841
	292.194	1.489.870	1.782.064	277.712	1.539.409	1.817.121

b) Mutação no trimestre

	Consolidado	
	Circulante	Longo Prazo
Saldo em 30.09.2004	**292.594**	**1.691.947**
Liquidações	(145.062)	-
Transferências	94.640	(94.640)
Encargos gerados no trimestre	41.395	1.526
Remuneração de garantias depositadas	-	(10.160)
Variações monetárias geradas no trimestre	(5.855)	(49.264)
Saldo em 31.12.2004	**277.712**	**1.539.409**
Liquidações	(69.691)	-
Transferências	47.110	(47.110)
Encargos gerados no trimestre	38.367	1.312
Variações monetárias geradas no trimestre	(1.304)	(3.741)
Saldo em 31.03.2005	**292.194**	**1.489.870**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Mar/05
R$ Milhões
210
20%
Euro
58
6%
Libra
Esterlina
782
74%
Dólar
Norte
Americ.


Dívida Externa em Dez/04
R$ Milhões
215
20%
Euro
59
6%
Libra
Esterlina
785
74%
Dólar
Norte
Americ.

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Mar/05
R$ Milhões
50
7%
Não
Indexado
298
41%
UVRRGR
384
52%
URTJLP


Dívida Nacional em Dez/04
R$ Milhões
52
7%
Não
indexado
314
41%
UVRRGR
392
52%
URTJLP

IVRRGR - Índice de Variação Recursos da RGR
URTJLP - Unidade de Referência da Taxa de Juros de Longo Prazo

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.800
1.500
1.200
900
600
300
0
240
289
364
370
157
157
146
145
140
139
443
439
1.490
1.539
2006
2007
2008
2009
2010
De 2011 até 2024
Total
Mar/05
Dez/04

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a., no 4° trimestre de 2004)
Taxas flutuantes: 12,00% a 19,71%a.a. (18,18% a.a., no 4° trimestre de 2004)

Mercado externo

Taxas fixas: 6,00% a 10,43% a.a. (6,00% a 8,49% a.a., no 4° trimestre de 2004)
Taxas flutuantes: 2,77% a 9,30% a.a. (2,77% a 9,29% a.a., no 4° trimestre de 2004)

NOTA 7 - DEBÊNTURES

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, cujos saldo atualizado até 31.03.2005 é de R$ 101.351, sendo R$ 12.482 no passivo circulante e R$ 88.869 no exigível a longo prazo (até 31.12.2004, R$ 98.107, R$ 10.008 no passivo circulante e R$ 88.099 no exigível a longo prazo).

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003 com vencimento final em 01.04.2013, e ocorre semestralmente com base em programação de amortização crescente que

varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

O total devido a longo prazo tem seus vencimentos assim programados:

	31.03.2005	31.12.2004
2006	8.514	8.440
2007	9.365	9.284
2008	10.302	10.212
2009	11.332	11.234
2010	12.465	12.357
De 2011 até 2013	36.891	36.572
	88.869	**88.099**

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001. O saldo atualizado em 31.03.2005, nas demonstrações financeiras consolidadas, é de R$ 81.909, sendo R$ 16.389 no passivo circulante e R$ 65.520 no exigível a longo prazo (até 31.12.2004, R$ 78.872, R$ 13.352 no passivo circulante e R$ 65.520 no exigível a longo prazo).

Os juros sobre as debêntures são pagos anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 e os da 2º série a partir de 1° de junho de 2002 e são calculados conforme abaixo:

1ª série: de 01.12.2001 a 01.12.2003 – IGP-M + 11,2% a.a. (já pagos)
de 02.12.2003 a 01.12.2013 – IGP-M + 9,4% a.a.
2ª série: de 01.06.2002 a 01.06.2004 – IGP-M + 11,2% a.a. (já pagos)
de 02.06.2004 a 01.06.2013 – IGP-M + 9,4% a.a.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004, com vencimento final em 1° de dezembro de 2013 e a da 2ª série, a partir de 1° de junho de 2004, com vencimento final em 1° de junho de 2013.

O total devido a longo prazo tem seus vencimentos assim programados:

	31.03.2005	31.12.2004
2006	8.190	8.190
2007	8.190	8.190
2008	8.190	8.190
2009	8.190	8.190
2010	8.190	8.190
De 2011 até 2013	24.570	24.570
	65.520	**65.520**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 8 - CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da UHE Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

O saldo desta obrigação, atualizado até 31.03.2005, é de R$ 167.715, sendo R$ 1.619 no passivo circulante e R$ 166.096 no exigível a longo prazo (até 31.12.2004, R$ 161.889, sendo R$ 1.472 no passivo circulante e R$ 160.417 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

	31.03.2005	**31.12.2004**
2006	1.146	1.506
2007	1.528	1.506
2008	1.528	1.506
2009	1.528	1.506
2010	1.528	1.506
De 2011 até 2023	158.838	152.887
	166.096	**160.417**

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos administradores e acionistas
Tractebel Energia S.A.

1 Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da Tractebel Energia S.A. (individuais e consolidadas), compreendendo o balanço patrimonial em 31 de março de 2005, a demonstração do resultado para o trimestre findo naquela data, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é emitir relatório, sem expressar opinião sobre essas Informações Trimestrais.

2 Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil – IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais e b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e operações da companhia.

3 Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis previstas na legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela CVM – Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais.

4 As Informações Trimestrais, compreendendo o balanço patrimonial findo em 31 de dezembro de 2004 e a demonstração do resultado do trimestre findo em 31 de março de 2004 foram examinadas e revisadas por nós, que emitimos parecer sem ressalva em 2 de março de 2005 e relatório de revisão especial sem ressalva e ênfase relativa a alguns ativos operacionais do seu parque gerador, que avaliados isoladamente, pelo fluxo de caixa futuro descontado a valor presente não seriam recuperados, mas em conjunto com os demais ativos produziriam fluxo de caixa futuro positivo, em 11 de maio de 2004, respectivamente.

Florianópolis, 11 de abril de 2005.

Paulo Ricardo Pinto Alaniz
Sócio - contador
CRC RS – 42.460/S - SC
Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S" SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
017329	TRACTEBEL ENERGIA S.A.	02474103000119

4 - DENOMINAÇÃO COMERCIAL
TRACTEBEL ENERGIA
5 - DENOMINAÇÃO SOCIAL ANTERIOR
CENTRAIS GERADORAS DO SUL DO BRASIL.S.A.
6 - NIRE
42300024384
7 - SITE
www.tractebelenergia.com.br

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
048	221-7015	-	-	

15 - E-MAIL
mantuano@tractebelenergia.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

ATENDIMENTO NA EMPRESA

1 - NOME
PAULO MAURÍCIO MANTUANO DE LIMA
2 - CARGO
GERENTE DE DEPARTAMENTO

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

5 - CEP	6 - MUNICÍPIO	7 - UF
88015-110	FLORIANÓPOLIS	SC

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
48	221-7016	-	-	
13 - DDD	**14 - FAX**	**15 - FAX**	**16 - FAX**	
48	221-7015	-	-	

17 - E-MAIL
mantuano@tractebelenergia.com.br

AGENTE EMISSOR / INSTITUIÇÃO FINANCEIRA DEPOSITÁRIA

18 - NOME
BANCO ITAÚ S.A.
19 - CONTATO
JOÃO PAULO EUVALDO

20 - ENDEREÇO COMPLETO	21 - BAIRRO OU DISTRITO
AV. ENG. ARMANDO DE ARRUDA PEREIRA, 707 - 9º ANDAR	CONCEIÇÃO

22 - CEP	23 - MUNICÍPIO	24 - UF
04344-902	SÃO PAULO	SP

25 - DDD	26 - TELEFONE	27 - TELEFONE	28 - TELEFONE	29 - TELEX
11	5029-1812	-	-	
30 - DDD	**31 - FAX**	**32 - FAX**	**33 - FAX**	
	-	-	-	

34 - E-MAIL
joao.euvaldo@itau.com.br

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

35 - ITEM	36 - MUNICÍPIO	37- UF	38 - DDD	39 - TELEFONE	40 - TELEFONE
01	Rio de Janeiro	RJ	21	2508-8086	2202-2593
02	São Paulo	SP	11	3247-3139	3247-3138
03	Belo Horizonte	MG	31	3249-3524	3249-3534
04	Porto Alegre	RS	51	3210-9150	3210-9151

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC VERSTRAETE				
2 - ENDEREÇO COMPLETO			3 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366			CENTRO	
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				
17 - DIRETOR BRASILEIRO	18 - CPF	18 - PASSAPORTE		
NÃO	009.031.889-70	EB 796635/2345		

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL
01/01/2004	31/12/2004

3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO
01/01/2005	31/12/2005
5 - NOME/RAZÃO SOCIAL DO AUDITOR	6 - CÓDIGO CVM
TREVISAN AUDITORES INDEPENDENTES	00210-0
7 - NOME DO RESPONSÁVEL TÉCNICO	8 - CPF DO RESP. TÉCNICO
PAULO RICARDO PINTO ALANIZ	369.375.330-04

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

	BVBAAL		BVMESB		BVPR		BVRJ		BVST
	BVES		BVPP		BVRG	X	BOVESPA		

2 - MERCADO DE NEGOCIAÇÃO
Bolsa

3 - TIPO DE SITUAÇÃO
Operacional

4 - CÓDIGO DE ATIVIDADE
112 - Energia elétrica

5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO

Privada Nacional

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Certificado de Recebíveis Imobiliários (CRI)
	Debêntures Conversíveis em Ações		Notas Promissórias (NP)
	Ações Resgatáveis		BDR
	Partes Beneficiárias		Outros
	Debêntures Simples		DESCRIÇÃO
	Bônus de Subscrição		
	Certificado de Investimento Coletivo (CIC)		

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
08/03/2005	
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS
23/03/2005	22/03/2005

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC
03	VALOR ECONÔMICO	SP

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
29/04/2005	



01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - ELEITO P/ CONTROLADOR	8 - CARGO /FUNÇÃO	7 - FUNÇÃO
01	MAURÍCIO STOLLE BÄHR	748.528.847-49	12/04/2004	3 ANOS	2	SIM	20	Presidente do Conselho de Administração
02	JAN FRANCISCUS MARÍA FLACHET	999.999.999-99	12/04/2004	3 ANOS	2	SIM	21	Vice Presidente Cons. de Administração
03	MANOEL ARLINDO ZARONI TORRES	115.116.056-34	12/04/2004	3 ANOS	3	SIM	33	Conselheiro(Efetivo) e Dir. Presidente
04	VICTOR-FRANK DE PAULA ROSA PARANHOS	098.414.907-49	12/04/2004	3 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
05	DIRK BEEUWSAERT	999.999.999-99	12/04/2004	3 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
06	NICOLAS ALAIN MARIE TISSOT	999.999.999-99	12/04/2004	3 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
07	LUIZ ANTÔNIO BARBOSA	343.757.249-00	12/04/2004	3 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
08	MARC JACQUES ZELIE VERSTRAETE	009.031.889-70	30/04/2004	3 ANOS	1		12	Diretor de Relações com Investidores
09	JOSÉ CARLOS CAUDURO MINUZZO	199.412.420-20	30/04/2004	3 ANOS	1		19	Diretor de Produção de Energia
10	LUCIANO FLÁVIO ANDRIANI	375.647.309-00	30/04/2004	3 ANOS	1		19	Diretor Administrativo
11	MIROEL MAKIOLKE WOLOWSKI	257.380.469-00	30/04/2004	3 ANOS	1		19	Dir. Comerc. e Neg. e Dir Impl. Projetos
12	MARCO ANTONIO AMARAL SURECK	200.638.909-25	30/04/2004	3 ANOS	1		19	Diretor de Planejamento e Controle

* CÓDIGO: 1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.02 - COMPOSIÇÃO ATUAL DO CONSELHO FISCAL

1 - CONSELHO FISCAL INSTALADO	2 - PERMANENTE
SIM	NÃO

3 - ITEM	4 - NOME DO CONSELHEIRO	5 - CPF	6 - DATA DA ELEIÇÃO	7 - PRAZO DO MANDATO	8 - CARGO /FUNÇÃO	9 - FUNÇÃO
01	NEWTON DE LIMA AZEVEDO JÚNIOR	610.185.388-87	07/04/2005	01 ANO	40	PRES. C.F.ELEITO P/CONTROLADOR
02	CARLA CARVALHO DE CARVALHO	863.499.377-91	07/04/2005	01 ANO	43	C.F.(EFETIVO)ELEITO P/CONTROLADOR
03	MANOEL EDUARDO LIMA LOPES	046.227.237-00	07/04/2005	01 ANO	45	C.F.(EFETIVO)ELEITO P/MINOR.ORDINARISTAS
04	AILTON PINTO SIQUEIRA	006.936.346-34	07/04/2005	01 ANO	48	C.F.(SUPLENT)ELEITO P/MINOR.ORDINARISTAS
05	MANOEL EDUARDO BOUZAN DE ALMEIDA	269.006.377-87	07/04/2005	01 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR
06	FLÁVIO MARQUES LISBOA CAMPOS	118.388.096-00	07/04/2005	01 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

Nascido em 17.09.1957. Engenheiro Mecânico - Universidade Gama Filho - RJ. Analista de Sistemas - Pontifícia Universidade Católica - PUC - RJ. Master of Business Administration - MBA - CoppeAd - Universidade Federal do Rio de Janeiro - UFRJ - Corporate Finance - Berkeley University - USA.

Diretor Financeiro da Serra da Mesa Energia S.A., no ano de 1997. Diretor Financeiro da Nacional Energética S.A. de 1994 a 1997. Membro do Conselho de Administração da Iven S.A. de 1996 a 1997. Atualmente é Diretor Presidente da Tractebel Brasil Ltda, da Tractebel EGI South América Ltda e Representante Geral da SUEZ no Brasil.

JAN FRANCISCUS MARÍA FLACHET
Vice-Presidente do Conselho de Administração

Nascido em 06.03.1956. Engenheiro Eletromecânico, formado pela Universidade Católica de Louvain, em 1979. É master em administração pelo Instituto de Administração e Gestão da UCL e participou do CEDEP, General Management Program associado ao INSEAD, em Fontainebleau.

Desenvolveu diversas atividades nas áreas de operação e desenvolvimento dentro do Grupo Tractebel, iniciando sua carreira em 1979 na Unerg como Chefe do Departamento de Operações, em Brabant. De 1990 à 1996, trabalhou na Electrabel como Gerente Geral de distribuição de energia elétrica para os municípios flamengos dos arredores de Bruxelas. Em 1996 assumiu o cargo de Gerente Geral da Litoral Gas, na Argentina e em 1999 passou a exercer o cargo de Vice Presidente Senior de Operações de Distribuição e Comércio na Tractebel EGI. Em 2001 assumiu o cargo de Vice Presidente Executivo para Desenvolvimento de Negócios na América do Sul. Atualmente exerce o cargo de Gerente Regional para a América do Sul.

MANOEL ARLINDO ZARONI TORRES
Membro do Conselho de Administração e Diretor Presidente

Nascido em 18.12.1949. Engenheiro Eletricista - Escola Federal de Engenharia de Itajubá. Programa de Gerenciamento – CEDEP – Fonntainebleau/França.

Trabalhou em FURNAS como Chefe de Divisão de Transmissão de Ivaiporã, como responsável pelo Departamento de Produção do Paraná e posteriormente como Superintendente de Produção Sul. A partir de 1992 atuou como Superintendente de Operação no Sistema de FURNAS, com responsabilidade pelas atividades relacionadas a comercialização de energia.
Atuou como representante de FURNAS no GCOI - Grupo Coordenador para Operação Interligada, na Comissão Mista de Operação da Usina de Itaipu e no COESE - Comitê de Operação das Empresas do Sistema ELETROBRÁS , como coordenador do Subcomitê de Operação.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Participou da elaboração da Lei 8631/93 e Decreto 774/93 da negociação dos contratos de suprimento de energia de FURNAS.
Teve participação na elaboração da Portaria DNAEE nº 337/94 que regulamentou o Decreto 1009/93 que criou o SINTREL - Sistema Nacional de Transmissão de Energia Elétrica.
Integrou a Comissão Organizadora da Usina de Serra da Mesa, como representante da Diretoria de Produção de FURNAS. Atuou junto à Secretaria de Energia, do MME no projeto RE-SEB. Foi Diretor de Produção de Energia da GERASUL. É membro do Conselho de Administração do Operador Nacional do Sistema Elétrico – ONS e do Mercado Atacadista de Energia – MAE. Atualmente exerce também a função de Diretor Presidente da Companhia Energética Meridional – CEM.

VICTOR FRANK DE PAULA ROSA PARANHOS
Membro do Conselho de Administração

Nascido em 17.10.1946. Engenheiro Mecânico - Universidade Católica de Petrópolis. Economista - Instituto Metodista Bennett. Atuário - Sociedade Universitária Augusto Motta - SUAM.

Engenheiro residente na Sociedade Técnica de Engenharia e Representação - STER. Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética S.A. (responsável pela construção da Usina Hidrelétrica Serra da Mesa). Exerceu o cargo de Diretor Presidente da Companhia Energética Meridional - CEM, empresa responsável pela construção da Usina Hidrelétrica Cana Brava - 450 MW, até junho de 2002.

DIRK BEEUWSAERT
Membro do Conselho de Administração

Nascido em 14.01.1948. Engenheiro Mecânico e Eletricista – Universidade de Gent. Programa de Gerenciamento – CEDEP – Fonntainebleau/França.

Membro da Diretoria Executiva da Tractebel Sociètè Anonyme. Membro do Comitê Estratégico da Electrabel Sociètè Anonyme. Membro do Conselho de Administração e Presidente da Tractebel Inc. e Membro do Conselho de Administração da Tractebel North America. Diretor da Thai Cogeneration Co., Diretor da Nong Khae Cogeneration Co. e Diretor da Samutprakarn Cogeneration Co. Membro do Conselho da Vlerick Management School Leuven-Gent e Membro do Conselho de Consultores da University of Gent e Membro do Conselho da Faculty of Applied Sciences. Presidente da Tractebel Electricity & Gas International.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

NICOLAS ALAIN MARIE TISSOT
Membro do Conselho de Administração

Francês, nascido em 19.12.1966. Economista pela High Commercial School e MBA.

De 1995 a 1999 trabalhou como auditor e consultor sênior do Ministério da Economia, Finanças e Indústria da França. Começou a trabalhar no Grupo Suez em junho de 1999 e de junho de 2000 a agosto de 2003 gerenciou o departamento de controle dos negócios. Em setembro de 2003 passou a atuar como Diretor Financeiro da Tractebel Electricity & Gás International.

LUIZ ANTÔNIO BARBOSA
Membro do Conselho de Administração (representante dos empregados)

Nascido em 26.05.1956. Técnico de Manutenção de Usinas.

Diretor da Associação dos Empregados da ELETROSUL - ASES. Delegado na Associação dos Profissionais da ELETROSUL - APROSUL. Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina - SINTRESC, a partir de 1993.

MARC JACQUES ZELIE VERSTRAETE
Diretor Financeiro e de Relações com Investidores

Nascido em 22.04.1969. Economia e Ciências Econômicas Aplicadas – Catholic University of Louvain. Engenheiro Comercial – Catholic University of Louvain. Mestrado em Gestão de Negócios – International University of America.

Assistente Financeiro no ING Bank – Bélgica. Consultor Financeiro Sênior na Tractebel Societè Anonyme - Bélgica.

JOSÉ CARLOS CAUDURO MINUZZO
Diretor de Produção de Energia

Nascido em 29.10.1951. Engenheiro Mecânico, formado pela PUC-RS.

Começou sua carreira profissional na ELETROSUL em 1976. Desempenhou suas atividades na área de Geração Térmica no Complexo Termelétrico Jorge Lacerda. Realizou estágios nas fábricas de turbinas a vapor da Ansaldo e Skoda, em 1984 e na fábrica da Nei Parsons, em 1987. Participou do grupo de manutenção do Instituto Brasileiro de Petróleo – IBP, de 1981 a 1987 e do grupo de manutenção de térmicas do GCOI de 1986 a 1998, sendo o coordenador do grupo de 1994 a 1998.

Gerenciou a Divisão de Engenharia e Manutenção de Térmicas até 1997 e, posteriormente, o Departamento de Geração Térmica até junho de 1999.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

LUCIANO FLÁVIO ANDRIANI
Diretor Administrativo

Nascido em 12.01.1957. Administrador de Empresas – Universidade Federal de Santa Catarina – UFSC. Pós-graduação em Gestão do Desenvolvimento e Cooperação Internacional – Universidade Moderna de Lisboa.

Analista de Organização e Métodos na Eletrosul. Gerente do Departamento de Patrimônio, Documentação, Transporte e Serviços da Eletrosul. Gerente do Departamento de Recursos Humanos da Eletrosul. Gerente de Recursos Humanos e Informática da Gerasul.

MIROEL MAKIOLKE WOLOWSKI
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

Nascido em 31.10.1947. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC. Administrador de Empresas – Escola de Administração de Santa Catarina – ESAG. Pós-graduação em Administração Pública pela ESAG.

Engenheiro Projetista na Ericsson do Brasil. Gerente de Produção na Intelbrás. Engenheiro na Eletrosul, trabalhando na área de aquisições de usinas e grandes equipamentos, elaborando inclusive os editais da UTE Jacuí e UTE Corumbá. Na Gerasul trabalhou até dezembro de 2000, na área de Desenvolvimento de Negócios.

MARCO ANTONIO AMARAL SURECK
Diretor de Planejamento e Controle

Nascido em 11.06.1955, Engenheiro Eletricista - Universidade Federal do Paraná - UFPR, mestrado em Engenharia de Produção pela Universidade Federal de SC - UFSC, especialização em Planejamento da Expansão e da Operação de Sistemas Elétricos pela Universy of Waterloo - Canadá.

Trabalhou na ELETROSUL de 1982 a 1997 exercendo as funções de engenheiro de planejamento energético, gerente da divisão de planejamento energético e gerente do departamento de planejamento de geração, transmissão e telecomunicações. Na GERASUL trabalhou de 1998 a 2002 como gerente da área de planejamento da operação e comercialização de energia.

Participou em processos licitatórios (Usina Hidrelétrica Itá, Machadinho e interligação com a Argentina), reestruturação do setor elétrico, Grupo Coordenador do Planejamento da Expansão - GCPS e representante no Comitê Técnico do MAE no estabelecimento das regras de mercado.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

NEWTON DE LIMA AZEVEDO JÚNIOR
Membro do Conselho Fiscal - Titular

Nascido em 06.01.1949, formado em Engenheria Civil pela Escola Politécnica da Universidadc dc São Paulo, em 1972.

Trabalhou na Themag Engenharia de 1972 a 1991 exercendo a função de Diretor Geral do Projeto da UHE Itaipu de 1978 a 1991. De 1992 a 1999 foi Diretor Presidente da Estudos Técnicos e Projetos ETEP Ltda e Dirctor da ABCE – Associação Brasileira dos Consultores de Engenharia. De 1999 a 2002 foi Diretor Presidente da Lyonnaise dês Eaux do Brasil e 2001 a 2003 Diretor Presidente da Águas do Amazonas (Concessão privada de água e esgoto da cidade de Manaus). Atualmente é Diretor Presidente da Degrémont Brasil, Vice Presidente para Degrémont América do Sul e Vice Presidente da ABDIB responsável pela área de saneamento.

CARLA CARVALHO DE CARVALHO
Membro do Conselho Fiscal - Titular

Nascido em 18.12.1965, Bacharel em Direito - Universidade Federal Fluminense – UFF. Pós graduação em Direito Tributário pela Universidade Estácio de Sá, MBA Executivo pela COPPEAD-UFRJ, Pós graduação em Direito Civil pela Escola Superior de Advocacia, ligada à Ordem dos Advogados do Brasil, Seccional do Rio de Janeiro.

Trabalhou no Banco Nacional de abril 1991 a maio 1995 exercendo a função de Advogada Sênior. De Maio de 1995 a Abril 1996 trabalhou no Banco Boavista na função de Gerente Tributária. Em 1997 foi Consultora Jurídica da empresa Serra da Mesa Energia S.A., onde ficou até fevereiro de 1998. A partir de fevereiro de 1998 assumiu a função de Coordenadora Jurídica da Tractebel Brasil Ltda, onde está atualmente.

MANOEL EDUARDO LIMA LOPES
Membro do Conselho Fiscal - Titular

Nascido em 07.07.1943, Bacharel em Ciências Contábeis e Direito - Universidade do Estado do Rio de Janeiro.

Trabalhou no Banco do Estado do Rio de Janciro S.A.– BANERJ dc 1979 a 1981 exercendo a função de Auditor Geral e de 1981 a 1990, Superintendente de Controle. De 1990 a 1996 exerceu a função de Consultor do Banco Clássico S.A., onde foi nomeado Diretor para o período de 1996 a 1998. Em 1998 assumiu a Gerência de Controle da IRB – Brasil Resseguros S.A. onde ficou até o ano de 2001. Atualmente é Diretor do Banco Clássico S.A. e funcionário Aposentado do Banco do Estado do Rio de Janeiro S.A. – BANERJ.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

FLÁVIO MARQUES LISBÔA CAMPOS
Membro do Conselho Fiscal - Suplente

Nascido em 17.11.1950, Engenheiro Civil graduado em 1973 pela Escola de Engenharia da Universidade Federal de Minas Gerais – UFMG.

Diretor Geral e CEO da Leme Engenharia Ltda. desde de 2002, tendo exercido as seguintes atividades nesta empresa: 1994 a 2002 – Diretor Geral e Executivo; 1992 a 1994 - Diretor de Desenvolvimento de Negócios, atuando na coordenação de estratégias de comercialização, prospecção e viabilização de negócios, negociações de contratos com clientes e administração das despesas de desenvolvimento; 1988 a 1992 - Diretor Técnico, atuando nas áreas de Geração Elétrica e Barragens, Sistemas Elétricos e Projetos Industriais, com destaque para supervisão técnica e elaboração dos contratos de vários projetos; e de 1976 a 1988 – atuando na área técnica com Chefe do Setor de Engenharia Hidráulica e Gerente de diversos projetos de grande porte.

Trabalhou como Engenheiro Civil de 1972 a 1976 nas empresas Elektrowatt Ingenieros Consultores, Guatemala City, Guatemala, Elektrowatt Engineering Services, Zurick, Switzerland e Eletroprojetos S/A – Estudos de Engenharia.

Atualmente participa da Diretoria da ABDIB – Associação Brasileira da Infra-Estrutura e Indústrias de Base e, também, é membro dos seguintes conselhos: Conselho Diretor da Câmara de Arbitragem Empresarial – Brasil; Conselho de Política Econômica da FIEMG; Conselho Diretor da AMEC, Conselho Diretor da ABCE – Associação Brasileira de Consultores de Engenharia; e do Conselho Estadual de Recursos Hídricos de Minas Gerais.

MANOEL EDUARDO BOUZAN DE ALMEIDA
Membro do Conselho Fiscal – Suplente

Nascido em 03.04.1952, Bacharel em Ciências Contábeis em 1978 pela Faculdades Integradas Simonsen, no Rio de Janeiro.

Trabalhou no ramo da indústria de 1969 a junho de 1995 exercendo diversas funções administrativas, chegando ao cargo de gerente administrativo e contábil. No segundo semestre de 1995 foi convidado para exercer as funções de contador no projeto energético de Serra da Mesa, da empresa Serra da Mesa S.A., permanecendo até junho de 1998, onde transferiu-se para o Grupo Tractebel, para trabalhar na Holding como contador, onde permanece até a presente data. Integrou o Conselho Fiscal da Gerasul (hoje, Tractebel Energia) no primeiro mandato de 1998.

AILTON PINTO SIQUEIRA
Membro do Conselho Fiscal - Suplente

Nascido em 03.08.1939, trabalhou no Banco do Estado do Rio de Janeiro S.A. – BANERJ de 1971 a 1989 onde exerceu os seguintes cargos: Gerente de Agência 1971 a 1974, Inspetor de 1974 a 1980 e Auditor de 1980 a 1989, quando se aposentou. De 26.03.1998 até a presente data é Diretor do Banco Clássico S.A.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
RCA	05/07/2001	1.105	129	NÃO	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO

8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

AÇÕES EM CIRCULAÇÃO NO MERCADO

ORDINÁRIAS		PREFERENCIAIS		TOTAL	
9 - QUANTIDADE (Unidade)	10 - Percentual	11 - QUANTIDADE (Unidade)	12 - Percentual	13 - QUANTIDADE (Unidade)	14 - Percentual
90.948.259.805	19,60	50.682.052.550	26,86	141.630.312.355	21,70

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
01	TRACTEBEL EGI SOUTH AMERICA LTDA.	01.370.013-0001/15	BRASILEIRA	RJ
02	BANCO CLÁSSICO S.A.	31.597.552-0001/52	BRASILEIRA	RJ
97	AÇÕES EM TESOURARIA			
98	OUTROS			

1 - ITEM	6 - AÇÕES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR
01	373.103.306	80,40	138.007.115	73,14	511.110.421	78,30	31/03/2005		SIM
02	48.767.206	10,51	16.501.537	8,75	65.268.743	10,00	31/03/2005		NÃO
97	0	0,00	0	0,00	0	0,00			
98	42.181.563	9,09	34.181.466	18,11	76.363.029	11,70			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
RCA	05/07/2001	1.105	129	NÃO	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO

8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

AÇÕES EM CIRCULAÇÃO NO MERCADO

ORDINÁRIAS		PREFERENCIAIS		TOTAL	
9 - QUANTIDADE (Unidade)	10 - Percentual	11 - QUANTIDADE (Unidade)	12 - Percentual	13 - QUANTIDADE (Unidade)	14 - Percentual
90.948.259.805	19,60	50.682.052.550	26,86	141.630.312.355	21,70

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
99	TOTAL			

6 - AÇÕES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR
464.052.075	100,00	188.690.118	100,00	652.742.193	100,00			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
01	TRACTEBEL EGI SOUTH AMERICA LTDA.	31/03/2005

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
0101	SUEZ-TRACTEBEL S.A.		BELGA	
0102	TELFIN S.A.		BELGA	
0199	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
0101	668.322.228	99,99	0	0,00	668.322.228	99,99	31/03/2005
0102	1	0,01	0	0,00	1	0,01	31/03/2005
0199	668.322.229	100,00	0	0,00	668.322.229	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0101	SUEZ-TRACTEBEL S.A.	31/03/2005

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0102	TELFIN S.A.	31/03/2005

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
02	BANCO CLÁSSICO S.A.	31/03/2005

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
0201	JOSÉ JOÃO ABDALA FILHO	245.730.788-00	BRASILEIRA	
0202	JOSÉ PAIS RANGEL	239.775.667-68	BRASILEIRA	
0299	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
0201	745.685.582	99,99	0	0,00	745.685.582	99,99	
0202	1.019	0,01	0	0,00	1.019	0,01	
0299	745.686.601	100,00	0	0,00	745.686.601	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 05/07/2001

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Mil)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		464.052.075	1.738.761	1.738.761
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A	ESCRITURAL		75.070	281	281
04	PREFERENCIAIS CLASSE B	ESCRITURAL		188.615.048	706.724	706.724
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			652.742.193	2.445.766	2.445.766

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Mil)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	5.000.000	07/04/2005

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Mil)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

1 - ITEM	2 - PROVENTO	3 - APROVAÇÃO DA DISTRIBUIÇÃO EVENTO	4 - DATA DA APROVAÇÃO DISTRIBUIÇÃO	5 - TÉRMINO DO EXERCÍCIO SOCIAL	6 - LUCRO OU PREJUÍZO LÍQUIDO NO PERÍODO (Reais Mil)	7 - VALOR DO PROVENTO POR AÇÃO	8 - ESPÉCIE DAS AÇÕES	9 - CLASSE DAS AÇÕES	10 - MONTANTE DO PROVENTO (Reais Mil)	11 - DATA DE INÍCIO DE PAGAMENTO
01	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/07/2003	31/12/2003	517.154	0,0002206035	ORDINÁRIA		102.372	20/04/2004
02	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/07/2003	31/12/2003	517.154	0,0002580725	PREFERENCIAL	A	19	20/04/2004
03	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/07/2003	31/12/2003	517.154	0,0002206035	PREFERENCIAL	B	41.609	20/04/2004
04	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	13/11/2003	31/12/2003	517.154	0,0001378770	ORDINÁRIA		63.982	02/01/2004
05	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	13/11/2003	31/12/2003	517.154	0,0001628560	PREFERENCIAL	A	12	02/01/2004
06	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	13/11/2003	31/12/2003	517.154	0,0001378770	PREFERENCIAL	B	26.006	02/01/2004
07	DIVIDENDO	AGO	12/04/2004	31/12/2003	517.154	0,0003941750	ORDINÁRIA		182.918	20/04/2004
08	DIVIDENDO	AGO	12/04/2004	31/12/2003	517.154	0,0004160320	PREFERENCIAL	A	31	20/04/2004
09	DIVIDENDO	AGO	12/04/2004	31/12/2003	517.154	0,0003941750	PREFERENCIAL	B	74.348	20/04/2004
10	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	09/12/2004	31/12/2004	775.192	0,0003906510	ORDINÁRIA		181.282	20/04/2005
11	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	09/12/2004	31/12/2004	775.192	0,0004655890	PREFERENCIAL	A	35	20/04/2005
12	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	09/12/2004	31/12/2004	775.192	0,0003906510	PREFERENCIAL	B	73.683	20/04/2005
13	DIVIDENDO	AGO	07/04/2005	31/12/2004	775.192	0,0005132690	ORDINÁRIA		238.184	20/04/2005
14	DIVIDENDO	AGO	07/04/2005	31/12/2004	775.192	0,0005132690	PREFERENCIAL	A	38	20/04/2005
15	DIVIDENDO	AGO	07/04/2005	31/12/2004	775.192	0,0005132690	PREFERENCIAL	B	96.810	20/04/2005

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - CONVERSÍVEL	6 - CONVERTE EM	7 - DIREITO A VOTO	8 - TAG ALONG %	9 - PRIORIDADE NO REEMBOLSO DE CAPITAL	17 - OBSERVAÇÃO
01	ORDINÁRIA		71,09	NÃO		PLENO	0,00	NÃO	
02	PREFERENCIAL	A	0,01	NÃO		NÃO	0,00	SIM	
03	PREFERENCIAL	B	28,90	NÃO		NÃO	0,00	SIM	

1 - ITEM	10 - PRÊMIO	11 - TIPO DE DIVIDENDO	12 - % DIVIDENDO	13 - R$/AÇÃO	14 - CUMULATIVO	15 - PRIORITÁRIO	16 - CALCULADO SOBRE
01	NÃO	MÍNIMO	25,00	0.00000	NÃO	NÃO	LUCRO LÍQUIDO AJUSTADO
02	NÃO	MÍNIMO	8,00	0.00000	NÃO	SIM	CAPITAL SOCIAL
03	NÃO	MÍNIMO	6,00	0.00000	NÃO	SIM	CAPITAL SOCIAL

06.04 - MODIFICAÇÃO ESTATUTÁRIA

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
07/04/2005	25,00

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
NÃO	8.000	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2004

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2003

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2002

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	6.500	8.500	0
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	775.192	517.154	0
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	0	183.521

1.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
1732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

7.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
- TIPO DE EMPRESA					
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	FECHADA CONTROLADA	99,99	12,51
MPRESA COMERCIAL, INDUSTRIAL E OUTRAS					
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	FECHADA CONTROLADA	48,75	9,10
MPRESA COMERCIAL, INDUSTRIAL E OUTRAS					

09.01 - BREVE HISTÓRICO DA EMPRESA

Em 3 de maio de 1995, a Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL e as demais empresas da ELETROBRÁS foram incluídas no Programa Nacional de Desestatização – PND, por meio do Decreto n.º 1.481/95.

A ELETROSUL foi criada em 1968, como terceira subsidiária regional da Centrais Elétricas Brasileiras – ELETROBRÁS, e destinava-se ao abastecimento energético dos Estados do Paraná, Santa Catarina e Rio Grande do Sul (área ampliada, em 1980, com a inclusão de Mato Grosso do Sul).

A Medida Provisória nº 1.531-11, de 17.10.1997, determinou ao Poder Executivo promover a reestruturação da ELETROBRÁS e de suas subsidiárias, o que motivou a operação de cisão parcial da ELETROSUL, em 23.11.1997, com versão de parcela de seu patrimônio para a nova sociedade denominada Centrais Geradoras do Sul do Brasil S.A. – GERASUL, constituída na própria Assembléia Geral Extraordinária que aprovou a cisão. O parque gerador da ELETROSUL foi, então, integralmente absorvido pela GERASUL, ficando as duas companhias sob o controle acionário da ELETROBRÁS. O patrimônio vertido, à época da cisão, representava cerca de 71% do patrimônio líquido cindido.

Após a cisão, a ELETROSUL continuou responsável exclusivamente pelas atividades relacionadas à transmissão de energia elétrica e a GERASUL passou a atuar exclusivamente na geração e comercialização de energia elétrica, ficando as duas companhias sob o controle da ELETROBRÁS.

Em 29 de janeiro de 1998 a Assembléia Geral Extraordinária da ELETROBRÁS aprovou a sua cisão parcial com versão de parcela de seu patrimônio para a nova sociedade denominada Eletrobrás Geração S.A. – ELETROGER. A mencionada AGE funcionou como assembléia de constituição dessa nova companhia. O patrimônio da ELETROBRÁS vertido à ELETROGER correspondia ao seu investimento na GERASUL ocorrendo, assim, a troca de controle acionário.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente na data base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da ELETROGER para Centrais Geradoras do Sul do Brasil S.A. – GERASUL, utilizada até então pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na Bolsa de Valores do Rio de Janeiro, a Tractebel Sul Ltda., atualmente denominada Tractebel EGI South America Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que correspondia a 50,01% do capital votante, ao preço de R$ 945,7 milhões.

Em fevereiro de 2002, a GERASUL assumiu a marca da sua controladora e passou a ser denominada Tractebel Energia S.A.

No dia 31.10.2003 a Tractebel Sociètè Anonyme passou a denominar-se Suez-Tractebel Sociètè Anonyme.

A capacidade instalada da Tractebel Energia, incluindo a propriedade indireta nas UHEs Itá e Cana Brava e da Unidade de Cogeração Lages, é de 5.859 MW, dos quais 79,30% em UHEs e 20,70% em UTEs, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE

09.01 - BREVE HISTÓRICO DA EMPRESA

Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Cogeração Lages (SC).

Em setembro de 2004 completaram-se seis anos da realização do leilão por meio do qual o controle acionário da Tractebel Energia foi vendido para a Tractebel EGI South America. Nesse período, a Companhia realizou investimentos da ordem de R$ 2,5 bilhões, a preços atualizados, para a expansão e ampliação da confiabilidade de suas usinas hidrelétricas e termelétricas, consolidando sua atuação no setor brasileiro de geração de energia. Nesse mesmo período, a capacidade de fornecimento de energia elétrica da Companhia, que inclui contratos para compra de longo prazo, saltou de 3.719 MW para um total de 6.202 MW, o que representou um crescimento de 67%. Verificou-se, ainda, um aumento de 74% na Energia Assegurada da Companhia, que passou de 2.143 MW médios para 3.737 MW médios.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, entre os Municípios de Minaçu e Cavalcante, no Estado de Goiás. A UHE Cana Brava tem potência instalada de 450 MW e energia assegurada de 273,5 MW médios, possuindo três máquinas de 150 MW. O início de operação da usina ocorreu em maio de 2002, sendo que a primeira das três unidades geradoras foi disponibilizada par despacho do Operador Nacional do Sistema Elétrico – ONS em 22.05.2002 e a terceira, em 25.09.2002.

Detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a UHE Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul, entre os Municípios de Ita (SC) e Aratiba (RS), com capacidade instalada de 1450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

A Companhia possui, ainda, o controle das empresas:

a) Lages Bioenergética Ltda., sociedade constituída em 26.06.2002, com capital social em 31.12.2004, de R$ 30.530 mil, totalmente integralizado, representado por 30.529.984 quotas de capital, das quais a Companhia possui 30.529.983. A controlada recebeu autorização da Agência Nacional de Energia Elétrica – ANEEL. em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de cogeração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras do empreendimento iniciaram em janeiro de 2003 com previsão de conclusão para abril de 2004, contudo, o cronograma foi antecipado e sua conclusão ocorreu em 16.12.2003. A Agência Nacional de Energia Elétrica – ANEEL, através do Despacho nº 990, de 19.12.2003, liberou o inicio da operação comercial da central geradora a partir do dia 23.12.2003, e disponibilização ao Operador Nacional do Sistema Elétrico – ONS da energia produzida. A usina conjuga a

09.01 - BREVE HISTÓRICO DA EMPRESA

produção de 28 MW de energia elétrica e 25 t/h de vapor com a redução dos problemas ambientais causados pelo descarte de resíduos de madeira não aproveitados pela indústria madeireira da região onde está situada. Por evitar a decomposição de resíduos no meio ambiente e substituir outra fonte de geração de eletricidade, o projeto é elegível para a comercialização de créditos de carbono, dentro do Mecanismo de Desenvolvimento Limpo do Protocolo de Kyoto;

b) Delta Participações S.A., constituída em 31.10.2001, com capital social em 31.12.2004, de R$ 10 mil, representado por 10.000 ações ordinárias, das quais 9.999 ações pertencem à Companhia. A controlada não exerceu atividades até o presente momento;

c) Tractebel Energia Comercializadora Ltda., sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada, em 10.06.2002. O seu capital social era de R$ 1.000 mil, em 31.12.2004, e de R$ 2.200 mil, em 31.03.2005, totalmente integralizado, representado por 2.200.000 quotas de capital, das quais a Companhia possui 2.199.999. A Tractebel Energia Comercializadora tem como objeto social a comercialização de energia elétrica gerada no mercado de livre negociação, incluindo a compra, a venda, a importação e a exportação de energia elétrica, bem como a intermediação de qualquer dessas operações. A partir de setembro de 2004, a Tractebel Energia Comercializadora passou a exercer suas atividades com maior intensidade, encerrando o ano com 632 MW vendidos. Em 31 de março de 2005, a Tractebel Energia Comercializadora possuía contratos de venda de energia elétrica com 10 clientes, representando aproximadamente 137 MW por mês.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A indústria de energia elétrica no Brasil está dividida em quatro segmentos: geração, transmissão, distribuição e comercialização. A reformulação do setor elétrico brasileiro teve início nos anos 90, quando os segmentos de transmissão e distribuição permaneceram monopólios regulados e os segmentos de geração e comercialização foram expostos à livre competição. Nesse contexto, a maior parte das empresas de distribuição foi privatizada, as grandes empresas de transmissão continuaram de propriedade estatal e apenas poucas empresas de geração foram transferidas à iniciativa privada.

Desde então, esforços têm sido empreendidos na estruturação do arcabouço regulatório e na formulação das regras do Mercado Atacadista de Energia Elétrica (MAE). Durante esse período havia muita expectativa com o efetivo início do mercado livre, que deveria ocorrer a partir de 2003, com a liberação dos Contratos Iniciais, sendo que as privatizações contemplavam esta expectativa. Registre-se que até o ano 2001, exceto pelos Contratos Iniciais, as transações de energia praticamente ficaram restritas aos grupos empresariais integrados, ocorrendo poucas transações fora dessa modalidade. Assim, o ano de 2002 caracterizou-se por ser especialmente relevante tendo em vista que decisões de contratação deveriam ser tomadas para 2003 em diante.

Além da expectativa da substituição dos Contratos Iniciais, o País enfrentou um profundo racionamento que se iniciou em junho de 2001, terminando em fevereiro de 2002. À época não se imaginava que os reflexos do racionamento se estenderiam por muitos anos à frente. Somente após o racionamento percebeu-se, com clareza, que o consumo não recuperaria os níveis anteriormente previstos. Além da alteração dos padrões de consumo, o fraco desempenho da economia não permitia a recuperação do mesmo.

Somado a isso, a implantação de algumas usinas do Programa Prioritário de Termeletricidade (PPT), criado em 2000, a antecipação de projetos hidrelétricos e a contratação da energia das usinas termelétricas emergenciais, viabilizada pela Comercializadora Brasileira de Energia Emergencial (CBEE), em 2001, aumentaram a oferta total disponível no sistema brasileiro. Como resultado, ao final de 2002 havia um excedente de oferta no sistema elétrico brasileiro da ordem de 6.000 MW-médios, somente percebido de forma generalizada em meados de 2003.

O atual Governo, empossado em outubro de 2002, promoveu uma reformulação do modelo do setor elétrico. Sendo assim, o ano 2003 foi marcado pelas discussões técnicas em torno da reformulação do modelo entre o Ministério de Minas e Energia (MME) e os agentes do setor elétrico. No entanto, o efetivo início de funcionamento do novo modelo deu-se somente em 2004. Ao final de 2003, o MME havia editado a Medida Provisória 144 que definia os princípios básicos da comercialização no novo modelo. Em 15 de março de 2004 foi sancionada a Lei 10.848, resultado do processo de apreciação da Medida Provisória 144 pelo Congresso Nacional, e em 30 de julho de 2004 foi editado o Decreto 5.163.

Esses importantes instrumentos regulatórios definem e regulamentam o atual marco regulatório do setor elétrico brasileiro. A reformulação contempla mudanças significativas em relação ao modelo anterior, dentre as quais destacam-se: (i) a licitação de venda de energia segmentada em geração nova e existente, (ii) a introdução de um mecanismo de contratação multilateral, em que cada gerador contrata energia com todos os distribuidores, (iii) o fim do auto-suprimento direto entre empregas coligadas, e (iv) a obrigação de contratação de 100% do mercado consumidor.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

O pilar básico do novo modelo é a compra de energia pelas distribuidoras por meio de leilão. E o primeiro leilão para energia existente foi realizado, pela CCEE, em dezembro de 2004. Foram negociados cerca de R$ 74,7 bilhões em contratos reajustados por IPCA, com 8 anos de suprimento e início nos anos 2005, 2006 e 2007. Em função da grande sobra de energia no mercado, os preços dos contratos ficaram abaixo das expectativas de mercado, o que levou a Tractebel Energia a preferir negociar sua energia nos leilões para energia nova do ano 2005 e para consumidores livres.

O novo quadro institucional centraliza no Governo a definição de políticas, o planejamento, a governança dos agentes de operação e de mercado, o monitoramento do setor e, em parte, a regulação do mercado. A agência reguladora mantém suas funções de implementar as diretrizes governamentais e de fiscalizar os agentes. Os agentes continuam participando das entidades responsáveis pela comercialização e operação do sistema, sem, contudo exercer o mesmo controle previsto no modelo anterior.

No ano 2004 foram criados e regulamentados:

- o Comitê de Monitoramento do Setor Elétrico (CMSE), responsável por acompanhar e avaliar permanentemente a continuidade e a segurança do suprimento eletroenergético em todo o território nacional;

- a Câmara de Comercialização de Energia Elétrica (CCEE), sucedânea do MAE e responsável pela viabilização da comercialização de energia elétrica no Sistema Interligado Nacional, e

- a Empresa de Pesquisa Energética (EPE), que tem por finalidade prestar serviços na área de estudos e pesquisas destinadas a subsidiar o planejamento do setor energético.

Neste contexto, a Tractebel Energia concentra suas atividades na produção e comercialização de energia elétrica para distribuidoras de energia elétrica e consumidores livres. Outros produtos e serviços são desenvolvidos e oferecidos ao mercado em menor escala, aproveitando a integração e as sinergias existentes na Tractebel Energia, destacando-se o desenvolvimento de projetos de co-geração e operação de plantas para geração de energia elétrica, além da venda de vapor industrial.

Embora a conjuntura seja adversa para os geradores, com sobra conjuntural de energia e grande quantidade de energia descontratada no mercado, a Tractebel Energia apresenta um nível de contratação que se destaca em relação aos demais agentes geradores do mercado. Uma das iniciativas que tem sido fundamental para atingir esse nível confortável de contratação é a estratégia de venda agressiva que a empresa tem utilizado junto a consumidores livres.

Deve ser registrado que a Tractebel Energia contabilizou ao final de 2004 um aumento significativo das vendas de energia elétrica junto a esses consumidores, apresentando uma carteira com mais de 80 clientes livres. O desafio de aumentar a carteira de consumidores finais permanece como meta para os próximos anos. Para isso, a empresa conta com uma política de fidelização que reflete o comprometimento com seus clientes livres, possibilitando a adequação da compra de energia ao processo produtivo e contratos sob medida.

Espera-se que o desenvolvimento do setor neste e nos próximos anos seja marcado pela consolidação das novas regras. As empresas, por seu turno, viverão um processo de adaptação, definindo suas estratégias de comercialização e investimentos, em conformidade com os seus

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

objetivos, porém submetidas às incertezas do mercado, inerentes à implantação de um novo marco regulatório.

A Companhia é concessionária e autorizada a prestar serviços de geração e comercialização de energia elétrica, sendo a maior geradora de energia independente do setor privado brasileiro.

Seu Parque Gerador, incluindo a propriedade indireta das UHE Ita, UHE Cana Brava e UTE Lages, é composto por 6 usinas hidrelétricas e 5 termelétricas instaladas nos Estados do Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul e Goiás, apresentando, em 31 de março de 2005, capacidade de fornecimento de energia elétrica de 6.202 MW (inclui 305 MW importados da Argentina e 37 MW comprados da controlada ITASA), dos quais 79,3% correspondem à geração hidráulica e 20,7%, à geração térmica.

A produção total de energia elétrica da Companhia em 2004, nas usinas acima mencionadas, foi de 30.720,78 GWh, superando em 13% o volume produzido no ano anterior. Nas usinas hidrelétricas, a produção total de energia foi 11% maior que a produção verificada em 2003. Nas usinas termelétricas, que operaram principalmente para abastecimento da região leste de Santa Catarina, atendimento ao consumo de carvão determinado pela ANEEL e exportação de energia para Argentina, a produção de energia em 2004 foi 23% superior àquela verificada em 2003.

Já no período encerrado em 31 de março de 2005, a produção total de energia elétrica da Companhia foi de 6.611,06 GWh, cerca de 8% inferior ao volume produzido no mesmo período do ano anterior, devido, principalmente, aos baixos níveis de água nos reservatórios das usinas hidrelétricas da região sul do País. Nas usinas hidrelétricas, a produção total de energia ao final do período de 31 de março de 2005 de 5.131,82 GWh, ou seja, 15% menor que a produção verificada no mesmo período de 2003. Nas usinas termelétricas, que operaram principalmente para abastecimento da região leste do Estado de Santa Catarina, no atendimento ao consumo de carvão determinado pela ANEEL e para exportação de energia elétrica para a Argentina, a produção de energia no período encerrado em 31 de março de 2005 foi 23% superior àquela verificada no mesmo período em 2003.

A Companhia atua predominantemente nas regiões Sul, Sudeste e Centro-Oeste do Brasil. Em 2004, o consumo total desse mercado foi de cerca de 36.718 MW médios, correspondendo a mais de 80% do consumo total do País no mesmo período. A produção da Companhia, em 2004, representou cerca de 8% de toda energia requerida pelo Sistema Interligado Nacional em 2004 e 46% do consumo dos Estados da região Sul.

Adicionalmente seguem outros pontos de destaque:

- Definição dos preços para a energia: inicialmente, os preços dos contratos de venda de energia entre agentes geradores e distribuidores eram controlados pelo agente regulador. Esses contratos, denominados contratos iniciais, foram firmados em 1998 e se estendem até o final do ano 2005, e possuem tarifas calculadas pela ANEEL. No modelo atual, há dois ambientes de contratação: o Ambiente de Contratação Regulada (ACR), que contempla a compra por distribuidoras em leilões públicos para atender aos seus consumidores cativos e o Ambiente de Contratação Livre (ACL), que compreende a compra de energia elétrica por consumidores livres e comercializadoras. Os agentes geradores podem firmar contratos em ambos ambientes. Os preços dos contratos firmados no ACL serão definidos bilateralmente entre as partes, enquanto os preços no ACR serão resultado dos leilões. Cabe ressaltar que,

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

para comercializar energia no ACL, os agentes geradores estatais devem promover processo competitivo que garanta publicidade, transparência e igualdade de acesso aos interessados.

- Limites de participação no mercado: em 2000, a ANEEL estabeleceu novos limites à concentração de determinados serviços e atividades dentro do setor elétrico. De acordo com tais limites, com exceção das empresas participantes do Programa Nacional de Desestatização (que apenas devem observar tais limites uma vez que sua reestruturação societária final estiver concluída), nenhuma companhia do setor elétrico poderá (1) deter mais de 20% da capacidade instalada do Brasil, 25% da capacidade instalada nas regiões Sul/Sudeste/Centro-Oeste ou 35% da capacidade instalada das regiões Norte/Nordeste, exceto se tal percentagem corresponder à capacidade instalada de uma única usina geradora; (2) deter mais de 20% do mercado brasileiro de distribuição, 25% do mercado de distribuição das regiões Sul/Sudeste/Centro-Oeste ou 35% do mercado de distribuição das regiões Norte/Nordeste, exceto na hipótese de um aumento na distribuição de energia superior às taxas de crescimento nacional ou regional; ou (3) deter mais de 20% do mercado brasileiro de comercialização para consumidores finais, 20% do mercado brasileiro de comercialização para usuários não-finais ou 25% da soma das percentagens acima.

- Nível de Concorrência: O setor elétrico brasileiro é caracterizado pela atuação das companhias estatais, principalmente no que se refere à geração de energia elétrica, segmento de atuação da Companhia. Em 31 de março de 2005, a Capacidade Instalada do País era de 77.321 MW, dos quais 34% correspondem à participação da Eletrobrás e 20%, à participação da iniciativa privada (na qual a Companhia está inserida). Além da Eletrobrás, os principais concorrentes da Companhia são: COPEL, CESP, CEMIG, AES Tiete e Duke Paranapanema. O Sistema Interligado Nacional conta, ainda, com a energia proveniente da usina de Itaipu, que representa 8% da Capacidade Instalada do País.

  O gráfico abaixo apresenta as participações, em 31 de março de 2005, das principais Geradoras do setor elétrico brasileiro na Capacidade Instalada do País:


Geração de Energia
Outros 21%
Eletrobrás 33%
Duke 3%
AES Tietê 3%
Copel 6%
Tractebel 8%
Cemig 8%
Cesp 10%
Itaipu 8%

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

- Subsídios setoriais: os principais subsídios existentes no setor elétrico são a CCC (Conta de Consumo de Combustíveis) e a CDE (Conta de Desenvolvimento Energético). A CCC é uma conta que objetiva arrecadar recursos para o pagamento do combustível para geração de energia elétrica de algumas usinas térmicas e tem como contribuintes todos os consumidores finais, via tarifa de uso do sistema. Já a CDE foi criada para subsidiar o desenvolvimento energético dos Estados e a competitividade da energia produzida a partir de fontes eólica, pequenas centrais hidrelétricas, biomassa, gás natural e carvão mineral nacional, nas áreas atendidas pelos sistemas interligados e promover a universalização do serviço de energia elétrica em todo o território nacional. Os recursos da CDE são provenientes de: (i) pagamentos realizados a título de UBP, (iii) de multas aplicadas pela ANEEL e (iii) de quotas pagas pelos todos os consumidores finais, via tarifa de uso do sistema.

- Pesquisa e desenvolvimento: a Lei 9.991/2000, em seu art. 2º, dispõe que os produtores independentes de energia elétrica são obrigados a aplicar, anualmente, no mínimo 1% de sua receita operacional líquida em pesquisa e desenvolvimento do setor elétrico. Tal investimento em novas soluções tecnológicas visa otimizar o resultado operacional da companhia e também propiciar recursos financeiros para universidades e laboratórios de pesquisa, de forma a subsidiar o desenvolvimento dos profissionais ligados a estas entidades. Entre os anos de 1999 e 2004, a Companhia investiu mais de R$ 12 milhões em 76 projetos de pesquisa e desenvolvimento. Outros R$ 3 milhões foram destinados a projetos de pesquisa ambiental nas usinas hidrelétricas. Em 2004, a ANEEL aprovou 15 projetos do programa de Pesquisa & Desenvolvimento da Companhia, no valor total de R$ 1,82 milhão, dos quais aproximadamente 70% se destinaram à área de meio ambiente. Outros R$ 1,82 milhão foram depositados no Fundo Nacional de Desenvolvimento Científico e Tecnológico, administrado pelo Ministério da Ciência e Tecnologia, totalizando o montante de R$ 3,64 milhões em investimentos na área de pesquisa durante o ano de 2004.

- Concessão de usinas hidrelétricas: no modelo anterior, as usinas hidrelétricas eram licitadas sob o regime de concessão onerosa, e o vencedor da concessão era o agente que oferecia o maior pagamento pelo Uso do Bem Público (UBP). No modelo atual, haverá um valor único de UBP para todas as usinas e o vencedor da concessão será o agente que oferecer o menor preço pela energia elétrica.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1- ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	ENERGIA ELÉTRICA	94,80

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1 - ITEM	2 - MATÉRIA PRIMA	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO
7 - NOME DO FORNECEDOR		8 - TIPO DE FORNECEDOR			9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
01	CARVÃO MINERAL	NÃO	0	SIM	SIM
CONS.CATARINENSE DO CARVÃO ENERGÉTICO		NÃO LIGADO			28,37
02	ENERGIA ELÉTRICA	NÃO	0	SIM	SIM
COMPANHIA ENERGÉTICA MERIDIONAL - CEM		EMPRESA CONTROLADA			23,17
03	ENERGIA ELÉTRICA	NÃO	0	SIM	SIM
ITÁ ENERGÉTICA S.A. - ITASA		EMPRESA CONTROLADA			17,39
04	ENERGIA ELÉTRICA	NÃO	0	SIM	SIM
CIA DE INTERCONEXÃO ENERGÉTICA - CIEN		NÃO LIGADO			9,17
05	GÁS NATURAL	NÃO	0	SIM	SIM
CIA DE GÁS DO MATO GROSSO DO SUL - MSGÁS		NÃO LIGADO			7,31

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1- ITEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		ENERGIA ELÉTRICA	
001	001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S.A. - CELESC	23,44
001	002	RIO GRANDE ENERGIA S.A. - RGE	13,54
001	003	CPFL COMERCIALIZAÇÃO BRASIL	7,27
001	004	FURNAS CENTRAIS ELÉTRICAS S.A.	6,55
001	005	AES SUL DISTRIBUIDORA GAÚCHA DE ENERGIA S.A.	5,68
001	006	CIA ADMINIST. DEL MERCADO MAYORISTA ELECTRICO S.A. - CAMMESA	3,87
001	007	COMPANHIA BRASILEIRA DE ENERGIA EMERGENCIAL - CBEE	3,46
001	008	OUTROS	30,99

11.01 - PROCESSO DE PRODUÇÃO

1. Processo de Produção

A energia elétrica produzida pela Tractebel Energia em 2004 foi:

- de origem hidráulica – 80,95%
- de origem térmica (pela queima de carvão mineral, ólco combustível e gás natural) – 19,05%.

Produção (Gwh)

1996 - 19.748
1997 - 19.815
1998 - 19.584
1999 - 19.623
2000 - 18.605
2001 - 29.782
2002 - 25.524
2003 - 24.545
2004 - 27.959

Geração bruta nos 3 últimos exercícios:

USINA	Capacidade Instalada (MW)	Produção (GWH)		
		2004	2003	2002
Usina Hidrelétrica Passo Fundo - UHPF	226	667	1.153	1.241
Usina Hidrelétrica Salto Osório - UHSO	1.078	4.756	4.333	4.762
Usina Hidrelétrica Salto Santiago - UHSS	1.420	6.925	6.157	6.885
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	1.090	5.964	5.146	7.510
Usina Hidrelétrica Machadinho UHMA – (participação em consórico)	382	4.322	3.399	935
Sub-total	**4.196**	**22.634**	**20.188**	**21.333**
Usina Termelétrica Jorge Lacerda A – UTJL - A	232	870	577	815
Usina Termelétrica Jorge Lacerda B – UTJL - B	262	1.284	1.099	1.427
Usina Termelétrica Jorge Lacerda C - UTJL – C	363	2.283	1.985	1.175
Usina Termelétrica Charqueadas - UTCH	72	261	158	240
Usina Termelétrica Alegrete - UTAL	66	1	-	39
Usina Termelétrica William Arjona - UTWA	190	626	538	495
Sub-total	**1.185**	**5.325**	**4.357**	**4.191**
Total	**5.381**	**27.959**	**24.545**	**25.524**

Não estão incluídas no quadro acima as UHE Cana Brava e UTE Lages, das controladas Companhia Energética Meridional – CEM e Lages Bioenergética Ltda., respectivamente.

11.01 - PROCESSO DE PRODUÇÃO

Incluindo as usinas acima mencionadas, a produção total de energia elétrica em 2004 foi de 30.720,78 GWh, superando em 13% o volume produzido no ano anterior. Nas usinas hidrelétricas, a produção total de energia foi 11% maior que a produção verificada em 2003. Nas usinas termelétricas, que operaram principalmente para abastecimento da região leste de Santa Catarina, atendimento ao consumo de carvão determinado pela ANEEL e exportação de energia para Argentina, a produção de energia em 2004 foi 23% superior àquela verificada em 2003.

Já no período encerrado em 31 de março de 2005, a produção total de energia elétrica da Companhia foi de 6.611,06 GWh, cerca de 8% inferior ao volume produzido no mesmo período do ano anterior, devido, principalmente, aos baixos níveis de água nos reservatórios das usinas hidrelétricas da região sul do País. Nas usinas hidrelétricas, a produção total de energia ao final do período de 31 de março de 2005 de 5.131,82 GWh, ou seja, 15% menor que a produção verificada no mesmo período de 2003. Nas usinas termelétricas, que operaram principalmente para abastecimento da região leste do Estado de Santa Catarina, no atendimento ao consumo de carvão determinado pela ANEEL e para exportação de energia elétrica para a Argentina, a produção de energia no período encerrado em 31 de março de 2005 foi 23% superior àquela verificada no mesmo período em 2003.

Percentuais já depreciados dos principais equipamentos das usinas, em 31.12.2004.

USINA	ENTRADA EM OPERAÇÃO	% DEPRECIAÇÃO MÉDIA
Usina Hidrelétrica Passo Fundo - UHPF	1973	70
Usina Hidrelétrica Salto Osório - UHSO	1975 a 1981	77
Usina Hidrelétrica Salto Santiago - UHSS	1980	72
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	2000 e 2001	10
Usina Hidrelétrica Machadinho UHMA - (participação em consórcio)	2002	6
Usina Termelétrica Jorge Lacerda A – UTJL - A - Unidades I a IV	1965 a 1974	85
Usina Termelétrica Jorge Lacerda B – UTJL - B - Unidades V e VI	1979 e 1980	96
Usina Termelétrica Jorge Lacerda C - UTJL – C – Unidade VII	1997	35
Usina Termelétrica Charqueadas - UTCH	1962	85
Usina Termelétrica Alegrete - UTAL	1968	89
Usina Termelétrica William Arjona - UTWA	1999 e 2001	20

11.01 - PROCESSO DE PRODUÇÃO

2. Estratégias de Seguros

- Propriedade: para usinas em geral e demais bens são efetuados seguros do tipo "All Risks". Os valores de cobertura são definidos com base em custos praticados internacionalmente, que cobrem a reconstrução de uma nova usina equivalente à sinistrada. A indenização não leva em conta a desvalorização pela idade do equipamento.
- Interrupção de Negócios: a Companhia está totalmente protegida contra perdas por lucro cessante causadas por sinistros que originem interrupção de produção de energia.
- Responsabilidade Civil: a Companhia também está protegida contra indenizações oriundas de danos causados a terceiros, incluindo poluição súbita.
- Novos Empreendimentos: os projetos de responsabilidade da Companhia, ou por ela contratados são protegidos por seguros do tipo "All Risks" durante a fase de construção, compreendendo construção e montagem, responsabilidade civil normal e cruzada, e perdas de lucro cessante devido a atraso de entrada em operação. Durante a fase de pré-operação, a Companhia mantém seguro para proteção de seus ativos, bem como, para cobertura de lucro cessante devido à interrupção de produção em equipamentos aceitos provisoriamente.
- Veículos: a Companhia adota a política de alugar veículos leves, que estão protegidos por seguro obrigatório e por seguro adicional.
- Empregados: a Companhia mantém apólice de Seguro de Vida em Grupo para seus empregados.
- Pesquisa de Mercado: para cada tipo de seguro, os valores de cobertura e as deduções são determinados levando-se em conta as práticas do mercado internacional, disponibilidade e preços.

3. Riscos de interrupção da produção

A interrupção da produção de energia está relacionada diretamente com o desempenho dos equipamentos das usinas.

Os riscos inerentes ao processo de produção da Tractebel Energia podem ser expressos pelos seguintes indicadores de desempenho: taxa de falha e indisponibilidade dos equipamentos principais das usinas.

As indisponibilidades podem ser classificadas em dois grupos principais: programadas e forçadas.

As indisponibilidades programadas são decorrentes de paralisações para manutenções de unidades geradoras. Seguem rigorosos cronogramas que são antecipadamente negociados com o ONS-Operador Nacional do Sistema Elétrico, com o objetivo de minimizar ou evitar os impactos no sistema elétrico, portanto, o impacto das mesmas nos negócios da empresa pode ser considerado de baixíssimo risco ou até risco zero.

As indisponibilidades forçadas são aquelas que fogem da programação acima e podem ser classificadas em:

- Indisponibilidade Forçada de Urgência: oriundas de ocorrências que provocam ou requerem a parada da unidade geradora ou a limitação parcial da capacidade de produção de energia num prazo máximo de 24 horas, a partir de sua constatação, mas não imediatamente.

11.01 - PROCESSO DE PRODUÇÃO

- Indisponibilidade Forçada Intempestiva: oriundas de ocorrências que provocam ou requerem parada da unidade geradora ou a limitação parcial da capacidade de produção de energia, de forma imediata, seja por atuação de uma proteção, ou pela ação de um operador no momento da constatação da ocorrência.

A taxa de falha expressa a incidência de ocorrências classificadas como "indisponibilidade forçada intempestiva" e as denominadas "falhas na partida". A análise desse índice leva em consideração a origem da falha e seu impacto no sistema elétrico, que pode ser externo ou interno à instalação (unidade em operação ou falha na partida).

Em 2004, a Disponibilidade Total de todas as usinas da Tractebel Energia foi de 93,5% e, considerando-se apenas as Indisponibilidades Programadas, o índice passa a ser de 97,79%.As hidrelétricas tiveram uma disponibilidade global de 95,35% e as termelétricas tiveram uma disponibilidade global de 84,77%. Estes índices podem ser considerados muito bons.

PROCESSO DE COMERCIALIZAÇÃO

Clientes da Tractebel Energia

Os principais clientes da Tractebel Energia, no exercício de 2004, foram empresas distribuidoras de energia elétrica situadas nos Sistemas Elétricos Sul e Sudeste/Centro-Oeste do Brasil, que é composto pelos estados do Paraná, Santa Catarina, Rio Grande do Sul, São Paulo, Rio de Janeiro, Espírito Santo, Minas Gerais, Mato Grosso do Sul, Mato Grosso e Goiás, além de 52 Clientes Industriais espalhados em 11 (onze) estados da federação.

A carteira de clientes da Companhia é composta por Distribuidoras, Comercializadoras e Consumidores Industriais. Os gráficos abaixo representam a evolução da carteira de clientes da Companhia entre os anos de 2002, 2003 e 2004:


2002
2003
2004
97%
1%
0%
2%
11%
3%
10%
76%
16%
44%
16%
24%
Contratos Iniciais
Distribuidoras (bilaterais)
Comercializadoras (bilaterais)
Consumidores Industriais (bilaterais)

Os Contratos Iniciais constituem contratos de fornecimento de energia elétrica com tarifas e quantidades aprovados pela ANEEL, celebrados entre as Geradoras (inclusive a Companhia) e Distribuidoras atuantes no setor, quando da privatização do setor elétrico, nos termos da Lei do Setor Elétrico. A principal finalidade dos Contratos Iniciais era assegurar que as Distribuidoras tivessem acesso a fornecimento estável de energia elétrica por preços que garantissem uma taxa de retorno fixa às Geradoras durante o período de transição, pós privatização do setor elétrico, objetivando o estabelecimento de um mercado de energia elétrica livre e competitivo. Para maiores informações sobre os Contratos Iniciais, vide subitem "Contratos Iniciais" na seção "Visão Geral do Setor Elétrico Brasileiro".

Tendo sido caracterizados pela transitoriedade, os montantes de energia elétrica contratados por meio dos Contratos Iniciais vêm sendo reduzidos a cada ano desde 2003, sendo que, nos termos da Lei do Setor Elétrico, cada Contrato Inicial somente poderá permanecer em vigor até 31 de dezembro de 2005.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Em 2002, 2003 e 2004, a energia comercializada pela Companhia por meio de Contratos Iniciais foi correspondente a 24.772 GWh, 18.561 GWh e a 12.383 GWh, respectivamente, representando cerca de 97%, 76% e 44%, respectivamente, da energia elétrica total comercializada pela Companhia nos referidos períodos. Por meio de Contratos Iniciais, a Companhia fornece energia elétrica para as concessionárias: AES Sul Distribuidora Gaúcha de Energia S.A., CEEE, CELESC, Enersul, Furnas e RGE. Ao final do período de 31 de março de 2005, a energia comercializada pela Companhia por meio de Contratos Iniciais foi correspondente a 1.630,18 GWh, que representou cerca de 20% da energia elétrica total comercializada pela Companhia no referido período.

O quadro a seguir apresenta a evolução da receita líquida consolidada proveniente da comercialização de energia por meio de Contratos Iniciais e a respectiva participação no total de receitas líquidas da Companhia, nos exercícios sociais encerrados em 31 de dezembro de 2002, 2003 e 2004 e nos períodos encerrados em 31 de março de 2004 e 2005:

Exercícios Sociais Encerrados em 31 de dezembro						Períodos Encerrados em 31 de março			
2004		2003		2002		2005		2004	
R$ mil	%	R$ mil	%	R$ mil	%	R$ mil	%	R$ mil	%
813.135	32,92	1.077.467	58,85	1.306.944	95,03	107.246	15,31	194.779	36,29

Distribuidoras e Comercializadoras

No ano de 2003, quando as entregas de energia contratadas pela Companhia, por meio dos Contratos Iniciais, começaram a ser reduzidas em 25% ao ano, de acordo com a Lei do Setor Elétrico, iniciou-se um período no setor elétrico brasileiro denominado "mercado livre". Os contratos de compra e venda de energia, nesse período, passaram a ser livremente negociados entre Geradoras e Distribuidoras, sendo referidos como "Contratos Bilaterais".

Mesmo com a redução de 25% dos Contratos Iniciais, o volume de energia vendido pela Companhia em 2004 foi de 28.419 GWh, representando um aumento de 17% em relação aos 24.327 GWh vendidos em 2003. A expansão é resultante da contratação de energia livre diretamente com outros agentes do setor elétrico, como Distribuidoras, Comercializadoras e, principalmente, Consumidores Industriais. No período encerrado em 31 de março de 2005, o volume de energia vendido pela Companhia em foi de 8.284,73 GWh, representando um aumento de 37% em relação aos 6.029,09 GWh vendidos no mesmo período de 2003.

O volume contratado pela Companhia diretamente com as Distribuidoras evoluiu de 199 GWh em 2002 para 2.630 GWh em 2003 e depois para 6.948 GWh em 2004. Até o ano de 2003 a Companhia havia contratos de fornecimento com Comercializadoras, sendo que em 2003, o volume contratado com esses participantes foi de 819 GWh, passando a 4.682 GWh em 2004, o que representou cerca de 16,5% da energia elétrica total comercializada pela Companhia no referido período. Por meio da celebração de Contratos Bilaterais, a Companhia fornece energia para as concessionárias: CPFL Paulista, CPFL Piratininga, RGE, Light e CELESC. O volume contratado pela Companhia diretamente com as Distribuidoras evoluiu de 1.771,07 GWh ao final do primeiro trimestre de 2004 para 2.443,11 GWh ao final do período encerrado em 31 de março de 2005.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Os quadros a seguir apresentam a evolução da receita líquida consolidada proveniente da comercialização de energia com Comercializadoras e por meio de Contratos Bilaterais com Distribuidoras, nos exercícios sociais encerrados em 31 de dezembro de 2002, 2003 e 2004 e nos períodos encerrados em 31 de março de 2004 e 2005, por categoria de clientes:

Comercializadoras

Exercícios Sociais Encerrados em 31 de dezembro						Períodos Encerrados em 31 de março			
2004		2003		2002		2005		2004	
R$ mil	%	R$ mil	%	R$ mil	%	R$ mil	%	R$ mil	%
447.244	18,11	166.576	9,10	0	0	168.632	24,07	57.754	10,76

Distribuidoras - Contratos Bilaterais

Exercícios Sociais Encerrados em 31 de dezembro						Períodos Encerrados em 31 de março			
2004		2003		2002		2005		2004	
R$ mil	%	R$ mil	%	R$ mil	%	R$ mil	%	R$ mil	%
911.375	36,90	422.922	23,10	32,240	2,35	324.625	46,34	220.863	41,15

Em dezembro de 2004, a Companhia firmou CCEARs com Distribuidoras em decorrência do leilão de energia promovido pela CCEE no dia 7 de dezembro daquele ano. O volume total de energia elétrica vendido pela Companhia foi de 10 MW. Para maiores informações sobre os CCEARs, vide subitem, "O Leilão de 2004" na seção "Visão Geral do Setor Elétrico Brasileiro" e o subitem "Contratos Relevantes" nesta seção "Atividades da Companhia".

Consumidores Industriais

A participação dos Consumidores Industriais na receita líquida consolidada, praticamente nula em 2000, atingiu cerca de 16% em 2004, quando foram vendidos cerca de 4.406 GWh a clientes desse segmento. Em 31 de março de 2005, a Companhia atendia 84 Consumidores Industriais nos Estados de São Paulo, Goiás, Paraná, Rio de Janeiro, Rio Grande do Sul, Bahia, Maranhão, Mato Grosso do Sul, Mato Grosso, Minas Gerais, Santa Catarina e Distrito Federal.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Dentre os Consumidores Industriais atendidos pela Companhia, destacam-se indústrias que atuam nos setores de papel e celulose, fertilizantes, gases industriais, petroquímico, automobilístico e alimentício. O gráfico a seguir apresenta a distribuição dos Consumidores Industriais atendidos pela Companhia por setor econômico, em 31 de março de 2005:


35%
30%
25%
20%
15%
10%
5%
13,8%
8,4%

Dentre os Consumidores Industriais atendidos pela Companhia em 31 de março de 2005, destacam-se Votorantim, Braskem, Fosfértil, White Martins, Volkswagen, International Paper, Inpacel, Kodak e Ipiranga. A Companhia entende que não é dependente de nenhum Consumidor Industrial específico para a manutenção de suas atividades e receitas operacionais.

Para o resto do ano de 2005, a Companhia já tem contratados, além dos 6.193 GWh relativos aos Contratos Iniciais, 9.663 GWh em Contratos Bilaterais com Distribuidoras, 7.099 GWh com Comercializadoras e 4.514 GWh com Consumidores Industriais, totalizando 27.469 GWh.

O quadro a seguir apresenta a evolução da receita líquida consolidada proveniente da comercialização de energia por meio de contratos com Consumidores Industriais, nos exercícios sociais encerrados em 31 de dezembro de 2002, 2003 e 2004 e nos períodos encerrados em 31 de março de 2004 e 2005:

Exercícios Sociais Encerrados em 31 de dezembro						Períodos Encerrados em 31 de março			
2004		2003		2002		2005		2004	
R$ mil	%	R$ mil	%	R$ mil	%	R$ mil	%	R$ mil	%
298.177	12,07	163.972	8,96	36.091	2,62	100.057	14,28	63.282	11,79

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Política de Fidelização de Clientes

A meta objetivada pela Companhia para os próximos anos é o aumento da participação do segmento industrial na sua carteira de contratos. Para tanto, a Companhia mantém o compromisso para com seus clientes e adota uma política de fidelização que, dentre outras alternativas, possibilita a adequação da compra de energia ao processo produtivo de cada consumidor, mediante a celebração de contratos flexíveis. Adicionalmente, um dos serviços prestados no âmbito dessa política é a auditoria energética para clientes selecionados, cujo objetivo é garantir eficiência na utilização da energia elétrica por tais consumidores.

Em 2004, a Companhia deu início a várias ações no âmbito do seu "Programa de Relacionamento com Clientes", com o objetivo de conhecer melhor seus clientes e suas necessidades. Ao longo do ano, foram realizadas entrevistas com Consumidores Industriais, que serviram de base para a elaboração dos planos de ação da Companhia, possibilitando significante melhoria no processo de atendimento aos seus clientes.

Ainda em 2004, representantes de 18 Consumidores Industriais atendidos pela Companhia foram recebidos em uma visita à Unidade de Co-geração Lages, que além de possibilitar a ampliação da integração entre a Companhia e seus clientes, serviu também para divulgar o empreendimento que melhor caracteriza a preocupação da Companhia com o desenvolvimento sustentável.

Em complementação ao Programa de Relacionamento com Clientes, a Companhia promoveu eventos setoriais, como o workshop "Setor Elétrico – Contratação no Mercado Livre", na cidade de São Paulo, que teve como objetivo informar os Consumidores Industriais sobre as novas regras previstas na Lei do Novo Modelo do Setor Elétrico.

A Companhia também participou de outros eventos envolvendo os principais agentes do mercado de energia elétrica, tais como o II Fórum Europeu, ao qual compareceu junto com as demais empresas do Grupo Suez no Brasil, e o 5° Encontro de Negócios de Energia, promovido pela Federação das Industrias do Estado de São Paulo - FIESP.

Contratos de Compra e Venda de Energia Elétrica

(i) Em setembro de 1998, a Companhia celebrou Contratos Iniciais de Compra e Venda de Energia Elétrica com as concessionárias abaixo relacionadas, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31 de dezembro de 2005. As quantidades abaixo indicadas referem-se aos saldos contratuais de suprimento de energia elétrica para o período entre 1° de janeiro de 2005 e 31 de dezembro de 2005:

Concessionárias	Suprimento (MWh)
RGE	740.220
CELESC	2.555.730
CEEE	269.370
Enersul	617.580
Furnas	1.145.370
AES Sul – Distribuidora Gaúcha de Energia S.A	860.670

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

As tarifas dos Contratos Iniciais são reajustadas por um fator de reajuste, calculado de acordo com a seguinte fórmula: FR = (VPA1 + (VPB0 x FIP)) / RA, onde: FR é o fator de reajuste; RA é o somatório dos faturamentos de energia e de demanda no período de referência, calculados com os preços de energia e de demanda vigentes na data de referência anterior, excluído o ICMS, sendo que o período de referência corresponde aos últimos doze meses anteriores à data do reajuste em processamento; VPB0 é a RA – VPA0; VPA0 é o valor correspondente aos tributos relativos ao período de referência, nas condições vigentes na data de referência anterior; VPA1 é o valor correspondente aos tributos relativos ao período de referência, nas condições vigentes na data do reajustamento em processamento; FIP é o fator que exprime a variação do IGP-M, entre o mês anterior ao do reajuste em processamento e o do mês anterior à data de referência anterior.

(ii) Contratos Bilaterais de Venda de Energia Elétrica: a energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada daqueles contratos a partir de 2003, vem sendo contratada com Distribuidoras e Consumidores Industriais. Desta forma, em 31 de março de 2005 a Companhia possuía, entre outros, os seguintes Contratos Bilaterais para venda de energia elétrica:

Contratante	Período da Contratação	Energia Contratada (MWh)
RGE..	01.01.2005 a 31.12.2014	34.333.312
CELESC....................................	01.01.2005 a 31.12.2008	23.850.323
	01.01.2005 a 31.12.2007	394.560
Companhia Paulista de Força e Luz...	01.01.2005 a 31.12.2010	9.832.987
Companhia Piratininga de Força e Luz.	01.01.2005 a 31.12.2010	5.770.269
Light..	01.01.2005 a 31.12.2005	105.120
	01.01.2005 a 31.12.2007	999.552
Comercializadoras..............................	01.01.2005 a 31.12.2007	11.156.534
	01.01.2005 a 31.12.2010	6.926.416
Consumidores Industriais....................	01.01.2005 a 31.12.2007	8.913.109
	01.01.2005 a 31.12.2010	6.399.197
	01.01.2005 a 31.12.2012	7.243.352

O preço de venda da energia elétrica dos Contratos Bilaterais firmados pela Companhia é livremente negociado com os respectivos compradores e são reajustados pelo IGP-M. Os Contratos Bilaterais dispõem de mecanismo que visa inibir a rescisão pelos respectivos compradores ao estabelecer multa rescisória que leva em consideração o valor remanescente do contrato.

(iii) Em dezembro de 2004, a Companhia firmou CCEARs com Distribuidoras, em decorrência do leilão promovido pela CCEE. Tendo em vista os baixos preços de venda de energia elétrica para entrega em 2005 e 2006, a Companhia firmou contratos apenas para entrega de energia no período de 2007 a 2014, ao preço de R$ 70,89 por MWh. O preço de venda é referente à janeiro de 2005 e será atualizado com base na variação do IPCA.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

DISTRIBUIÇÃO

A distribuição da energia elétrica produzida pela Tractebel Energia para atendimento de seus clientes é de responsabilidade das empresas de transmissão e distribuição do Sistema Elétrico Nacional, dentro das normas de funcionamento do setor.

MERCADOS

A Tractebel Energia atua como produtora independente de energia elétrica, realizando suprimentos nos Estados que formam o sistema geo-elétrico do Sul e Sudeste/Centro-Oeste do Brasil. Adotando uma política agressiva de comercialização, a Tractebel Energia vem diversificando cada vez mais seu mercado, atuando no fornecimento de energia elétrica para clientes industriais, distribuidoras e comercializadoras de energia, além de fornecer "backup" a outros produtores independentes de energia elétrica .

No que se refere ao Mercosul, a Tractebel possui contrato com a Companhia de Interconexão Energética - CIEN para a compra de 305 MW importados da Argentina, proporcionando uma forte interligação elétrica do Brasil com o país vizinho, consolidando a presença da Companhia no setor elétrico do Mercosul.

A Tractebel Energia recebeu autorização da ANEEL, por meio da Resolução nº 227, de 24 de abril de 2002, para exportar energia de natureza interruptível mediante intercâmbio elétrico entre o Brasil e a Argentina. Esta autorização permitirá a maximização do benefício energético entre os dois países, que atualmente ocorre de forma unilateral, quando o ONS ativa a importação da Argentina para o Brasil nas situações em que o preço no Mercado Brasileiro - MAE está maior que o preço no Mercado Argentino - MEM.

O consumo de energia no Brasil e o PIB

O consumo de energia elétrica no País apresentou um crescimento de 4,5% em 2004 em relação a 2003, totalizando 320.772 GWh. Segundo a Eletrobrás, esse resultado é recorde histórico, superando os valores de consumo apresentados antes de 2001. O segmento que apresentou o maior percentual de crescimento foi o industrial, com um aumento de 7,2% em relação a 2003, compatível com o crescimento da produção industrial, que foi de 8,3%. A holding estatal informou também que a classe residencial consumiu 78.740 GWh, crescendo 3,0% no ano, enquanto a classe comercial registrou crescimento de 4,5% consumindo 49.686 GWh.

Seguindo o aumento do consumo de energia elétrica, a economia brasileira obteve em 2004 um dos resultados mais positivo dos últimos anos. O crescimento do Produto Interno Bruto – PIB apresentou um resultado acumulado em 2004 de 5,2%, contrastando com a retração de 0,2% apresentado em 2003. Os fatores que influenciaram no crescimento foram o crescimento das exportações e o aumento da demanda interna, especialmente o consumo das famílias.

O crescimento da economia influenciou no aumento do consumo de energia elétrica e a expectativa é que este consumo continue a crescer, visto que novos investimentos estão sendo realizados.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

O gráfico a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:


Evolução do Consumo de Energia Elétrica e do PIB
8
6
4
2
0
-2
-4
-6
-8
-10
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
5,85
2,6
5,7
4,22
4,4
2,66
6,2
3,27
4,1
0,13
1,6
0,79
4,6
4,36
-7,7
1,42
2,5
1,52
3,7
-0,2
5,2
4,5
PIB
ENERGIA

Fonte: Eletrobrás e Jornal Valor Econômico.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Concorrência

O setor elétrico brasileiro é caracterizado pela atuação das companhias estatais, principalmente no que se refere à geração de energia elétrica, segmento de atuação da Companhia. Em 31 de março de 2005, a Capacidade Instalada do País era de 77.321 MW, dos quais 34% correspondem à participação da Eletrobrás e 20%, à participação da iniciativa privada (na qual a Companhia está inserida).

O gráfico abaixo apresenta as participações, em 31 de março de 2005, das principais Geradoras do setor elétrico brasileiro na Capacidade Instalada do País:


Geração de Energia
Outros 21%
Eletrobrás 33%
Duke 3%
AES Tietê 3%
Copel 6%
Tractebel 8%
Cemig 8%
Cesp 10%
Itaipu 8%

Posicionamento no mercado competitivo

A Tractebel Energia vem mantendo nos últimos anos a sua posição de principal geradora privada do país. Em dezembro de 2004, a capacidade instalada em operação da Companhia e de suas controladas, incluindo a propriedade indireta das UHEs Itá e Cana Brava, atingiu 5.897 MW. A oferta potencial de energia atinge 6.202 MW, em função da compra de 305 MW importada da Argentina.

Capacidade Instalada	Setembro 1998	Dezembro 2004
Hidrelétricas	2.724	4.646
Termelétricas	995	1.213
Total	**3.719**	**5.859**
Aquisição CIEN	-	305
Aquisição ITASA	-	38
Oferta Disponível	**3.719**	**6.202**

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

A geração da Tractebel Energia tem origem predominantemente hidráulica (79,4%), sendo complementada por geração térmica (20,6%). Esse composto é compatível com o nível de risco desejado pela Companhia e permite a formação de preços altamente competitivos. A localização das usinas (Sul e Centro-Oeste) atua no sentido de reduzir significativamente os riscos de submercado. A inserção da Empresa no Mercosul, através da aquisição de energia elétrica importada da Argentina, possibilita a montagem de estratégias de comercialização que aproveitam os diferenciais de preço nos dois mercados.

A Companhia vem se posicionando estrategicamente de forma a ampliar a participação do mercado industrial em sua carteira de contratos. Em 2004, cerca de 15% da receita de energia da Empresa foram provenientes do segmento industrial. Um dos objetivos estratégicos da Tractebel Energia é a ampliação da participação do segmento industrial no seu faturamento.

O posicionamento competitivo da Companhia se expressa também através da sua presença em novas áreas de negócio, como a co-geração e os serviços de consultoria diversos, aproveitando as vantagens que desfruta por ser operadora de plantas com diferentes portes, características e combustíveis. A experiência da Tractebel Energia na geração de energia se integra do mesmo modo com o desenvolvimento de projetos industriais que façam uso ou produzam utilidades ao longo de seus processos. A par disso, a filosofia comercial da Companhia consolida-se em torno do atendimento das necessidades dos clientes, buscando sempre a formação de relacionamentos comerciais duradouros e construtivos. A companhia beneficia-se igualmente das sinergias geradas entre as demais empresas do Grupo Suez.

Tanto o processo de expansão quanto a inserção em novos mercados estratégicos estão amparados na sólida estrutura organizacional e financeira do Grupo Suez, e na larga experiência internacional de seus administradores.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
01	USINA HIDRELÉTRICA PASSO FUNDO - 226 MW	USINA HIDRELÉTRICA PASSO FUNDO
02	USINA HIDREL. SALTO OSÓRIO - 1.078 MW	RODOVIA PR 475, KM 33
03	USINA HIDREL. SALTO SANTIAGO - 1.420 MW	RODOVIA BR 158, KM 42
04	UHE ITÁ - 1.450 MW (PARTIC.EM CONSÓRCIO)	VOLTA DA UVA S/Nº
05	UHE MACHADINHO-1.140 MW (PART.CONSÓRCIO)	RUA PARANÁ, 148 - BAIRRO BALNEÁRIO

1 - ITEM	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
01	ENTRE RIOS DO SUL	RS	148.571,600	13,199	31	SIM	NÃO	NÃO			
02	QUEDAS DO IGUAÇU	PR	44.427,286	13,251	29	SIM	NÃO	NÃO			
03	SAUDADE DO IGUAÇU	PR	195.714,893	11,412	24	SIM	NÃO	NÃO			
04	ARATIBA	RS	159.097,222	12,422	4	SIM	NÃO	NÃO			
05	PIRATUBA	SC	129.268,648	16,153	2	SIM	NÃO	NÃO			

1.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
1732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

3.01 - PROPRIEDADES RELEVANTES

- ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
06	USINA TERMELÉTRICA CHARQUEADAS - 72 MW	RUA GEÓLOGO WHITE, S/Nº - CENTRO
07	USINA TERMELÉTRICA ALEGRETE - 66 MW	RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ
08	COMPLEXO TERMEL.JORGE LACERDA - 857 MW	AV. PAULO SANTOS MELLO, S/Nº - CENTRO
09	USINA TERMEL. WILLIAM ARJONA - 120 MW	RODOVIA BR 060 - ESTRADA VICINAL
10	EDIFÍCIO SEDE	RUA ANTÔNIO DIB MUSSI, Nº 366 - CENTRO

Item	- MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	4 - OBSERVAÇÃO
06	CHARQUEADAS	RS	124,334	7,308	42	SIM	NÃO	NÃO			
07	ALEGRETE	RS	204,274	8,624	36	SIM	NÃO	NÃO			
08	CAPIVARI DE BAIXO	SC	2.561,322	51,468	39	SIM	NÃO	NÃO			
09	CAMPO GRANDE	MS	30,334	0,490	5	SIM	NÃO	NÃO			
10	FLORIANÓPOLIS	SC	5,830	5,604	21	SIM	NÃO	SIM	11/09/2002	30/11/2007	

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Classificação de Riscos

A empresa Fitch Ratings atribui à Companhia o rating "AA-(bra)", referente ao Rating Nacional de Longo Prazo à dívida sênior não securitizada e a empresa Standard & Poor's, o rating "brA+", de crédito corporativo em sua Escala Nacional Brasil. Este mesmo rating foi atribuído a primeira e segunda séries da emissão de debêntures. Para atribuição destes ratings, estas empresas levaram em consideração diversos aspectos positivos tais como: seu baixo custo de geração de energia elétrica, moderado nível de endividamento total comparado ao fluxo de caixa, elevado nível de contratação de energia até 2008, entre outros.

As duas empresas consideram a pespectiva dos ratings estáveis, o que denota um risco de crédito muito baixo, se comparado a outros emissores ou emissões de debêntures no país. Esta avaliação tem como ponto forte a capacidade da Companhia, acima da média, em atender seus compromissos financeiros no seu mercado de atuação e sua estratégia conservadora em manter seu atual perfil financeiro nos próximos anos. Além disso, as empresas levaram em consideração as boas perspectivas para a economia brasileira a curto prazo, que influenciam positivamente o nível de consumo de energia elétrica.

As empresas foram contratadas pela Companhia com o objetivo de cumprir uma das condições para a emissão de 20.000 debêntures, no valor de R$ 200.000 mil, para reestruturar o seu endividamento, trocando parte da sua dívida em moeda externa por dívida em moeda local.

Grupamento de Ações

Foi aprovado pela Assembléia Geral Extraordinária, realizada em 07/04/2005, o Grupamento de ações da Companhia, conforme informado através do Aviso aos Acionistas, publicado em 08/04/2005, nas condições que seguem:

I. Grupamento da totalidade das ações representativas do capital social da Companhia na proporção de 1.000 (mil) ações para 1 (uma) ação da mesma espécie e classe, bem como a relação de ações por ADR - American Depositary Receipt, que será de 5 (cinco) ações para 1 (um) ADR.

II. O grupamento não implica em alteração do valor do Capital Social e tem por objetivo: padronizar os parâmetros de negociação nacional com os adotados pelas Bolsas internacionais, dar maior liquidez aos títulos em bolsa facilitando negociações, redução de custos para processamento da base acionária e maior eficiência e controle ao relacionamento com clientes.

III. Os acionistas detentores de quantidade de ações que não seja múltipla de 1.000 podem ajustar suas respectivas posições acionárias, por espécie e classe, no período de 08 de abril de 2005 a 09 de maio de 2005. Para este fim, o acionista controlador, Tractebel EGI South América Ltda., doará as frações complementares aos acionistas que se manifestarem, através de correspondência para: (a) acionistas com ações depositadas no Banco Itaú S.A., nos endereços abaixo indicados; (b) acionistas com ações custodiadas na Companhia Brasileira de Liquidação e Custória – CBLC, junto aos seus agentes de custódia.

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Endereços do Banco Itaú para correspondência:
- SCS Quadra 3 – Edif. D'Angela, 30, Bloco A, Sobreloja – Centro – Brasília – DF – CEP 70300-500
- Av. João Pinheiro, 195 – Térreo – Centro – Belo Horizonte – MG – CEP 30130-180
- Rua João Negrão, 65 – Sobreloja – Centro – Curitiba – PR – CEP 80010-200
- Rua Sete de Setembro, 746 – Térreo – Centro – Porto Alegre – RS – CEP 90010-190
- Rua Sete de Setembro, 99 – Subsolo – Centro – Rio de Janeiro – RJ – CEP 20050-005
- Rua Boa Vista, 176 – 1º SUBSOLO – Centro – São Paulo – SP – CEP 01092-900
- Av. Estados Unidos, 50 – 2º andar – Comércio – Salvador – BA – CEP 40020-010

IV. Terminado o prazo para ajuste das posições acionárias, as eventuais frações de ações que sobrarem serão agrupadas em números inteiros e leiloadas na Bolsa de Valores de São Paulo – BOVESPA, no dia 03/06/2005, e, não havendo interessados, serão adquiridas pelo acionista controlador. As frações de ações serão debitadas nas posições dos acionistas, previamente à realização do leilão, sendo o produto da venda disponibilizado em nome de cada acionista titular das frações, da seguinte forma: (a) os acionistas com cadastro atualizado junto ao Banco Itaú S.A. terão o correspondente valor creditado diretamente em sua conta-corrente. Para este fim, solicita-se que os acionistas atualizem seus cadastros; (b) o valor correspondente aos acionistas custodiados na CBLC será creditado diretamente àquela companhia, que se encarregará de repassá-lo aos acionistas através dos agentes de custódia; (c) o valor correspondente aos acionistas que não estiverem com seus cadastros atualizados será mantidos à disposição na Companhia.

V. As ações da Companhia passarão a ser negociadas de forma agrupada, a partir do dia 23/05/2005, cotadas unitariamente e com novo lote padrão de 100 ações.

VI. Concomitantemente com essa operação no Brasil, a relação de ações por ADR no mercado americano também será alterada, passando a ser de 5 (cinco) ações para 1 (um) ADR, de forma que o grupamento passará a vigorar na mesma data do Brasil, ou seja, em 23/05/2005.

Emissão pública de Debêntures

Conforme Fato Relevante divulgado em 14.04.2005, a Tractebel Energia S.A. comunicou a seus investidores e ao público em geral que, na Assembléia Geral Extraordinária realizada em 7 de abril de 2005, foi aprovada a realização da 1ª emissão de debêntures da Companhia, para distribuição pública, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações da Emissora, em duas séries, da espécie sem garantia nem preferência (quirografária), com valor nominal unitário de R$ 10.000,00 (dez mil reais) (as "Debêntures"), sendo que as Debêntures da 1ª série terão vencimento fixado em 2 de maio de 2010 e as Debêntures da 2ª série terão vencimento fixado em 2 de maio de 2011, perfazendo, na data de emissão, qual seja, 2 de maio de 2005 (a "Data de Emissão"), o montante total de R$ 200.000 mil ("Emissão").

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Informou ainda, que os coordenadores da distribuição pública das Debêntures ("Oferta") realizarão procedimento de bookbuilding para verificação, junto aos investidores interessados, da demanda pelas Debêntures em diferentes níveis de taxas de juros, o qual resultará na definição (i) das taxas finais da remuneração das Debêntures da 1ª série e das Debêntures da 2ª série e (ii) da quantidade de Debêntures a ser alocada em cada uma das séries. As Debêntures da 1ª série serão atualizadas pelo Índice Geral de Preços do Mercado – IGPM e farão jus a uma remuneração que contemplará juros remuneratórios incidentes sobre seu valor nominal unitário atualizado, a partir da Data de Emissão. As Debêntures da 2ª série farão jus a uma remuneração equivalente a um percentual sobre a acumulação das taxas médias dos Depósitos Interfinanceiros de um dia - DI, over extra grupo, expressa na forma percentual ao ano, base 252 dias úteis, calculada e divulgada pela Câmara de Custódia e Liquidação - CETIP, no Informativo Diário, disponível em sua página na Internet (www.cetip.com.br) e no jornal Gazeta Mercantil, edição nacional.

A remuneração das Debêntures da 1ª série será devida anualmente, sempre no dia 2 de maio, sendo que o primeiro pagamento será realizado no dia 2 de maio de 2006 e o último, no dia 2 de maio de 2010. A remuneração das Debêntures da 2ª série será devida semestralmente, sempre no dia 2 dos meses de maio e novembro de cada ano, sendo que o primeiro pagamento será devido no dia 2 de novembro de 2005 e o último, na data de vencimento das Debêntures da 2ª série, qual seja, 2 de maio de 2011.

A Emissão somente será concluída mediante distribuição total das Debêntures.

Os recursos obtidos por meio da Oferta destinar-se-ão ao pagamento antecipado de dívidas denominadas em moeda estrangeira da Companhia e/ou de quaisquer de suas Controladas (contraídas para o desenvolvimento regular de suas atividades), que têm vencimentos em longo prazo (até 2015) e estão atreladas à remuneração que varia entre a Taxa LIBOR acrescida de spread de 4% ao ano e a Taxa LIBOR acrescida de spread de 4,375% ao ano.

O pedido de registro da Oferta encontra-se sob análise da CVM.

Estão disponibilizados na página da Companhia na Internet (www.tractebelenergia.com.br), o Prospecto Preliminar de Distribuição Pública de Debêntures Simples e o Aviso ao Mercado mencionando o Pedido de Registro de Distribuição Pública da 1ª Emissão de Debêntures da Companhia.

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FATORES DE RISCO

Antes de tomar uma decisão de investimento nas Debêntures os potenciais investidores devem considerar cuidadosamente, à luz de suas próprias situações financeiras e objetivos de investimento, todas as informações disponíveis no Prospecto de Distribuição Pública de Debêntures Simples, em particular, avaliar os fatores de risco transcritos do referido Prospecto, conforme a seguir:

Riscos Relacionados a Fatores Macroeconômicos

1. **O Governo Federal e outras entidades da administração pública têm exercido influência significativa sobre a economia brasileira. Condições políticas e econômicas no Brasil podem influenciar adversamente as atividades da Companhia.**

   O Governo Federal intervém freqüentemente na economia brasileira e ocasionalmente implementa mudanças significativas na política e regulamentação econômica. As ações do Governo Federal para controlar a inflação e dar efeito a outras políticas incluíram controle sobre preços e salários, desvalorizações da moeda, controles sobre o fluxo de capital e limites nas importações, entre outras medidas. Os negócios, condições financeiras e os resultados das operações da Companhia poderão ser adversamente afetados por mudanças de políticas públicas, sejam elas implementadas em âmbito federal, estadual ou municipal, referentes a tarifas públicas e controles sobre o câmbio, bem como por outros fatores, tais como:

   - variação cambial;
   - inflação;
   - taxas de juros;
   - liquidez do mercado doméstico financeiro e de capitais;
   - política fiscal; e
   - outros desenvolvimentos políticos, sociais e econômicos no Brasil ou que afetem o Brasil.

   A futura evolução da economia brasileira, assim como das políticas do Governo Federal poderá afetar adversamente os negócios da Companhia e os seus resultados.

2. **A inflação e certas medidas governamentais para combatê-la podem contribuir para a incerteza econômica no Brasil e prejudicar os negócios da Companhia.**

   O Brasil apresentou altas taxas de inflação no passado. Mais recentemente, a taxa de inflação brasileira foi de 10,0% em 2000, 10,4% em 2001, 25,3% em 2002, 8,7% em 2003 e 12,4% em 2004 (conforme apurado pelo IGP-M). Medidas para conter a inflação, combinadas com a especulação sobre possíveis medidas governamentais futuras, têm contribuído para incertezas na economia brasileira e para aumentar a volatilidade no mercado de capitais brasileiro. Ações futuras do Governo Federal, incluindo definição das taxas de juros ou intervenções no mercado de câmbio para ajustar ou recuperar o valor do real, poderão ter efeitos relevantes e adversos na economia brasileira e/ou nos negócios da Companhia. Caso o Brasil apresente altas taxas de inflação no futuro, talvez a Companhia não seja capaz de reajustar as tarifas dos seus contratos de compra e venda de energia elétrica para compensar os efeitos da inflação em sua estrutura de

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

custos operacionais e/ou financeiras. Pressões inflacionárias também podem afetar a capacidade da Companhia de se antecipar a políticas governamentais de combate à inflação que possam causar danos aos seus negócios.

3. **Oscilações do valor do real frente ao valor do dólar dos Estados Unidos da América e outras moedas podem afetar negativamente a capacidade de pagamento da Companhia.**

   A moeda brasileira, historicamente, apresentou desvalorizações freqüentes. O real desvalorizou 18,7% em relação ao dólar dos Estados Unidos da América em 2001 e 52,3% em 2002. Em 2003 e 2004, entretanto, houve valorização do real frente ao dólar dos Estados Unidos da América correspondente a, respectivamente, 18,2% e 1,1%. O resultado da desvalorização acentuada do real em relação ao dólar dos Estados Unidos da América poderá gerar inflação e medidas governamentais para combater eventuais surtos inflacionários, entre as quais a elevação na taxa de juros básicos. Tais medidas podem gerar efeitos relevantes e adversos na economia brasileira e/ou nos negócios da Companhia.

4. **A deterioração das condições econômicas e de mercado em outros países, principalmente nos emergentes, pode afetar negativamente a economia brasileira e os negócios da Companhia.**

   A economia brasileira e as companhias brasileiras têm sido, em diferentes intensidades, impactadas pelas condições econômicas e de mercado de outros países emergentes, bem como pelas reações dos investidores com relação a essas condições. A oferta de crédito a empresas brasileiras é influenciada pelas condições econômicas e de mercado no Brasil e, em graus variáveis, pelas condições de mercado de outros países emergentes, principalmente países da América Latina.

   Acontecimentos ou condições de outros países emergentes já afetaram significativamente a disponibilidade de crédito na economia brasileira e resultaram em consideráveis saídas de recursos e queda no volume de investimentos estrangeiros no Brasil.

   Não há como garantir que futuros acontecimentos em países emergentes, bem como as medidas a serem adotadas pelos governos desses países, não afetarão a oferta de crédito no mercado local e internacional de modo adverso causando efeitos negativos na economia brasileira e nos resultados da Companhia.

   Considerando que a Companhia atua em setor que exige investimentos significativos, caso o seu acesso ao mercado de capitais e de crédito seja limitado, a Companhia poderá enfrentar dificuldades para cumprir seu plano de investimentos e manter sua parcela de mercado, afetando de forma negativa seus resultados e condição financeira.

5. **Efeitos das Flutuações da Taxas de Juros**

   O Banco Central estabelece as taxas de juros básicas para o sistema bancário brasileiro. Em anos recentes, a taxa de juros básica tem oscilado, chegando a, aproximadamente, 45% em março de 1999 e caindo para 15,25% em 17 de janeiro de 2001. De fevereiro a julho de 2002, o Banco Central diminuiu a taxa básica de juros de 19,00% para 18,00%, em 17 de julho de 2002. De outubro de 2002 a fevereiro de 2003, o Banco Central aumentou a taxa básica de juros em 8,5 pontos percentuais, para 26,5% em 19 de fevereiro de 2003. A taxa básica de juros

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permaneceu em alta até junho de 2003, quando o Banco Central iniciou a trajetória de decréscimo da taxa de juros básica. Posteriormente, ao longo do ano de 2004 e nos primeiros meses de 2005, a taxa de juros básica voltou a sofrer majoração por decisão do Banco Central, sendo que, na data do Prospecto de Distribuição Pública de Debêntures Simples, a taxa básica de juros era de 19,25%.

A elevação das taxas de juros poderá ter impacto negativo no resultado da Companhia, na medida em que pode inibir o crescimento econômico e conseqüentemente a demanda por energia, e também porque suas atividades exigem intensos investimentos de capital. Tais investimentos são, em sua maioria, financiados com recurso de terceiros e remunerados com taxas de juros pós-fixadas.

6. **Alterações na legislação tributária do Brasil poderão afetar adversamente os resultados operacionais da Companhia.**

O Governo Federal regularmente implementa alterações no regime fiscal, que afetam os participantes do mercado de energia, a Companhia, as Distribuidoras e os Consumidores Industriais. Estas alterações incluem mudanças nas alíquotas e, ocasionalmente, a cobrança de tributos temporários, cuja arrecadação é associada a determinados propósitos governamentais específicos. Algumas dessas medidas poderão resultar em aumento da carga tributária da Companhia, que poderá, por sua vez, influenciar sua lucratividade, e afetar adversamente os preços de sua energia vendida e seu resultado financeiro. Não há garantias de que a Companhia será capaz de manter seus preços, o fluxo de caixa projetado ou a sua lucratividade se ocorrerem alterações significativas nos tributos aplicáveis às suas operações e ao mercado de energia elétrica.

Riscos Relacionados ao Setor Elétrico Brasileiro

1. **A extensa legislação e regulamentação governamental e eventuais alterações na regulamentação do setor elétrico podem afetar os negócios e os resultados da Companhia.**

A atividade da Companhia, assim como dos seus concorrentes, é regulamentada e supervisionada pela ANEEL e pelo MME. A ANEEL, o MME e outros órgãos fiscalizadores têm, historicamente, exercido um grau substancial de influência sobre os negócios da Companhia, incluindo a influência sobre as modalidades e os termos e condições dos contratos de venda de energia que esta está autorizada a celebrar, bem como sobre os níveis de produção de energia. Recentemente, o Governo Federal implantou novas políticas para o setor de energia. Em 15 de março de 2004 foi aprovada a Lei do Novo Modelo do Setor Elétrico, que alterou substancialmente as diretrizes até então vigentes e as regras aplicáveis à venda de energia elétrica pela Companhia e incluem:

- a criação de um mercado regulamentado para a compra e venda de energia elétrica, no qual as Distribuidoras devem contratar, por meio de leilões públicos, 100% de sua demanda de energia;
- a necessidade das Geradoras comprovarem que possuem condições de fornecimento de energia a seus consumidores; e
- a proibição da venda de energia por Geradoras a Distribuidoras afiliadas.

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Tal legislação permanece sujeita à regulamentação por parte do MME e da ANEEL, por meio de decretos, resoluções e outros atos normativos, e sua constitucionalidade está atualmente sendo questionada perante o Supremo Tribunal Federal. Até o presente momento, o Supremo Tribunal Federal não chegou a uma decisão final sobre o questionamento, e, portanto, a Lei do Novo Modelo do Setor Elétrico permanece em vigor.

No caso da totalidade ou de uma parte relevante da Lei do Novo Modelo do Setor Elétrico ser considerada inconstitucional pelo Supremo Tribunal Federal, o marco regulatório introduzido pela referida Lei poderá não mais vigorar, gerando incerteza em relação à forma e ao momento em qual o Governo Federal será capaz de introduzir mudanças no setor elétrico.

O efeito das reformas introduzidas pela Lei do Novo Modelo do Setor Elétrico e sua continuidade, o resultado final da ação perante o STF e reformas futuras no setor elétrico são difíceis de se prever, sendo que as mesmas poderão ter um impacto negativo sobre os negócios da Companhia e seus resultados operacionais.

2. **Novas regras para a venda de energia elétrica e condições de mercado poderão, no futuro, afetar os preços de venda de energia elétrica praticados.**

   A legislação em vigor permite que as Distribuidoras que venham a contratar com a Companhia no Ambiente de Contratação Regulada reduzam suas quantidades contratadas até um determinado limite, expondo a Companhia ao risco de não contratar o respectivo volume nas mesmas condições com outro cliente. Se a Companhia não puder contratar a capacidade excedente com preços adequados, sua receita e seus resultados poderão ser afetados negativamente no futuro.

3. **O impacto de uma potencial falta de eletricidade e o conseqüente racionamento da eletricidade poderá ter um efeito relevante e adverso sobre os negócios e resultados operacionais da Companhia.**

   A energia hidrelétrica é a maior fonte de eletricidade no Brasil, representando aproximadamente 78% da capacidade de geração instalada no Brasil, em 2004 e 92% da energia efetivamente gerada. Nos anos anteriores a 2001, a ocorrência de chuvas em volumes substancialmente menores que as médias históricas e a falta de expansão da capacidade instalada do SIN (em particular devido a entraves legais e regulatórios verificados no programa de expansão da capacidade termelétrica), resultaram na redução acentuada dos níveis dos reservatórios nas regiões Sudeste, Centro-Oeste e Nordeste do País. Diante dessa condição adversa, em 15 de maio de 2001, o Governo Federal implantou um programa de redução do consumo de energia, que ficou conhecido como Programa de Racionamento. O Programa de Racionamento estabeleceu índices de redução de consumo de energia para Consumidores Industriais, comerciais e residenciais, que variavam de 15% a 25%, e durou de junho de 2001 a fevereiro de 2002. Se o Brasil passar por mais um período de potencial ou efetiva escassez de eletricidade, o Governo Federal poderá implementar políticas e medidas que poderão ter efeito

substancial e adverso na condução dos negócios, nos resultados operacionais e na condição financeira da Companhia.

4. **Alterações nas leis e regulamentos ambientais podem afetar de maneira adversa os negócios de empresas do setor de energia elétrica, inclusive a Companhia.**

As empresas do setor de energia elétrica, incluindo a Companhia, estão sujeitas a uma rigorosa legislação ambiental nas esferas federal, estadual e municipal no tocante, dentre outros, ao gerenciamento de resíduos perigosos, às emissões atmosféricas e às intervenções em áreas especialmente protegidas. Tais empresas necessitam de licenças e autorizações de agências governamentais para suas atividades. Na hipótese de violação ou não cumprimento de tais leis, regulamentos, licenças e autorizações, as empresas podem sofrer sanções administrativas, tais como multas, interdição de atividades, cancelamento de licenças e revogação de autorizações, ou ficarem sujeitas a sanções criminais (inclusive seus administradores). Podem, ainda, ser obrigadas a arcar com substanciais gastos com a reparação ou indenização de danos ambientais e medidas compensatórias. As agências governamentais ou outras autoridades podem também editar novas regras mais rigorosas ou buscar interpretações mais restritivas das leis e regulamentos existentes, que podem obrigar as empresas do setor de energia elétrica, incluindo a Companhia, a gastar recursos adicionais na adequação ambiental, inclusive obtenção de licenças ambientais para instalações e equipamentos que não precisavam de licença ambiental. Qualquer ação neste sentido por parte das agências governamentais poderá afetar de maneira negativa os negócios do setor de energia elétrica e ter um efeito adverso para a Companhia.

5. **Redução dos preços de venda de energia elétrica decorrente da participação nos leilões de energia promovidos pela Câmara de Comercialização de Energia Elétrica – CCEE no Ambiente de Contratação Regulada.**

Em 07 de dezembro de 2004, foi realizado o primeiro leilão de energia nos termos da Lei do Novo Modelo do Setor Elétrico, por meio do qual foram leiloados montantes de energia elétrica de empreendimentos existentes (energia velha).

Considerando que a Companhia é, nos termos da Lei do Novo Modelo do Setor Elétrico, um "empreendimento de geração existente", ao participar dos leilões de "energia velha", a Companhia estará concorrendo com companhias estatais e federais de geração de energia elétrica. De um modo geral, essas estatais têm menores custos para geração de energia elétrica, sendo capazes de oferecer uma energia mais barata que os outros empreendimentos de geração. Deste modo, a participação dessas companhias nos leilões de energia velha acarretará a queda dos preços de venda de energia dos outros empreendimentos.

A participação da Companhia nos referidos leilões poderá acarretar uma redução de sua receita, tendo em vista que será necessário baixar seus preços de venda de energia para viabilizar a venda de sua energia nos leilões.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

6. Crescimento da Concorrência no Segmento de Consumidores Livres em decorrência do Término dos Contratos Iniciais.

Durante o período de transição previsto pela Lei do Setor Elétrico (1998-2005), toda a energia existente no mercado foi contratada por meio de Contratos Iniciais que, com preços e quantidades de energia e de demanda de potência determinados pela ANEEL, substitui o sistema anterior de contratos de suprimento. Os Contratos Iniciais foram homologados pela ANEEL, em agosto de 1998, para as empresas localizadas na região Sul, e em dezembro de 1998, para as empresas localizadas nas regiões Norte/Nordeste e Sudeste/Centro-Oeste do Brasil. Foram estabelecidas quantidades de energia e de demanda de potência para o período de 1999 a 2002. Durante o período de 2003 a 2005, as quantidades de energia e de demanda de potência dos Contratos Iniciais foram reduzidas a uma taxa anual de 25% do seu volume inicial. De acordo com a nova regulamentação do Setor Elétrico, a energia liberada dos Contratos Iniciais pode ser vendida a Consumidores Livres. Durante este período, o montante de energia contratada por meio dos Contratos Iniciais vem sendo reduzido em 25% a cada ano, a partir de 2003, sendo que tais contratos terão vigência máxima até 31 de dezembro de 2005.

Com o término dos Contratos Iniciais, a Companhia e outras Geradoras e Distribuidoras passarão a concorrer diretamente entre si no segmento de fornecimento de energia elétrica a Consumidores Industriais. Essa concorrência poderá dificultar o crescimento e/ou a manutenção da Companhia no mercado de venda de energia para Consumidores Industriais e, consequentemente, suas receitas, resultados operacionais e capacidade de pagamento poderão ser adversamente afetados.

Riscos Relacionados à Companhia

1. As concessões da Companhia, que a autorizam a gerar energia elétrica a partir dos aproveitamentos hidrelétricos, estão sujeitas a extinção em alguns casos.

Nos termos dos Contratos de Concessão, firmados entre a Companhia e a União (através da ANEEL), foram outorgadas à Companhia diversas concessões referentes aos aproveitamentos hidrelétricos a partir dos quais a Companhia gera a energia por ela comercializada, cujas datas de outorga e vencimento são apresentadas na tabela abaixo:

	Data da Outorga	Data de Vencimento
UHE Salto Santiago	28.09.1998	28.09.2028
UHE Salto Osório	28.09.1998	28.09.2028
UHE Passo Fundo	28.09.1998	28.09.2028
UHE Ita	28.12.1995	16.10.2030
UHE Machadinho	15.07.1997	15.07.2032

Tais concessões poderão ser prorrogadas por um período adicional correspondente ao respectivo prazo de concessão se a Companhia, tendo cumprido todas as suas obrigações nos termos dos Contratos de Concessão, solicitar tal prorrogação até 36 meses antes da data de seu

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

vencimento. Os Contratos de Concessão dispõem que cada Concessão poderá ser extinta antes do seu vencimento (i) em caso de encampação pelo Poder Concedente por motivo de interesse público, (ii) em caso de caducidade da Concessão (nos termos dos Contratos de Concessão) ou (iii) no caso de descumprimento pela Companhia de suas obrigações previstas nos Contratos de Concessão e na legislação e regulamentação aplicáveis, caso em que será declarada a extinção da Concessão. A Companhia também pode requerer a extinção das Concessões em caso de descumprimento pelo Poder Concedente de suas obrigações, mas para tanto é necessária uma ação judicial específica.

O término antecipado dos Contratos de Concessão por qualquer motivo teria efeito substancial e adverso na condução dos negócios, nos resultados operacionais, e na condição financeira da Companhia.

2. **A ANEEL pode impor penalidades à Companhia ou intervir nas Concessões por descumprimento de obrigações previstas no Contrato de Concessão.**

A ANEEL pode impor penalidades à Companhia por descumprimento de qualquer disposição dos Contratos de Concessão. Dependendo da gravidade do inadimplemento, tais penalidades podem incluir:

- advertências;
- multas, por infração, de até 2% da receita da Companhia no ano encerrado imediatamente antes da data da respectiva violação;
- embargos à construção de novas instalações ou equipamentos;
- restrições à operação das instalações e equipamentos existentes;
- suspensão temporária da participação em processos de licitação para novas concessões; e
- caducidade da concessão.

A ANEEL pode ainda, e sem prejuízo das penalidades descritas acima, intervir nas Concessões para assegurar a adequada exploração dos aproveitamentos hidrelétricos e o cumprimento das leis e regulamentos aplicáveis.

Qualquer das penalidades descritas acima, bem como a intervenção da ANEEL nas Concessões, poderia ter um efeito relevante e adverso na condução dos negócios, nos resultados operacionais e na condição financeira Companhia.

3. **A construção, expansão e operação das usinas hidrelétricas e termelétricas de geração de energia da Companhia envolvem riscos significativos que podem levar à perda de receita ou aumento de despesas.**

A construção, manutenção, expansão e operação de instalações e equipamentos para a geração de energia envolvem vários riscos, incluindo:

- incapacidade de obter permissões e aprovações governamentais obrigatórias;
- indisponibilidade de equipamentos;
- indisponibilidade dos sistemas de distribuição e/ou transmissão;

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

- interrupção do fornecimento;
- interrupções no trabalho;
- greves e outras disputas trabalhistas;
- agitações sociais;
- interferências meteorológicas e hidrológicas;
- problemas inesperados de engenharia e de natureza ambiental;
- atrasos na construção e na operação, ou custos excedentes não previstos; e
- indisponibilidade de financiamentos adequados.

A Companhia não contrata seguro contra alguns destes riscos, incluindo determinados riscos metereológicos. A ocorrência destes ou outros problemas, poderá afetar adversamente a capacidade da Companhia de gerar energia em quantidade compatível com suas projeções ou com suas obrigações perante seus clientes, o que pode ter um efeito relevante adverso em sua situação financeira e no seu resultado operacional.

4. **Parte dos resultados operacionais da Companhia dependem de condições hidrológicas favoráveis.**

De acordo com os dados do ONS, aproximadamente 92% do suprimento de energia do SIN é gerado por usinas hidrelétricas. Como o SIN opera em sistema de despacho otimizado e centralizado pelo ONS, cada usina hidrelétrica, incluindo as UHEs da Companhia, está sujeita a variações nas condições hidrológicas verificadas tanto na região geográfica em que opera como em outras regiões do País. A ocorrência de condições hidrológicas desfavoráveis poderá resultar na exposição da Companhia ao mercado de energia de curto prazo, cujos preços tendem a ser elevados, podendo afetar negativamente os resultados financeiros futuros da Companhia.

5. **A Companhia é responsável por quaisquer perdas e danos causados a terceiros em decorrência de falhas na geração de suas usinas e os seguros contratados podem ser insuficientes para cobrir estas perdas e danos.**

A Companhia poderá ser responsabilizada por (i) perdas e danos causados a terceiros em decorrência de falhas na operação de suas usinas, que acarretem em interrupções ou distúrbios aos sistemas de distribuição e/ou transmissão ou (ii) interrupções ou distúrbios que não forem atribuíveis a nenhum agente identificado do setor elétrico. O valor das indenizações, neste último caso, deverá ser rateado na seguinte proporção: 60% para os agentes de distribuição, 20% para os agentes de geração e 20% para os agentes de transmissão e tal fato poderá acarretar efeito substancial e adverso na condução dos negócios, nos resultados operacionais e na condição financeira da Companhia.

6. **A Companhia é uma concessionária e, portanto, nem todos os seus bens e ativos poderão ser objeto de execução para satisfazer as obrigações relativas às Debêntures**

Os bens vinculados à prestação de serviços públicos e vinculados à concessão detida pela Companhia (bens e instalações utilizados na produção de energia elétrica), cujo valor residual, em 31 de março de 2005, era de aproximadamente R$ 4.269 mil, correspondente a 67% do

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

ativo total da Companhia, não podem ser utilizados para satisfazer as obrigações relativas às Debêntures, devendo ser revertidos ao Poder Concedente ao final do prazo da concessão.

Assim, na hipótese de inadimplemento das obrigações relativas às Debêntures pela Companhia, nem todos os seus bens e ativos poderão ser objeto de execução para satisfação dessas obrigações e os bens e ativos objeto de garantia de outras obrigações poderão ser utilizados apenas após a satisfação das dívidas por eles garantidas.

7. **A instabilidade das taxas de juros pode afetar os negócios da Companhia.**

As dívidas da Emissora estão sujeitas a taxas de juros variáveis, tais como TJLP, LIBOR e Taxa DI. Em 31 de março de 2005, o valor total das dívidas da Emissora (curto e longo prazos) era de R$ 1.965.324 mil, sendo que desse total R$ 1.175.657 mil é sujeito a taxas de juros variáveis. Na hipótese de elevação das taxas de juros, serão aumentados os custos e pagamentos do serviço da dívida da Companhia. Neste caso, os negócios da Companhia, suas condições financeiras e o resultado de suas operações poderão ser afetados negativamente em decorrência de maiores despesas financeiras (vide item "Contratos Relevantes" na seção "Atividades da Companhia" e a seção "Informações Financeiras Consolidadas Selecionadas da Companhia").

8. **Impactos de eventuais oscilações do valor do real frente ao valor do dólar dos Estados Unidos da América e outras moedas em decorrência da capitalização da Companhia em moeda estrangeira.**

Em 31 de dezembro de 2004, a Companhia possuía uma dívida total consolidada em moeda estrangeira de US$ 399.066. Adicionalmente, alguns dos custos da Companhia, associados principalmente à aquisição de parte dos equipamentos e tecnologia relacionados ao seu Parque Gerador, estão vinculados à moeda estrangeira.

Na medida em que o valor do real diminui em relação ao dólar dos Estados Unidos da América, o serviço de dívida da Companhia encarece e aumentam os custos de parte da importação da tecnologia e dos bens necessários para a operação de seus negócios, com um conseqüente efeito adverso sobre seus resultados e sua condição financeira.

Riscos Relacionados à Oferta

1. **Baixa liquidez do mercado secundário brasileiro.**

O mercado secundário existente no Brasil para negociação de debêntures apresenta histórico de baixa liquidez. Não há nenhuma garantia de que existirá, no futuro, um mercado para negociação das Debêntures que permita a seus subscritores sua posterior alienação, caso venham a decidir vendê-las. Dessa forma, os titulares de Debêntures podem ter dificuldade em realizar a venda, no mercado secundário, das Debêntures adquiridas no âmbito da Oferta.

2. **Eventual rebaixamento na classificação de risco das Debêntures.**

A classificação de risco atribuída às Debêntures baseou-se na atual condição da Companhia e nas informações presentes no Prospecto de Distribuição Pública de Debêntures Simples. Não

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

existe garantia de que a classificação de risco permanecerá inalterada durante a vigência das Debêntures. Caso a classificação de risco seja rebaixada, a Companhia poderá encontrar dificuldades em realizar outras emissões de títulos e valores mobiliários, assim como os titulares de Debêntures poderão ter prejuízo caso optem pela venda das Debêntures no mercado secundário.

3. **Hipóteses de Vencimento Antecipado das Debêntures**

A Escritura de Emissão estabelece hipóteses que ensejam o vencimento antecipado (automático ou não) das obrigações da Companhia, tais como pedido de recuperação judicial ou falência pela Tractebel Energia, não cumprimento de obrigações previstas na Escritura de Emissão, extinção de concessões e vencimento antecipado de outras dívidas. Não há garantias de que a Companhia terá recursos suficientes em caixa para fazer face ao pagamento das Debêntures na hipótese de ocorrência de vencimento antecipado de suas obrigações. Ademais, o eventual vencimento antecipado das Debêntures poderá causar um impacto negativo relevante nos resultados e atividades da Tractebel Energia.

4. **Validade da estipulação da Taxa DI, divulgada pela CETIP**

A Súmula n.º 176, editada pelo Superior Tribunal de Justiça, enuncia que é nula a cláusula que sujeita o devedor ao pagamento de juros de acordo com a taxa divulgada pela ANBID/CETIP. A referida Súmula não vincula as decisões do Poder Judiciário. Há, no entanto, a possibilidade de, em eventual disputa judicial, a Súmula 176 vir a ser aplicada pelo Poder Judiciário para considerar que a Taxa DI não é válida como fator de remuneração das Debêntures. Em se concretizando esta hipótese, o índice que vier a ser indicado pelo Poder Judiciário para substituir a Taxa DI poderá conceder aos titulares das Debêntures da 2ª Série uma remuneração inferior à Remuneração das Debêntures da 1ª Série.

5. **Informações Acerca do Futuro da Companhia**

O Prospecto de Distribuição Pública de Debêntures Simples contém informações acerca das perspectivas do futuro da Companhia que refletem as opiniões da Companhia em relação ao desenvolvimento futuro e que, como em qualquer atividade econômica, envolvem riscos e incertezas. Não há garantias de que o desempenho futuro da Companhia seja consistente com essas informações. Os eventos futuros poderão diferir sensivelmente das tendências aqui indicadas, dependendo de vários fatores discutidos nesta seção "Fatores de Risco" e em outras seções do Prospecto de Distribuição Pública de Debêntures Simples. As expressões "acredita que", "espera que" e "antecipa que", bem como outras expressões similares identificam informações acerca das perspectivas do futuro da Companhia. Os potenciais investidores são advertidos a examinar com toda a cautela e diligência as informações contidas no Prospecto e a não tomar decisões de investimento unicamente baseados em previsões futuras ou expectativas.

14.05 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 350 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida e renovada em janeiro de 2004

Em 12.03.1999, cumprindo exigências do Edital de Privatização, a Companhia comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir o Projeto Jacuí, recebendo, daquela agência reguladora, autorização para a implantação daquele empreendimento. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação (LI), renovado-a em janeiro de 2004. Diversas ações têm sido desenvolvidas no sentido de viabilizar o Projeto diretamente pela Companhia, mas pendências importantes a levaram a buscar soluções alternativas, como estratégia de negócio.

Em 4 de junho de 2004, a Tractebel Energia transferiu 33,33% do empreendimento que compreende o projeto para a Elétrica Jacuí S.A. – ELEJA, empresa constituída pela Rio Maggiore Mineração Ltda. para concluir o empreendimento.

Concomitantemente à celebração do contrato de transferência, as partes assinaram o Contrato de Constituição de Consórcio, através do qual a Tractebel Energia obriga-se a disponibilizar, à ELEJA, sua experiência no desenvolvimento, implantação, operação e exploração comercial de empreendimentos similares ao Projeto Jacuí, além de incluir direitos, licenças, autorizações, projetos, estudos, desenhos, plantas e documentos, livros e inscrições fiscais, além de bens, terrenos, equipamentos, construções civis e outras instalações, que constituem parte substancial do acervo necessário e/ou adequado à implantação do empreendimento.

O Consórcio não terá caráter operacional e não assumirá qualquer tipo de obrigação frente a terceiros.

Através da Resolução Autorizativa nº 163, de 25 de abril de 2005, a Agência Nacional de Energia Elétrica - ANEEL autorizou a Tractebel Energia transferir à Empresa Elétrica Jacuí S.A. – ELEJA a autorização objeto da Resolução Nº 069, de 06 de fevereiro de 2002, para implantar, na condição de Produtor Independente de Energia Elétrica, a central geradora termelétrica denominada Jacuí. Neste mesmo ato normativo, a ANEEL atendeu ao pleito da Companhia estabelecendo novo cronograma com prazos factíveis e em época compatível com o volume de obras necessárias para a implantação e operação da central geradora termelétrica, da seguinte forma:

a) implantação do canteiro de obras: até 1° de julho de 2006;
b) início das obras civis: até 1° de setembro de 2006;
c) início da montagem eletromecânica: até 1° de outubro de 2006;
d) início do comissionamento: até 1° de setembro de 2008;
e) início da operação comercial: até 1° de junho de 2009.

14.05 - PROJETOS DE INVESTIMENTO

Novos Projetos

Em 31 de março de 2005, a Companhia, em conjunto com sua controladora Tractebel EGI South América, desenvolvia dois projetos, quais sejam, a construção das UHEs Estreito e São Salvador, cujas obras poderão ter início já no ano de 2005.

A UHE São Salvador será construída no Rio Tocantins e contará com Capacidade Instalada de 241 MW, sendo que o projeto, em 31 de março de 2005, já havia recebido a Licença Prévia de Instalação do IBAMA.

A UHE Estreito contará com Capacidade Instalada de 1.087 MW, sendo construída no Rio Tocantins por meio de um consórcio de sociedades do qual a Companhia detém 30% de participação.

Além desses dois projetos de grande porte, a Companhia mantém negociações em torno da implantação de novas unidades de co-geração, utilizando biomassa como combustível para geração de energia elétrica, e de pequenas centrais hidrelétricas (PCHs).

A Companhia pretende destinar, ainda em 2005, investimentos da ordem de R$ 30 milhões para a melhoria da UHE Salto Osório, UTE Charqueadas e do Complexo Termelétrico Jorge Lacerda.

15.01 - PROBLEMAS AMBIENTAIS

As violações à legislação ambiental podem caracterizar crime ambiental, atingindo tanto os administradores, que podem até ser presos, como a própria pessoa jurídica da Companhia. Podem, ainda, acarretar penalidades administrativas, como multas de até R$ 50 milhões (aplicáveis em dobro ou no seu triplo, em caso de reincidência) e suspensão temporária ou definitiva de atividades. Ressalte-se que tais sanções serão aplicadas independentemente da obrigação de reparar a degradação causada ao meio ambiente e a terceiros afetados.

Na esfera civil e administrativa, os danos ambientais implicam responsabilidade solidária e objetiva, direta e indireta. Isso significa que a obrigação de reparar a degradação causada poderá afetar a todos os direta ou indiretamente envolvidos, independentemente da comprovação de culpa dos agentes. Como conseqüência, a contratação de terceiros para proceder a qualquer intervenção nas operações da Companhia, como a disposição final de resíduos, não exime a responsabilidade da contratante por eventuais danos ambientais causados pela contratada.

Alterações nas leis e regulamentos ambientais podem afetar de maneira adversa os negócios de empresas do setor de energia elétrica, inclusive a Companhia.

As empresas do setor de energia elétrica, incluindo a Companhia, estão sujeitas a uma rigorosa legislação ambiental nas esferas federal, estadual e municipal no tocante, dentre outros, ao gerenciamento de resíduos perigosos, às emissões atmosféricas e às intervenções em áreas especialmente protegidas. Tais empresas necessitam de licenças e autorizações de agências governamentais para suas atividades. Na hipótese de violação ou não cumprimento de tais leis, regulamentos, licenças e autorizações, as empresas podem sofrer sanções administrativas, tais como multas, interdição de atividades, cancelamento de licenças e revogação de autorizações, ou ficarem sujeitas a sanções criminais (inclusive seus administradores). Podem, ainda, ser obrigadas a arcar com substanciais gastos com a reparação ou indenização de danos ambientais e medidas compensatórias. As agências governamentais ou outras autoridades podem também editar novas regras mais rigorosas ou buscar interpretações mais restritivas das leis e regulamentos existentes, que podem obrigar as empresas do setor de energia elétrica, incluindo a Companhia, a gastar recursos adicionais na adequação ambiental, inclusive obtenção de licenças ambientais para instalações e equipamentos que não precisavam de licença ambiental. Qualquer ação neste sentido por parte das agências governamentais poderá afetar de maneira negativa os negócios do setor de energia elétrica e ter um efeito adverso para a Companhia.

Licenciamento Ambiental

A Política Nacional do Meio Ambiente, que tem como lei maior a Constituição Federal, determina que o regular funcionamento de atividades consideradas efetiva ou potencialmente poluidoras, ou que, de qualquer forma, causem degradação do meio ambiente, está condicionado ao prévio licenciamento ambiental. Este procedimento é necessário tanto para a instalação inicial e operação do empreendimento quanto para as ampliações nele procedidas, sendo que as licenças emitidas precisam ser renovadas periodicamente. As atividades cujos impactos ambientais são considerados significativos estão sujeitas ao Estudo Prévio de Impacto Ambiental e seu respectivo Relatório de Impacto Ambiental (EIA/RIMA), assim como à implementação de medidas de compensação ambiental (recursos destinados à implantação e manutenção de unidades de conservação, no montante de, pelo menos, 0,5% do custo total previsto para a implantação do empreendimento).

15.01 - PROBLEMAS AMBIENTAIS

Para os empreendimentos de impacto ambiental regional ou realizados em áreas de interesse ou domínio da União, a competência para licenciar é atribuída ao IBAMA. Com exceção dos casos em que o licenciamento ambiental está sujeito à competência do IBAMA e dos órgãos estaduais de meio ambiente como o IAP, no Estado do Paraná, a FATMA, no Estado de Santa Catarina, a FEPAM, no Estado do Rio Grande do Sul, o IMAP, no Estado do Mato Grosso do Sul, e a Agência Goiana do Meio Ambiente, no Estado de Goiás, são competentes para a análise das atividades e emissão de licenças ambientais, bem como para a imposição de condições, restrições e medidas de controle pertinentes.

O processo de licenciamento ambiental segue, basicamente, três estágios subseqüentes: licença prévia, licença de instalação e licença de operação.

A ausência de licença ambiental, independentemente de a atividade estar ou não causando danos efetivos ao meio ambiente, consiste em crime ambiental além de sujeitar o infrator a penalidades administrativas tais como multas que, no âmbito federal, podem chegar a R$ 10 milhões (aplicáveis em dobro ou no seu triplo, em caso de reincidência), e interdição de atividades.

As demoras ou indeferimentos, por parte dos órgãos ambientais licenciadores, na emissão ou renovação dessas licenças, assim como a eventual impossibilidade da Companhia de atender às exigências estabelecidas por tais órgãos ambientais no curso do processo de licenciamento ambiental, poderão prejudicar, ou mesmo impedir, conforme o caso, a instalação e a operação dos seus empreendimentos.

Em 31 de março de 2005, a Companhia possuía todas as licenças ambientais exigidas pelos órgãos regulamentares estaduais e federais competentes para fiscalizar as atividades desempenhadas no âmbito do seu Parque Gerador, sejam aquelas relacionadas à geração hidrelétrica quanto à geração termelétrica.

15.01 - PROBLEMAS AMBIENTAIS

O quadro abaixo traz informações relativas ao licenciamento ambiental do Parque Gerador da Companhia em 31 de março de 2005:

Situação do Licenciamento Ambiental* Usinas Termelétricas		
UTE Jorge Lacerda A, B e C	em operação	LAO FATMA 086/2004, de 07/05/2004 (UTLA), 088/2004, de 07/05/2004 (UTLB), e 087/2004, de 12/05/2004 (UTLC), com validade pelo período de 36 meses (até 06/05/2007, para UTLA e UTLB, e 11/05/2007, para a UTLC).
UTE Alegrete	em operação	LO 2135/2003-DL FEPAM, de 22/05/2003, com validade até 14/12/2004. Renovação da LO requerida em agosto/2004 (CE UTCH 011/2004, de 13/08/2004).
UTE Charqueadas	em operação	LO 7334/2003-DL FEPAM, de 24/11/2003, com validade até 23/08/2005. Incluída na LI 058/2004-DL FEPAM, de 19/01/2004, referente a UTE Jacuí.
UTE William Arjona (4 e 5)	em operação	LO IMAP n.º 265/2002, de 21/11/2002 com validade pelo período de 4 anos (até 20/11/2006). Termo de Ajustamento de Conduta (TAC) com o Ministério Público Estadual/MS, de outubro/2002.
UTE William Arjona (1, 2 e 3)	em operação	LO IMAP n.º 078/2000, de 22/12/2000 com validade pelo período de 4 anos (até 21/12/2004). Renovação da LO requerida em outubro/2004 (CE AMA 0041/2004, de 27/10/2004).
Unidade de Co-geração Lages	em operação	LAO CPS/002/2005, de 06/01/2005, com validade pelo período de 12 meses (até 05/01/2006), para a UCLA. LAO CPS/091/2004, de 10/08/2004, com validade pelo período de 36 meses (até 09/08/2007), para a Captação, Adução e Tratamento de Água para Abastecimento

15.01 - PROBLEMAS AMBIENTAIS

Situação do Licenciamento Ambiental Usinas Hidrelétricas		
UHE Salto Osório	em operação	LO 08315 IAP, de 21/12/2001, com validade até 21/12/2003. Requerida renovação da LO, em outubro/2003.
UHE Passo Fundo	em operação	LO 5853/2003-DL FEPAM, de 31/10/2003, com validade até 17/08/2007.
UHE Itá	em operação	Renovação LO IBAMA nº 68/99, de 01/09/2004, com validade pelo período de 4 anos (até 31/08/2008).
UHE Salto Santiago	em operação	LO 04952 IAP, de 21/12/2001, com validade até 21/12/2003. Requerida renovação da LO, em outubro/2003.
UHE Machadinho	em operação	LO 160/2001 IBAMA de 28/08/2001, com validade pelo período de 4 anos (até 27/08/2005).
LT 500 kV (UHE Machadinho)	em operação	LAO FATMA n.º 282/01 de 09/11/2001, com validade pelo período de 48 meses (até 08/11/2005), para a LT 500 kV UHE Machadinho - LT 500kV Itá-Campos Novos.
UHE Cana Brava	em operação	LF GUS n.º 212/2005, de 04/02/2005, da Agência Ambiental de Goiás, com validade de 09/01/2004 a 09/01/2008.
LT 230kV (UHE Cana Brava)	em operação	LF GUS n.º 239/2005, de 17/02/2005, da Agência Ambiental de Goiás, com validade de 05/02/2005 a 05/02/2009, para a LT 230kV UHE Cana Brava - UHE Serra da Mesa.

As atividades de geração de energia elétrica de origens hidráulica e térmica, pela sua natureza, são enquadradas na Legislação Ambiental como atividades potencialmente poluidoras.

Todas as usinas da Tractebel Energia estão regulares em relação ao Licenciamento Ambiental perante aos órgãos competentes de Meio Ambiente, tanto no nível Federal (IBAMA) quanto nos Estados (FEPAM/RS, FATMA/SC, IAP/PR e IMAP/MS)

A degradação ambiental e a poluição podem advir de falhas ou acidentes nos sistemas de controle das Usinas, tendo como conseqüência a aplicação de penalidades pelos órgãos de Meio Ambiente.

Outro ponto que pode gerar desrespeito ou infração à Legislação é o não atendimento das condições de validade das Licenças Ambientais, que são renovadas periodicamente.

Nos últimos 14 anos, na atividade de geração de energia elétrica, a Companhia nunca sofreu qualquer tipo de paralisação ou redução de produção por exigência dos órgãos ambientais.

Em novembro de 2004 a TBLE recebeu da BVQI do Brasil os Certificados de Aprovação do Sistema de Gestão Ambiental e do Sistema de Gerenciamento da Qualidade – Normas NBR ISO 14.001:1996 e NBR ISO 9001:2000 respectivamente para as Usinas Complexo Termelétrico Jorge Lacerda, Usina Hidrelétrica Ita, Usina Hidrelétrica Passo Fundo, Usina Hidrelétrica Salto Osório e Usina Hidrelétrica Salto Santiago.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

1- ITEM	2 - DESCRIÇÃO	3 - % PATRIMÔNIO LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VALOR (Reais Mil)
01	TRABALHISTA	0,00	0,00		0
02	FISCAL/TRIBUTÁRIA	0,00	0,00		0
03	OUTRAS	2,06	7,41	SIM	57.450

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

A Companhia possui contratos com suas controladas e com sua controladora indireta, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M. As obrigações da Tractebel Energia sob este contrato estão garantidas por fiança bancária no valor de R$ 74.922 mil. A CEM, na qualidade de beneficiária da referida fiança, cedeu seus direitos aos BNDES e ao Banco Interamericano de Desenvolvimento, financiadores do projeto da UHE Cana Brava;

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.03.2004, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência de 01.04.2004 a 31.03.2017.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, celebrado em 01.04.2004, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

Tractebel Energia Comercializadora Ltda.

Contrato firmado em 01.11.2004, com vigência por prazo indeterminado, que tem por finalidade a prestação, pela Companhia, dos serviços de gerenciamento, planejamento, controle e administração econômica, contábil, fiscal, jurídica e financeira da controlada. O valor contratual é reajustado no menor período legalmente permitido (atualmente, período anual), pela variação do IGP-M.

Contrato com a Suez-Tractebel S.A. (Controladora Indireta)

Em 02.05.2002, a Companhia celebrou contrato com a Suez-Tractebel S.A. (atual denominação da Tractebel S.A.), sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim, e cuja eficácia ficou condicionada à aprovação da ANEEL, a qual se deu em 23.04.2003, através do Ofício nº 526/2003-SFF/ANEEL. O valor dos honorários durante a vigência do contrato está limitado ao montante anual não cumulativo de 1.500.000 EUROS e os serviços executados e respectivos honorários são submetidos ao conhecimento do Conselho Fiscal da Companhia, no qual tem assento um membro eleito pelos acionistas minoritários. A primeira revalidação, pelos acionistas minoritários, ocorreu na AGE realizada em 12.04.2004. Na AGE realizada em 07.04.2005, os acionistas decidiram não revalidar o referido contrato.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Os valores reconhecidos pela Companhia, em contas patrimoniais e de resultado estão abaixo indicados:

1. Em 31 de dezembro

	31.12.2004								31.12.03
	Tractebel EGI South America Ltda	Suez – Tractebel S.A.	CEM	ITASA	Lages	Tractebel Energia Comerc. Ltda	CESS	Total	Total
Ativo									
Contas a receber	633	-	359	5.630	7.041	2.810	58	**16.531**	**114.701**
Passivo									
Fornecedores	-	-	29.839	12.472	1	-	-	**42.312**	**38.571**
Dividendos e juros sobre o capital próprio	432.054	-	-	-	-	-	-	**432.054**	**357.234**
Resultado									
Receita operacional									
Suprimento de Energia	-	-	-	-	3.070	9.030	-	**12.100**	-
Receitas de serviços									
Administração	-	-	590	-	84	-	120	**794**	**620**
Operação e manutenção	-	-	1.561	8.733	960	-	-	**11.254**	**10.096**
Custo de Energia Elétrica e Serviços									
Compra energia	-	-	236.968	177.833	-	-	-	**414.801**	**412.490**
Outros	-	-	-	-	7	-	-	**7**	-
Despesas Gerais e Administrativas									
Consultoria	-	5.254	-	-	-	-	-	**5.254**	**6.521**
Financeiro									
Receita	-		-	3.291	-	-	-	**3.291**	**6.745**

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

2. Em 31 de março

	31.03.2005							31.12.2004
	Tractebel EGI South America Ltda	CEM	ITASA	Lages	Tractebel Energia Comerc. Ltda	CESS	Total	Total
Ativo								
Contas a receber	658	170	3.463	7.150	5.316	30	16.787	16.531
Passivo								
Fornecedores	-	29.453	13.608	-	-	-	43.061	42.312
Dividendos e juros sobre o capital próprio	432.054	-	-	-	-	-	432.054	432.054
Resultado								**31.03.2004**
Receita operacional								
Suprimento de Energia	-	-	-	1.163	15.860	-	17.023	54
Receitas de serviços:								
Administração	-	162	-	25	-	90	277	160
Operação e manutenção	-	401	2.276	337	-	-	3.014	2.496
Custo de Energia Elétrica e Serviços								
Compra energia	-	65.730	39.906	-	-	-	105.636	109.104
Outros	-	-	-	1	-	-	1	-
Financeiro								
Receita	-	-	14	-	-	-	14	1.725

Garantias a Terceiros

A Tractebel Energia é parte em contratos em que figura como terceiro garantidor de obrigações assumidas por suas Controladas, conforme descrito abaixo:

ITASA

A Tractebel Energia e os demais acionistas da Itasa são intervenientes nos contratos firmados entre a Itasa e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. Os acionistas prestaram garantia representada pela caução da totalidade das ações de emissão da Itasa de sua propriedade, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida, em 31 de março de 2005, totalizava R$ 623 milhões.

A Itasa, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu em garantia, ao BNDES e aos Agentes Financeiros: a) penhor de direitos emergentes da concessão para a exploração da UHE Itá; e b) penhor de direitos creditórios decorrentes dos contratos de compra e venda de energia elétrica celebrados com seus acionistas.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações n.º 98.2.654.3.1 e no Contrato de Financiamento Mediante Abertura de Crédito n.º 98.2.654.3.3, celebrados entre a CEM e o BNDES, datados de 19 de maio de 1999 e 05 de abril de 2000, tendo o primeiro sido aditado em 25 de maio de 1999.

A Tractebel Energia também é interveniente, na qualidade de garantidora, no Contrato de Empréstimo n.º 1260/OC/BR firmado em 08 de dezembro de 2000 e aditado em 06 de março de 2001, com o Banco Interamericano de Desenvolvimento – BID ("BID"). De acordo com este contrato do IDB, a CEM obteve financiamento no valor total de US$ 165.000.000,00, dividido em duas parcelas, sendo o Empréstimo A (conforme definido no referido contrato) no valor de US$ 75.000.000,00 e o Empréstimo B (conforme definido no referido contrato) no valor de US$ 90.000.000,00. Os recursos obtidos por meio deste contrato de empréstimo foram destinados ao financiamento de uma parte dos custos de um projeto envolvendo o desenho, desenvolvimento, engenharia, financiamento, aquisição, construção, operação, manutenção e titularidade das instalações de transmissão e interconexão e o reservatório da UHE de Cana Brava, com 450MW de potência, situada no Rio Tocantins em Goiás, a qual é constituída por três unidades geradores de 150MW. O pagamento do valor total de principal é pago em 47 prestações trimestrais, vencendo-se a primeira em 15 de novembro de 2003 e a última em 15 de maio de 2015.

Nos termos do Contrato de Empréstimo celebrado com o BID, a Tractebel Energia assumiu, com ambos os agentes financeiros, as seguintes principais obrigações em relação aos contratos: (i) garantir o pagamento antecipado nas seguintes hipóteses exclusivas: (a) extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e (b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão; e (ii) ceder ao BNDES e ao BID quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia empenhou, em favor do BNDES e do BID, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31 de março de 2005 totalizava R$ 558,5 milhões.

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da UHE Cana Brava em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética

A Tractebel Energia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25 de julho de 2003, tendo cedido, em garantia, suas quotas de participação no capital social da controlada até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31 de março de 2005 totalizava R$ 48,8 milhões.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Co-geração Lages.

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1° - A TRACTEBEL ENERGIA S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei das Sociedades por Ações e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

Art. 2° - A Companhia tem sede e foro na cidade de Florianópolis, Santa Catarina, na rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3° - A Companhia tem prazo de duração indeterminado.

Art. 4° - A Companhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

CAPÍTULO II
Do Capital e das Ações

Art. 5° - O Capital Social subscrito da Companhia é de R$ 2.445.766.091,90 (dois bilhões, quatrocentos e quarenta e cinco milhões, setecentos e sessenta e seis mil, noventa e um reais e noventa centavos) dividido em 652.742.192 (seiscentas e cinqüenta e duas milhões, setecentas e quarenta e duas mil, cento e noventa e duas) ações, sendo 464.052.075 (quatrocentas e sessenta e quatro milhões, cinqüenta e duas mil, setenta e cinco) ações ordinárias nominativas, 75.069 (setenta e cinco mil, sessenta e nove) ações preferenciais nominativas da classe A e 188.615.048 (cento e oitenta e oito milhões, seiscentas e quinze mil, quarenta e oito) ações preferenciais nominativas da classe B, todas sem valor nominal.

§ 1° - A Companhia poderá emitir ações preferenciais até o limite de 2/3 (dois terços) do Capital Social, sem guardar proporção com as demais existentes, as quais concorrerão em igualdade de condições com as ações ordinárias.

§ 2° - As ações ordinárias nominativas, com direito a voto, e as ações preferenciais nominativas, sem direito a voto, poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 3° - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

§ 4° - As ações preferenciais nominativas terão prioridade no reembolso do capital e na distribuição de dividendos.

§ 5° - As ações preferenciais nominativas da classe A terão prioridade na distribuição de dividendos, calculados à razão de 8% (oito por cento) do capital próprio a essa espécie e classe de ações, ou à razão de 3% (três por cento) do valor do patrimônio líquido correspondente a essa espécie e classe de ações, o que for maior, dividendos esses a serem entre elas rateados igualmente.

§ 6° - As ações preferenciais nominativas da classe B terão prioridade na distribuição de dividendos, calculados à razão de 6% (seis por cento) do capital próprio a essa espécie e classe de ações, ou à razão de 3% (três por cento) do valor do patrimônio líquido correspondente a essa espécie e classe de ações, o que for maior, dividendos esses a serem entre elas rateados igualmente.

§ 7º - As ações preferenciais nominativas participarão, em igualdade de condições, com as ações ordinárias nominativas na distribuição dos dividendos, depois de a estas ser assegurado o menor dos dividendos mínimos previstos nos §§ anteriores.

Art. 6º - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Art. 7º - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará, de pleno direito, constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e multa de 10% (dez por cento) sobre o valor da prestação vencida.

Art. 8º - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 5.000.000.000,00 (cinco bilhões de reais).

§ **1º** - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ **2º** - Os aumentos de capital poderão ser feitos sem necessidade de se guardar proporção entre as ações preferenciais e ordinárias, observado o disposto no § 1º do art. 5º.

§ **3º** - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição do controle.

Art. 9º - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

CAPÍTULO III
Das Assembléias Gerais

Art. 10 - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11 - A Assembléia Geral reunir-se-á extraordinariamente, sempre que necessário, observadas, em sua convocação, instalação e deliberações, as prescrições legais e estatutárias pertinentes.

Art. 12 - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a assembléia escolher, e por um secretário, escolhido dentre os presentes.

Art. 13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

CAPÍTULO IV
Da Administração

Art. 14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

Art. 15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16 - O Conselho de Administração será composto de até 7 (sete) membros, sendo um o Presidente do Conselho e outro o Vice-Presidente, escolhidos pelos acionistas, na forma da lei, com mandato de 3 (três) anos, permitida a reeleição.

§ 1º - Um dos membros do Conselho de Administração será eleito pelos empregados em votação direta organizada pela Companhia, devendo o nome ser homologado pelos acionistas em Assembléia Geral.

§ 2º - Em ocorrendo a vacância no Conselho de Administração, o substituto será nomeado pelos Conselheiros remanescentes e servirá até a próxima Assembléia Geral. No caso de ocorrer vacância na maioria dos cargos, a Assembléia Geral será convocada para proceder à nova eleição.

Art. 17 - O Conselho de Administração reunir-se-á, de ordinário, trimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18 - As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19 - O Conselho de Administração terá as seguintes atribuições:

I - fixar a orientação geral dos negócios da Companhia;

II - eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III - fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

V - convocar a Assembléia Geral;

VI - manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor global do orçamento anual da Companhia;

VIII - aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 20.000.000,00 (vinte milhões de reais);

IX – propor à Assembléia Geral a emissão de debêntures cujas condições não se enquadrem no âmbito de sua competência originária;

X - deliberar sobre a emissão de debêntures simples, não conversíveis em ações e sem garantia real e sobre as condições que, na forma da lei, lhe forem delegadas pela Assembléia Geral;

XI - aprovar a concessão de garantia ou aval a terceiros;

XII - aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 20.000.000,00 (vinte milhões de reais);

XIII - deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

XIV - deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto;

XV - deliberar, nos casos previstos neste Estatuto, sobre a elaboração de demonstrações financeiras semestrais, ou em períodos menores, e a distribuição de dividendos intermediários ou à conta de lucros acumulados ou de reserva de lucros, bem como sobre o crédito ou pagamento de juros sobre o capital próprio;

XVI - deliberar sobre a emissão de notas promissórias comerciais (commercial papers), bem como a emissão de bônus de subscrição;

XVII - escolher e destituir os auditores independentes;

XVIII - aprovar o Regulamento Interno da Companhia; e

XIX - deliberar sobre os casos omissos no Estatuto.

Art. 20 - Nas suas ausências ou impedimentos, o Presidente do Conselho será substituído pelo Vice-Presidente.

CAPÍTULO VI
Da Diretoria Executiva

Art. 21 - A Diretoria Executiva da Companhia será composta de até 7 (sete) membros eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

Parágrafo único – As atribuições e poderes dos membros da Diretoria Executiva serão fixados pelo Conselho de Administração, o qual deverá, obrigatoriamente, designar um Diretor Presidente e um Diretor de Relações com Investidores.

Art. 22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

Art. 23 - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

Art. 24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

§ 1° - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III - elaborar o orçamento anual da Companhia; e

IV - aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

§ 2° – Ao Diretor-Presidente compete, privativamente:

I – Presidir as reuniões da Diretoria;

II – coordenar e orientar as atividades de todos os demais diretores, nas suas respectivas áreas de competência;

III – atribuir, a qualquer dos diretores, atividades e tarefas especiais, independentemente daquelas que lhes couber ordinariamente; e

IV – zelar pela execução das deliberações do Conselho de Administração e da Diretoria.

Art. 25 - No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.

Art. 26 - No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

Art. 27 - A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.

§ 1° - Os Diretores poderão nomear procuradores para representarem a Companhia, agindo sempre em conjunto com um diretor ou outro procurador com bastante poderes ou, ainda, agindo isoladamente.

§ 2° - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores e deverão especificar os poderes outorgados e o prazo de duração do mandato, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, que poderão ter prazo indeterminado.

CAPÍTULO VII
Do Comitê Estratégico

Art. 28 - A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia.

CAPÍTULO VIII
Do Conselho Fiscal

Art. 29 - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de até 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano. A Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

CAPÍTULO IX
Do Exercício Social e Demonstrações Financeiras

Art. 30 - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, as disposições legais aplicáveis.

§ 1° - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos de lei, observadas as disposições previstas no art. 5°, no que se refere aos dividendos das ações preferenciais, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ 2° - A Companhia poderá levantar demonstrações financeiras a 30 de junho de cada ano, podendo, o Conselho de Administração, declarar dividendos com base nas mesmas.

§ 3° - A Companhia poderá elaborar demonstrações financeiras e distribuir dividendos em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o §1.° do artigo 182 da Lei 6.404, de 15 de dezembro de 1976.

§ 4° - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ 5° - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios, inclusive os dividendos das ações preferenciais.

Art. 31 - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefícios da Companhia.

CAPÍTULO X
Das Disposições Gerais

Art. 32 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente

Aprovado na 15ª Assembléia Geral Extraordinária realizada em 07.04.2005, e está em processo de arquivamento na JUCESC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

CONTROLADA/COLIGADA

DENOMINAÇÃO SOCIAL
COMPANHIA ENERGÉTICA MERIDIONAL

19.02 - PEDIDOS EM CARTEIRA NOS TRÊS ÚLTIMOS EXERCÍCIOS

1- ITEM	2 - DESCRIÇÃO DOS PEDIDOS	3 - VALOR DOS PEDIDOS NO ÚLTIMO EXERCÍCIO (Reais Mil)	4 - VALOR DOS PEDIDOS NO PENÚLTIMO EXERCÍCIO (Reais Mil)	5 - VALOR DOS PEDIDOS NO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
99	ENCOMENDAS NÃO ATENDIDAS	0		

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

A Companhia adota as melhores práticas de transparência e eqüidade de tratamento aos acionistas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE